

Verizon Communications 2004 Annual Report


05048068

creating the future of communications


RECD S.E.C.
MAR 2 9 2005
1086







company profile

TOTAL VERIZON

Largest U.S. wireline and wireless telecommunications provider

- Revenues of $71.3 billion
- $7.3 billion in income before discontinued operations and cumulative effect of accounting change
- $13.3 billion capital investment
- More than 210,000 employees

DOMESTIC TELECOM

Major provider of local, long-distance, data and broadband services

- Revenues of $38.6 billion
- Wireline assets serve two-thirds of the top 100 U.S. markets
- $7.1 billion capital investment

VERIZON WIRELESS

Leading wireless services provider with the nation's most reliable wireless voice network

- Revenues of $27.7 billion
- 43.8 million customers
- $5.6 billion capital investment

INFORMATION SERVICES

Leading print and online directory publisher and content provider

- Revenues of $3.6 billion
- 128 million circulation worldwide
- 1.2 million advertising customers
- 134 million monthly searches on SuperPages.com

INTERNATIONAL

Wireline and wireless operations and investments primarily in the Americas and Europe

- Revenues of $2.0 billion

CONSOLIDATED REVENUES (billions)

2004	**$71.3**
2003	**$67.5**
2002	**$67.1**

CASH FLOW FROM OPERATIONS (billions)

2004	**$21.8**
2003	**$22.5**
2002	**$22.1**

TOTAL DEBT (billions)

2004	**$39.3**
2003	**$45.4**
2002	**$53.3**

DIVIDENDS PER SHARE

2004	**$1.54**
2003	**$1.54**
2002	**$1.54**

In keeping with Verizon's commitment to protecting the environment, this Annual Report is printed on non-glossy, recycled paper. Information about our environmental initiatives – including energy conservation, reducing greenhouse gas emissions, waste reduction and recycling – can be found on our website (www.verizon.com) by clicking on "About Verizon" and selecting "Verizon and the Environment."

creating a premier communications company



Verizon is creating the future of communications by ushering in a new era in wireline and wireless broadband connectivity. We are transforming our networks, products and services to provide our customers with the best possible communications experience at home, work or on the go ... now and in the future.

Our strategic investments have created the nation's most reliable wireless voice network, delivered a portfolio of innovative mobile products and produced over 43 million loyal customers. We are also transforming our wireline networks to deliver superior broadband services. Because of our commitment to innovation and investment, our customers are better informed, better entertained and better connected to the things that matter most to them.

By creating the future for our customers, we are also creating the future for ourselves. We are transforming our revenue base around the growth markets of the future and positioning ourselves to compete for an increasing share of the new markets being created by broadband and wireless technologies.

creating shareowner value



Ivan Seidenberg, Chairman and Chief Executive Officer

Fellow shareowners:

2004 was a year of steady progress for Verizon. We believe in growth through investment in new technologies and markets, and we have executed our plan with discipline, delivering another year of strong results and pushing into the expanding markets of the future. Our performance earned us the #1 ranking in *Fortune*'s list of most admired telecommunications companies. And in 2004, Verizon became one of the 30 companies that comprise the Dow Jones Industrial Average – a testimony to the breadth and depth of the company we have built.

While we are gratified by the recognition of our efforts, we are much more focused on the opportunities ahead. In a dynamic industry such as communications, standing still means falling behind. Verizon will not stand still. Rather, we will continue to build on our momentum, raise our standards for performance, and redefine the growth possibilities for the communications industry.

2004 Financial Performance

Verizon experienced strong revenue growth in 2004, with accelerating momentum in growth markets as the year progressed. Revenues were $71.3 billion, up 5.7 percent from 2003. Fueling this result was a 23 percent gain in revenues from Verizon Wireless and growth in high-speed data services in wireline. Overall, we generated $3.8 billion in incremental revenues over 2003, much of that from products and services that barely existed for us as recently as five years ago.

Reported earnings were $7.8 billion. We generated almost $22 billion in cash flow from operations, which enabled us to invest $13.3 billion in our networks, repay $5.5 billion in debt, and pay $4.3 billion in dividends to our shareowners.

So we closed the year in a solid financial position, with the strongest balance sheet we have had since we formed Verizon and a majority of our revenues coming from growth products. As you can see on the chart on page 3, Verizon's investors had a good year in 2004 as well, as our stock appreciated 15.5 percent during the year. Including dividends, our total return was 20.3 percent, which means we outperformed both the S&P Telecom Index and the S&P 500 Index.

With the fresh wave of proposed mergers and acquisitions in communications, we have seen a pullback in telecom stocks in the early months of 2005, as investors are understandably sorting through the implications of these transactions. Clearly, it is up to us to demonstrate, as we have in the past, that we have the strength and the strategies to navigate through this volatile period and emerge as one of the winners in this still-restructuring industry. We will not be satisfied – nor, I am sure, will our investors – *until our stock price consistently reflects* our position as the preeminent company in our industry.

For all the changes in the industry, we are confident in our future. One sign of that confidence is that our Board of Directors voted on March 4, 2005 to increase our quarterly dividend by 2 cents per share. On an annual basis, this represents a 5.2 percent increase, from $1.54 to $1.62 per share. What this increase says is that our businesses are generating sufficient cash flow to both reward shareowners and invest in the technologies that will make Verizon more competitive and more valuable as the communications transformation unfolds.

2004 Operating Results

As you will see throughout this report, we made good progress in 2004 toward implementing our vision and making its benefits tangible for customers.

Verizon Wireless continues to be the flagship company in the industry, delivering our strongest year ever. Our commitment to network quality and customer service has made us the industry leader in customer growth, loyalty and profitability. Data revenues exceed $1 billion a year and, as we expand our wide-area wireless broadband network, we will offer customers a range of new services, including high-quality video, 3-D games, music and remote access.


2004 RELATIVE STOCK PERFORMANCE
Verizon
S&P500 Index
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
-5.00%
$35.25
$40.51
1.01.04
3.31.04
6.30.04
9.30.04
12.31.04

Domestic Telecom is also focused on operating excellence and growth through innovation. While revenues from the traditional voice business continued to decline, we saw some stabilization as the year went on and held operating income margins steady. Telecom also performed strongly in the growth areas of DSL and high-speed data services for business. We gained share in the large-business market, and in 2005 we are looking to make a strong business even stronger through our acquisition of MCI. We are deploying a high-capacity fiber network that will deliver a host of next-generation services, including super-fast Internet access and HDTV-quality video. We believe this strategy will enable us to leapfrog the competition and make us the leader in the broadband marketplace of tomorrow.

Our Information Services unit is also transforming, now offering yellow pages and search services in print, over the Internet and on cell phones. With our traditional yellow pages directories competing with a wider variety of media, we are focused on running an efficient business, growing in new geographic areas and expanding in new electronic markets for searching, shopping and information. Information Services contributes approximately $1 billion in segment income and very healthy operating income margins.

Verizon International performed well in 2004. We divested certain assets, principally in Canada, to focus our energies on the wireline and wireless markets our affiliates serve in the Caribbean and Latin America. Our international businesses contributed $1.2 billion in segment income in 2004.

Our strong operating performance shows that it really is possible to deliver great results today while leading for tomorrow.

We will continue to build on our momentum, raise our standards for performance, and redefine the growth possibilities for the communications industry.

Looking Ahead

As we look ahead at 2005, the restructuring of the communications industry has entered a new phase. At Verizon, we have announced our intention to acquire MCI in order to gain sufficient scale and presence to be a major supplier to national and global enterprises.

We see the MCI acquisition as one more step on the path to sustainable industry leadership. Over the years, we have shown that we know how to use transactions like this to create value and improve our competitive position. You can rest assured that we will approach this with the same focus and accountability for results we have demonstrated in the past.

For all the changes in our industry, there is one thing that doesn't change, and that's the commitment of our people. For that, I am grateful to the thousands of dedicated Verizon employees who constantly find new ways to serve customers – whether it's delivering the top wireless service in the industry, deploying the country's fastest fiber-optic network, or working day and night so we can say to a hurricane victim in Florida, "Your service is restored." I also want to thank our Board of Directors for their guidance and support as we steer our company through the convulsive changes in our industry.

The more we accomplish, the more we know what still needs to be done. The people of Verizon have a positive and exciting vision of where we're going. We are making the investments and delivering the innovations that will put us on the upside of industry change. We will continue to conduct business with the highest ethical standards and live up to our legacy of contributing to the well-being of communities all over the country. And through it all, we will continue to step up to the challenge of doing what leaders do: use periods of significant change to reinvent their business and redefine the industry.

Ivan G. Seidenberg
Chairman and Chief Executive Officer

creating richer experiences



Big changes are happening in the way people communicate, as innovative technologies reshape consumer behavior around convenience, ease of use and instant gratification. With wireless phones, e-mail, instant messaging and the Internet, customers have a range of choices for connecting to people and information.

The changes in technology are affecting more than just phone calls and text messages. For example, you no longer have to wait days to mail pictures of your vacation to friends and family – you can now share your experiences immediately using a camera phone or a broadband computer connection.

The twin phenomena of increased mobility and broadband availability are restructuring industries and transforming our society. Nearly two-thirds of all American homes now subscribe to both wireless *and* wireline services, and wireless calls now outnumber calls from traditional wireline telephones. As a measure of the popularity of camera phones, Verizon Wireless customers sent or received more than 30 million picture mes-


verizon
We never stop working for you.

sages in just the last three months of 2004. Finally, online usage has grown significantly in the last few years, as 70 percent of U.S. households now have access to the Internet, and over one-third of those homes are served with a broadband connection.

As America's broadband appetite increases, so too will the sophistication of a new generation of digital devices. Soon, the ability to communicate will be embedded in most electronic devices and will become an essential part of major home appliances. To meet these escalating demands for communication, Verizon's new wireless and fiber broadband technologies have the flexibility to provide our customers with all the bandwidth they will need for years to come.

As new high-capacity applications continue to become an integral part of our daily lives, Verizon's premier communications services will deliver the speed, mobility and control our customers need to stay connected. By providing these services, we enable our customers to enjoy the rich communications experiences made possible by converging technologies.

creating innovative products and services


Picture Messaging
Capture and share life's special moments using a Verizon Wireless camera phone.
Get It Now℠
Download ring tones, games and other useful applications directly to your wireless phone.
Broadband
Verizon wireline broadband comes in two flavors: high-speed DSL and lightning-fast FiOS.
VoiceWing℠
Verizon's residential Voice-over-Internet-Protocol (VoIP) broadband phone service is now available nationwide.

To benefit from the digital era, consumers and businesses need the right tools. Verizon has created a portfolio of communications products and services that range from basic calling plans to advanced network services.

For consumers, Verizon has a wide variety of affordable wireless and wireline calling plans and packages that fit our customers' individual needs. We also offer Get It Now, where users can choose from thousands of exciting wireless applications such as games, ring tones, SuperPages On the Go directory listings, and V Cast℠, the nation's first 3G broadband multimedia service.

Our DSL service offers the consumer one of the best overall values in broadband, with improved content, faster speeds and great service at an affordable price. We have also begun to introduce the next generation of broadband services – FiOS. This advanced fiber service gives consumers the fastest available residential Internet speeds, and will soon provide more robust video content than any other available technology.

With VoiceWing, our Internet phone service, consumers can make calls over any broadband Internet connection and manage their calls from any computer with Internet access. For online shoppers, the newly expanded SuperPages.com has become the ultimate shopping destination, where consumers can research and purchase products and services without the bother of jumping from site to site.

BroadbandAccess
The best of both worlds: high-speed broadband connectivity with wireless mobility.

Business Solutions
A complete portfolio of advanced communications services for large and small businesses.



iobi℠ Home
Lets consumers manage all of their communications on their own terms.



SuperPages.com
Helps consumers find exactly what they want, where they want it, when they want it.

With so many communications options available, Verizon now offers iobi Home, a "control panel" with a wide assortment of features that helps our customers manage all their communications services and devices.

Verizon also has a full range of products for small- and medium-size businesses. Our advanced technology helps businesses take advantage of the Internet, increases their efficiency, safeguards against unwanted intrusion, speeds up the transmission of data, and unifies voice and data into a seamless communication network. From local phone service, calling features and long-distance plans to Internet access, web hosting and wireless services, Verizon will design a solution that fits the needs of any size business.

For large business, government and education customers, Verizon manages, designs and operates end-to-end integrated network solutions that meet a wide range of voice, video, data and IP-related needs. We offer high-bandwidth data solutions that improve performance, efficiency and productivity in today's fast-paced world. We are expanding the reach of our long-distance voice and data networks, and we provide a full array of sophisticated applications, including data and voice networking, information security, web access, video conferencing, remote access and e-business applications.

Verizon continues to develop innovative communications services to help our customers stay better connected at home, in the office or on the go.

creating a network for the future



fiber family enjoys more bandwidth

The members of the Friz family have become heavy Internet users. Max and Jody are working professionals with three school-aged children. During a typical week, the family checks e-mail, does homework, pays bills online and downloads files from the office using three home computers connected to the Internet. On weekends they frequently surf web sites, watch movie trailers, send family videos and photographs, and access online games.

As new Internet applications have become available, their computer use has increased, which created the need for additional bandwidth. But unlike other broadband technologies, Verizon's new FiOS service gives the Friz family access to the Internet using the speed of light – a fiber-optic connection directly into their home. With FiOS they experience virtually no wait time for downloading or uploading large files to and from their computers.

"The FiOS Internet service addresses many of our personal, professional and entertainment needs," says Max, who has been disappointed with other broadband technologies. "There is no doubt our family will remain loyal FiOS customers based on the low cost and high performance of this service, and we look forward to buying additional FiOS services when they become available."

At Verizon, we have built our business on the belief that world-class networks and next-generation technology will create value for our shareowners and our customers. We are investing in the infrastructure that provides the mobility and bandwidth our customers need – now and in the future – to carry converged voice, high-speed data and video.

Wireless is a good example of our ability to evolve from one technology platform to another – becoming the industry leader in technology, quality and customer satisfaction along the way. In converting our nationwide network to digital, we enabled explosive growth in subscribers and traffic.

By further upgrading that digital network to accommodate data, we ushered in the era of wireless data. Our mobile subscribers can check e-mail and download files using our NationalAccess service, which provides nationwide wireless connections to the Internet from laptop computers and handheld devices.

For our mobile customers who require even more bandwidth, we are upgrading our network to provide high-speed, wireless broadband service. We expanded our BroadbandAccess service to cover 75 million Americans last year, and we will double that number in 2005. As a result, busi-

DSL LINES IN SERVICE
(millions)

Year	DSL lines
2004	3.6
2003	2.3
2002	1.7

CONSUMER PACKAGE PENETRATION
Customers with 2+ wireline services

Year	Penetration
2004	56%
2003	43%
2002	31%



wireless mobility accelerates realty sales

Most real estate agents spend their days going back and forth from their office to handle time-consuming administrative tasks. But Realtor® David Therrien and his sales team have developed a unique mobile office system using Verizon Wireless' high-speed BroadbandAccess. This system enables Therrien and his clients to share critical information quickly and conveniently. The mobile office can be set up in a client's home to send and receive time-sensitive material, such as home listings, photos, real-time videos, contracts and other important legal documents.

Therrien is able to take his office wherever he goes and is no longer limited to the geographic area surrounding his realty office – he once drafted a timely offer and e-mailed it to his client while sitting in the stands at a baseball game. His mobile office includes a laptop computer with wireless broadband connectivity to the Internet and the server in his realty office. In addition, he travels with a scanner, color printer, VCR, digital and video cameras, and fax machine.

For home buyers and sellers, Therrien's wireless mobile office provides in-home convenience, remote access to important documents, flexibility, faster responses and reduced travel time. The time-consuming process of buying and selling a home is now a little faster, thanks to Therrien's innovations and Verizon Wireless' BroadbandAccess.

ness travelers can now experience fast, office-quality connectivity when they're on the move.

We are following the same model in our wireline business by transforming our network to meet the requirements of the high-speed broadband era. DSL broadband service is now available to a majority of homes in our service area, and we have begun the next phase of the broadband transformation by rolling out high-capacity fiber technology directly to our customers' homes and businesses. Our fiber-optic Internet service, FiOS, was deployed in 10 states in 2004, and we will escalate our deployment rate in 2005. FiOS delivers Internet surfing speeds that far exceed today's DSL and cable offerings, while the fiber infrastructure reduces our operating costs. In addition, the advanced fiber technology allows new revenue streams from high-capacity applications such as video-on-demand and HDTV.

To better serve our large-business customers, Verizon invested in a major network expansion called Enterprise Advance. With our national reach and a portfolio of advanced data products, we offer customers greater speeds, more bandwidth and increased flexibility to manage their voice and data traffic on a single network.

	WIRELESS SUBSCRIBERS (millions)
2004	**43.8**
2003	**37.5**
2002	**32.5**

	SUPERPAGES.COM ONLINE SEARCHES (millions)
2004	**1,376**
2003	**919**
2002	**652**

creating new business opportunities



high-speed broadband goes wireless

Verizon Wireless customers can now have the best of both worlds: broadband connectivity *and* mobility. BroadbandAccess, the new high-speed wireless data service from Verizon Wireless, takes our mobile customers to the next level of mobile communications by providing tremendous speed and much more.

Enterprise customers can use this service from any location within the BroadbandAccess coverage area, as if they were in the office. Using a wireless-enabled computer or other device, customers can access critical information at customer locations, at job sites, in taxis or on trains – faster than with any competing technology. The high-speed wireless service is ideal for downloading files and business-critical information, or for accessing e-mail, intranets and the Internet.

BroadbandAccess gives business customers improved productivity and the ability to respond more quickly to their customers' needs, and is changing the way the corporate world views wireless data. This service is another example of how Verizon continues to deliver customized, technologically advanced solutions that meet our business customers' need for speed, security, coverage and reliability.

Verizon has a long history of providing products and services that make businesses more efficient and productive. Today we provide solutions ranging from transport and DSL to advanced voice solutions and high-end data services.

Building on Verizon's strong local and regional networks and our customer relationships, we have begun to expand our network nationally to provide solutions that grow with our clients' changing needs. With Verizon's new nationwide network expansion, Enterprise Advance, we are creating the infrastructure necessary to develop, manage and maintain end-to-end integrated solutions for our large business and government customers.

For our small- and medium-size business customers, Verizon offers a flexible, customized package of services that consolidates data, Internet, local and long-distance calling on one high-speed line. It can be configured to carry voice, data and Internet access in a variety of ways to fit each company's specific business requirements.

As a result of our focus on customer service, Verizon received the highest score in the J.D. Power and Associates

	WIRELINE DATA REVENUE (billions)
2004	**$7.8**
2003	**$7.3**
2002	**$7.3**

	WIRELESS DATA REVENUE (millions)
2004	**$1,116**
2003	**$449**
2002	**$165**



connecting dunkin' donuts northeast distribution center with local stores

Guido Petrosinelli, the manager of a Dunkin' Donuts location in Rhode Island, used to spend valuable time on the phone placing orders for all the ingredients needed to supply his store with fresh baked goods and coffee. But with the new online ordering system powered by Verizon's Enterprise Solutions Group, he now has more time to focus on his customers' experience in the store.

Verizon designed an advanced communications solution for the Dunkin' Donuts Northeast Distribution Center to replace their standard phone ordering process. Verizon's new high-speed data network recently interconnected 1,700 Dunkin' Donuts stores throughout the northeast, providing franchise owners with online ordering capabilities and a wealth of information to help simplify store operations.

The customized high-bandwidth connections link Dunkin' Donuts' store computers to the company's Northeast Distribution Center and the Internet for instantaneous communications. Verizon also supports Dunkin' Donuts store employees with a 24 hour support desk. These state-of-the-art services will accommodate the growing needs of the Dunkin' Donuts stores and will allow the Northeast Distribution Center, a purchasing co-op owned by all the franchises collectively, to add applications to continue to meet their business demands.

2004 Major Provider Business Telecommunications Services Study℠. The study measures the satisfaction of businesses with their phone and data communications services in several key areas.

Our success was further validated in 2004 when the Yankee Group published the results of a study in which they asked small- and medium-size businesses how happy they are with their broadband provider. The results ranked Verizon first in customer satisfaction out of seven leading communications providers.

Finally, Verizon's Information Services segment has changed the way businesses connect with customers online. SuperPages.com, the leading Internet yellow pages site, now offers pay-per-click advertising, a powerful option that allows advertisers to decide how much they want to pay for leads generated by their online ads.

Verizon is committed to helping our nation's economy grow and prosper by providing the communications infrastructure and tools that help create new business opportunities for our customers.

WIRELINE REVENUE CONTRIBUTION – GROWTH INITIATIVES

2004	**27% GROWTH**	73% TRADITIONAL SERVICES
2003	**24% GROWTH**	76% TRADITIONAL SERVICES
2002	**22% GROWTH**	78% TRADITIONAL SERVICES

AVERAGE MONTHLY SERVICE REVENUE PER SUBSCRIBER (WIRELESS)

2004	**$50.22**
2003	**$48.85**
2002	**$48.35**

creating a stronger community



supporting workforce development and education

Washington, D.C., like many cities, is home to a number of workforce development programs. What makes the Community Preservation and Development Corporation (CPDC) unique is its consistency in programming and its reliance on comprehensive support services.

CPDC is a nonprofit organization that preserves affordable housing developments and provides community programs. It provides job training in the IT sector, academic and career counseling, and job placement, and has wired its residential units and computer labs at Edgewood Terrace with broadband Internet connections.

Since the mid-1990s, Verizon has partnered with CPDC on workforce development initiatives that have resulted in CPDC students graduating, obtaining IT jobs and seeking higher education.

Over the course of the partnership, Verizon has contributed to CPDC's success by staffing classrooms with guest lecturers, placing Verizon employees as volunteers, hiring and mentoring summer students, and staffing its board of directors and advisory teams.

Verizon is proud of the tremendous impact our people and our company have in our communities. Our employees serve millions of customers every day on the job and contribute their own time to the well-being of communities across America and around the world.

Our core values of integrity and respect are a fundamental part of our culture, in how we interact with customers, investors and the public. We were one of the first large employers to create an ethics office headed by an executive responsible for compliance, and our comprehensive Code of Business Conduct has become a model for other companies. Our goal is to operate with the highest level of integrity and accountability, while continuing to build on the trust we have earned over the years.

Being responsible members of our communities makes us better at what we do. As we succeed, we produce not only a good return for shareowners and a good living for our employees, but we also create something of lasting value for society.

We are committed to using our technical, financial and human resources to help create powerful networks for progress. In our philanthropy, we use our resources to bring the benefits of technology to our communities, helping them address key social issues. Together, we are making sure people have the fundamental skills – particularly literacy and the ability to use technology – to succeed in the digital era.

More information about our corporate responsibility initiatives can be found at **www.verizon.com/responsibility.**

2004 GOOD WORKS INDEX

$71.4 million	Total funds given by the Verizon Foundation in support of local communities
528,000	Hours donated to nonprofit organizations by Verizon employees
$18.7 million	Funds contributed or raised by the Verizon Volunteers program
11,600	Number of nonprofit organizations that received time or money from Verizon employees
$18.8 million	Matching gifts and grants awarded to nonprofit organizations by the Verizon Foundation
3,500	Number of nonprofit organizations receiving grants directly from the Verizon Foundation
50 plus the District of Columbia	Number of states in which nonprofit organizations have received grants through Verizon's matching gift program

selected financial data

(dollars in millions, except per share amounts)

	2004	2003	2002	2001	2000
Results of Operations					
Operating revenues	**$ 71,283**	$ 67,468	$ 67,056	$ 66,513	$ 64,093
Operating income	**13,117**	7,407	14,877	11,402	16,725
Income before discontinued operations, extraordinary items and cumulative effect of accounting change	**7,261**	3,460	4,591	545	10,844
Per common share – basic	**2.62**	1.26	1.68	.20	4.00
Per common share – diluted	**2.59**	1.25	1.67	.20	3.96
Net income	**7,831**	3,077	4,079	389	11,797
Net income available to common shareowners	**7,831**	3,077	4,079	389	11,787
Per common share – basic	**2.83**	1.12	1.49	.14	4.34
Per common share – diluted	**2.79**	1.12	1.49	.14	4.31
Cash dividends declared per common share	**1.54**	1.54	1.54	1.54	1.54
Financial Position					
Total assets	**$165,958**	$165,968	$167,468	$170,795	$164,735
Long-term debt	**35,674**	39,413	44,003	44,873	41,858
Employee benefit obligations	**17,941**	16,754	15,392	11,895	12,541
Minority interest	**25,053**	24,348	24,057	21,915	21,698
Shareowners' investment	**37,560**	33,466	32,616	32,539	34,578

- Significant events affecting our historical earnings trends in 2002 through 2004 are described in Management's Discussion and Analysis of Results of Operations and Financial Condition.
- 2001 data includes losses on investments, severance benefits charges, and other special and/or non-recurring items.
- 2000 data includes gains on investments and sales of businesses, merger-related costs and other special and/or non-recurring items.

management's discussion and analysis
of results of operations and financial condition

OVERVIEW

Verizon Communications Inc. (Verizon) is one of the world's leading providers of communications services. Verizon's domestic wireline telecommunications business provides local telephone services, including broadband, in 29 states and Washington, D.C. and nationwide long-distance and other communications products and services. The domestic wireline consumer business generally provides local, broadband and long distance services to customers. Our domestic wireline business also provides a variety of services to other telecommunications carriers as well as large and small businesses. Verizon's domestic wireless business provides wireless voice and data products and services across the United States using one of the most extensive wireless networks. Information Services operates directory publishing businesses and provides electronic commerce services. Verizon's international presence includes wireline and wireless communications operations and investments, primarily in the Americas and Europe. Stressing diversity and commitment to the communities in which we operate, Verizon has a highly diverse workforce of 210,000 employees.

The sections that follow provide information about the important aspects of our operations and investments, both at the consolidated and segment levels, and include discussions of our results of operations, financial position and sources and uses of cash. In addition, we have highlighted key trends and uncertainties to the extent practicable. The content and organization of the financial and non-financial data presented in these sections are consistent with information used by our chief operating decision makers for, among other purposes, evaluating performance and allocating resources. We also monitor several key economic indicators as well as the state of the economy in general, primarily in the United States where the majority of our operations are located, in evaluating our operating results and analyzing and understanding business trends. While most key economic indicators, including gross domestic product, impact our operations to some degree, we have noted higher correlations to housing starts, non-farm employment, personal consumption expenditures and capital spending, as well as more general economic indicators such as inflation and unemployment rates.

Our results of operations, financial position and sources and uses of cash in the current and future periods reflect Verizon management's focus on the following four key areas:

- Revenue Growth – Our emphasis is on revenue transformation, devoting more resources from traditional services, where we have been experiencing access line losses, to the higher growth markets such as wireless, wireline broadband, including digital subscriber lines (DSL) and fiber optics to the home (Verizon's FiOS product), long distance and other data services as well as expanded services to enterprise markets. In 2004, revenues from these growth areas increased by 20% compared to 2003 and represent 53% of our total revenues, up from 47% of total revenues in 2003 and 43% in 2002. Verizon reported consolidated revenue growth of 5.7% in 2004 compared to 2003, led by 23.0% higher revenue at Domestic Wireless and 7.4% total data revenue growth at Domestic Telecom. Verizon added 6,294,000 wireless customers, 1,240,000 DSL lines, 2,337,000 long distance lines and more than 750 Enterprise Advance sales in 2004, meeting its revenue objective of $250 million.
- Operational Efficiency – While focusing resources on growth markets, we are continually challenging our management team to lower expenses, particularly through technology-assisted productivity improvements. The effect of these and other efforts, such as the 2003 labor agreements and voluntary separation plans, has been to significantly change the company's cost structure. At December 31, 2002, Verizon had 226,000 employees compared to 202,000 at December 31, 2003. Domestic Telecom's salary and benefits expenses declined by approximately $1 billion in 2004 compared to 2003 as a result of the voluntary separation plans. Workforce levels in 2004 increased to 210,000, driven by wireless and wireline broadband growth markets.
- Capital Allocation – Verizon's capital spending continues to be directed toward growth markets. High-speed wireless data (EV-DO), replacement of copper access lines with fiber optics to the home, as well as voice over the Internet (VoIP) and expanded services to enterprise markets are examples of areas of capital spending in support of these growth markets. In 2004, approximately $900 million of capital spending at Domestic Telecom was reallocated from traditional products to growth products. In 2005, Verizon management expects to spend approximately 10% more than 2004 capital expenditures of $13,259 million in support of growth initiatives.
- Cash Flow Generation – The financial statements reflect the emphasis of management on not only directing resources to growth markets, but also using cash provided by our operating and investing activities for the repayment of debt in addition to providing a stable dividend to our shareowners. At December 31, 2004, Verizon's total debt was $39,267 million, a decrease of $6,113 million from $45,380 million at December 31, 2003.

Supporting these key focus areas are continuing initiatives to more effectively package and add more value to our products and services. In 2004, we introduced VoiceWing, Verizon's nationwide VoIP service that allows customers with DSL or cable-modem broadband service to make telephone calls and utilize advanced service features through an Internet connection rather than the traditional telephone network. In addition, Verizon announced a deployment expansion of FiOS to parts of six states: Delaware, Maryland, Massachusetts, New York, Pennsylvania and Virginia. As of year-end 2004, FiOS deployment was passing 35,000 to 40,000 homes per week; a rate that is expected to increase throughout 2005. Verizon plans to begin offering video on the FiOS network in the second half of 2005. Innovative product bundles include local wireline, long distance, wireless and DSL services for consumer and general business retail customers. In our enterprise markets, we are expanding our presence having completed the build-out of our nationwide network and by expanding our portfolio of advanced data services. These efforts will also help counter the effects of competition and technology substitution that have resulted in access line losses that have contributed to declining Domestic Telecom revenues over the past several years.

At Domestic Wireless, we will continue to execute on the fundamentals of our network superiority and value proposition to deliver growth for the business while at the same time provide new and innovative products and services for our customers. We have expanded the areas where we are offering BroadbandAccess, our EV-DO service which provides typical data downloads of 300-500 kilobits per second, to include 30 major metropolitan areas and airports. Among other cities, BroadbandAccess is available in New York City, Los Angeles, Chicago, Atlanta, Baltimore, Boston, Dallas-Ft. Worth, Philadelphia and Washington, D.C. Coverage expansion and additional market launches are planned for 2005. In February 2005, we launched V CAST, our consumer broadband wireless service offering, which provides customers with unlimited access to a variety of video and gaming content on EV-DO handsets.

CONSOLIDATED RESULTS OF OPERATIONS

In this section, we discuss our overall results of operations and highlight special and non-recurring items. In the following section, we review the performance of our four reportable segments. We exclude the effects of the special and non-recurring items from the segments' results of operations since management does not consider them in assessing segment performance, due primarily to their non-recurring and/or non-operational nature. We believe that this presentation will assist readers in better understanding our results of operations and trends from period to period. This section on consolidated results of operations carries forward the segment results, which exclude the special and non-recurring items, and highlights and describes those items separately to ensure consistency of presentation in this section and the "Segment Results of Operations" section.

The special and non-recurring items include operating results through the sale date of 1.27 million non-strategic access lines sold in 2002 which are not in segment results of operations to enhance comparability. Segment results also do not include discontinued operations in segment income. See "Other Consolidated Results – Discontinued Operations" for a discussion of these results of operations. In addition, consolidated operating results include several other events and transactions that are highlighted because of their non-recurring and/or non-operational nature. See "Special Items" for additional discussion of these items.

Consolidated Revenues

(dollars in millions)

Years Ended December 31,	**2004**	2003	% Change	2003	2002	% Change
Domestic Telecom	**$ 38,551**	$ 39,602	(2.7)%	$ 39,602	$ 40,839	(3.0)%
Domestic Wireless	**27,662**	22,489	23.0	22,489	19,473	15.5
Information Services	**3,615**	3,830	(5.6)	3,830	4,039	(5.2)
International	**2,014**	1,949	3.3	1,949	2,219	(12.2)
Corporate & Other	**(559)**	(402)	39.1	(402)	(137)	193.4
Revenues of access lines sold	**–**	–	–	–	623	(100.0)
Consolidated Revenues	**$ 71,283**	$ 67,468	5.7	$ 67,468	$ 67,056	0.6

2004 Compared to 2003

Consolidated revenues in 2004 were higher by $3,815 million, or 5.7% compared to 2003 revenues. This increase was primarily the result of significantly higher revenues at Domestic Wireless, partially offset by lower revenues at Domestic Telecom.

Domestic Wireless's revenues increased by $5,173 million, or 23.0% in 2004 compared to 2003 as a result of 6.3 million net customer additions and higher revenue per customer per month, including higher data revenue per customer. Average revenue per customer per month was $50.22, or 2.8% higher in 2004 compared to 2003, primarily due to a larger number of customers on higher access price plan offerings as well as an increase in data revenues per subscriber. Data revenues were $1,116 million in 2004 compared to $449 million in 2003. These increases were partially offset by decreased roaming revenue due to bundled pricing.

Domestic Telecom's revenues in 2004 were lower than 2003 by $1,051 million, or 2.7% primarily due to lower local and network access services, partially offset by higher long distance revenues. The decline in local service revenues of $932 million, or 4.8% in 2004 was mainly due to lower demand and usage of our basic local exchange and accompanying services, as reflected by a decline in switched access lines in service of 4.6% in 2004. These revenue declines were mainly driven by the effects of competition, regulatory pricing rules for unbundled network elements (UNEs) and technology substitution. Regulatory pricing rules for UNEs, which mandate lower prices from other carriers that use our facilities to provide local exchange services, are putting downward pressure on our revenues by shifting the mix of access lines from retail to wholesale. Technology substitution is reflected in declining demand for residential access lines as more customers substituted wireless services for traditional landline services and basic business access lines have shifted to high-speed, high-volume special access lines. Network access revenues declined by $484 million, or 3.8% in 2004 compared to 2003 principally due to decreasing switched minutes of use (MOUs) and access lines, as well as mandatory price reductions associated with federal and state price cap filings and other regulatory decisions. Switched MOUs declined in 2004 by 5.7% compared to 2003, reflecting the impact of access line loss and wireless substitution. Domestic Telecom's long distance service revenues increased $394 million, or 10.4% in 2004 compared to 2003, principally as a result of customer growth from our interLATA long distance services. In 2004, we added 2.3 million long distance lines, for a total of 17.7 million long distance lines nationwide, representing a 15.3% increase from December 31, 2003. The introduction of our Freedom service plans continues to stimulate growth in long distance services.

2003 Compared to 2002

Consolidated revenues were $412 million, or 0.6% higher in 2003 compared to 2002 revenues. This increase was primarily the result of higher revenues at Domestic Wireless, partially offset by lower revenues at Domestic Telecom and the impact of sales of 1.27 million non-strategic access lines in 2002.

Domestic Wireless's revenues were higher by $3,016 million, or 15.5% in 2003 as a result of 5.0 million net customer additions and higher revenue per customer per month. Average revenue per customer per month increased by 1.0% to $48.85 in 2003 compared to 2002, primarily due to a larger number of customers on higher access price plan offerings as well as an increase in data revenues per subscriber, partially offset by decreased roaming revenue as a result of rate reductions with third-party carriers and decreased long distance revenue due to bundled pricing.

Revenues earned by Domestic Telecom in 2003 were lower than 2002 by $1,237 million, or 3.0% primarily due to lower local and network access services, partially offset by higher long distance revenues. The decline in local service revenues of $817 million, or 4.0% in 2003 was mainly due to lower demand and usage of our basic local exchange and accompanying services, as reflected by a decline in switched access lines in service of 4.2% in 2003. This revenue decline was mainly driven by the effects of competition, regulatory pricing rules for UNEs and technology substitution, including customers switching from traditional landline to wireless services and a shift of basic business access lines to high-speed, high-volume special access lines. In addition, our network access revenues declined by $708 million, or 5.3% in 2003 principally due to decreasing switched MOUs and access lines, as well as price reductions associated with federal and state price cap filings and other regulatory decisions. Domestic Telecom's long distance service revenues increased $618 million, or 19.5% in 2003 principally as a result of customer growth from our interLATA long distance services. In 2003, we received final Federal Communications Commission (FCC) approval to offer long distance services in our remaining three jurisdictions and began offering long distance services throughout the United States, capping a seven-year effort.

Lower revenue of access lines sold of $623 million in 2003 was the result of the sales of non-strategic access lines in the third quarter of 2002.

Consolidated Operating Expenses

(dollars in millions)

Years Ended December 31,	2004	2003	% Change	2003	2002	% Change
Cost of services and sales	**$ 23,168**	$ 21,701	6.8%	$ 21,701	$ 19,866	9.2%
Selling, general and administrative expense	**21,088**	24,894	(15.3)	24,894	21,778	14.3
Depreciation and amortization expense	**13,910**	13,607	2.2	13,607	13,282	2.4
Sales of businesses, net	**–**	(141)	(100.0)	(141)	(2,747)	(94.9)
Consolidated Operating Expenses	**$ 58,166**	$ 60,061	(3.2)	$ 60,061	$ 52,179	15.1

2004 Compared to 2003

Cost of Services and Sales

Cost of services and sales of $23,168 million increased by $1,467 million, or 6.8% in 2004 compared to 2003. This increase was principally due to increased pension and other postretirement benefit costs, primarily at Domestic Telecom, higher direct wireless network charges and customer handset costs at Domestic Wireless as a result of customer base growth and higher costs at Domestic Telecom associated with growth businesses, partially offset by lower workforce levels and other cost reductions at Domestic Telecom.

The overall impact of pension and other postretirement benefit plan assumption changes, combined with lower asset returns over the last several years, increased net pension and postretirement benefit expenses by $1,172 million in 2004 (primarily in cost of services and sales) compared to 2003. Costs increased in 2004 at Domestic Wireless primarily due to higher direct wireless network charges resulting from increased MOUs in 2004 compared to 2003 and higher cost of equipment sales due to an increase in handsets sold, driven by growth in customer additions and an increase in equipment upgrades in 2004 compared to 2003. Higher customer premises equipment and other costs associated with our growth businesses at Domestic Telecom such as long distance and DSL also contributed to the increase in cost of services and sales. These expense increases were partially offset by the effect of workforce reductions. In 2004, Domestic Telecom benefited from an average of approximately 15,000 fewer employees compared to 2003 levels. This reduction in employees was principally due to a voluntary separation plan, which was completed in November 2003. Costs in 2004 were also impacted by lower interconnection expense charged by competitive local exchange carriers (CLECs) and settlements with carriers, including the MCI, Inc. settlement recorded in the second quarter of 2004.

Selling, General and Administrative Expense

Selling, general and administrative expense of $21,088 million was $3,806 million, or 15.3% lower in 2004 compared to 2003. This decrease was driven by lower special charges in 2004 by $5,394 million and lower costs at Domestic Telecom associated with workforce reductions and by lower bad debt expense, partially offset by cost increases at Domestic Wireless and Domestic Telecom. Special charges related to severance, pension and benefits were $4,607 million lower in 2004 compared to 2003, driven primarily by fourth quarter 2003 charges incurred in connection with the voluntary separation of approximately 21,000 employees. Lease impairment and other special charges in 2003 were $496 million, compared to other special credits, net of $91 million in 2004.

Domestic Wireless's salary and benefits expense increased by $821 million, including a $447 million increase in costs incurred in 2004 related to that segment's long-term incentive program, and by an increase in the employee base, primarily in the customer care and sales channels. Also contributing to the increase at Domestic Wireless were higher sales commissions in our direct and indirect channels of $204 million, primarily related to an increase in customer additions and renewals during the year. Cost increases in 2004 at Domestic Telecom included higher net pension and benefit costs, as described in costs of services and sales above, additional other employee benefit costs and higher professional and general costs.

Depreciation and Amortization Expense

Depreciation and amortization expense of $13,910 million increased by $303 million, or 2.2% in 2004 compared to 2003. This increase was primarily due to increased depreciation expense related to the increase in depreciable assets, partially offset by lower rates of depreciation on telephone plant.

Sales of Businesses, Net

In 2003, Information Services recorded a pretax gain of $141 million primarily related to the sale of its European directory publication operations in Austria, the Czech Republic, Gibraltar, Hungary, Poland and Slovakia.

2003 Compared to 2002

Cost of Services and Sales

Cost of services and sales in 2003 were $21,701 million, an increase of $1,835 million, or 9.2% in 2003 compared to 2002. This increase was driven by lower income provided by pension income net of other postretirement benefit expense, principally at Domestic Telecom, and higher equipment costs associated with Domestic Wireless customer additions and equipment upgrades. The overall impact of pension and other postretirement benefit plan assumption changes, combined with lower than expected actual asset returns over the last several years, increased net pension and postretirement benefit expenses by $1,384 million in 2003 (primarily in cost of services and sales) compared to 2002. In addition, costs of removal in excess of salvage for outside plant assets, resulting from the adoption of Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," effective January 1, 2003, were approximately $165 million in 2003. Previously, we had included costs of removal for these assets in our depreciation rates. Higher costs associated with growth businesses at Domestic Telecom such as long distance and data services, as well as the impact of annual wage increases, additional overtime pay due to higher weather-related repair volumes, contingency costs to maintain operational readiness during labor negotiations and direct wireless network costs associated with increased Domestic Wireless MOUs further contributed to cost increases in 2003. Cost increases in 2003 were partially offset by lower access and transport costs, the effects of workforce reductions, disciplined expense controls and lower wireless roaming rates. In addition, we incurred merger-related costs in 2002 of $143 million.

Selling, General and Administrative Expense
Selling, general and administrative expense of $24,894 million was $3,116 million, or 14.3% higher in 2003 compared to 2002. This increase was driven by higher 2003 special charges of $2,297 million, higher costs associated with an increase in the employee base at Domestic Wireless and higher sales commissions related to an increase in wireless customer additions and renewals during the year. These cost increases were partially offset by lower bad debt expense at Domestic Telecom in 2003 compared to 2002.

Special charges recorded in selling, general and administrative expense related to severance, pension and benefits were $3,474 million higher in 2003 compared to 2002, driven primarily by fourth quarter 2003 charges incurred in connection with the voluntary separation of approximately 21,000 employees. Higher special charges recorded in selling, general and administrative expense in 2002 pertained to merger-related costs and investment-related charges.

Depreciation and Amortization Expense
Depreciation and amortization expense of $13,607 million increased by $325 million, or 2.4% in 2003 compared to 2002. This increase was primarily due to increased depreciation expense related to the increase in depreciable assets and higher software amortization costs, partially offset by lower rates of depreciation on telephone plant, as well as the favorable impact on depreciation expense of adopting SFAS No. 143, effective January 1, 2003.

Sales of Businesses, Net
In 2003, Information Services recorded a pretax gain of $141 million primarily related to the sale of its European directory publication operations in Austria, the Czech Republic, Gibraltar, Hungary, Poland and Slovakia.

During 2002, we sold 1.27 million of our switched access lines in Alabama, Missouri and Kentucky and recorded a pretax gain of $2,527 million. Also during 2002, we recorded a net pretax gain of $220 million, primarily resulting from a pretax gain on the sale of TSI Telecommunication Services Inc. (TSI) of $466 million, partially offset by an impairment charge in connection with our exit from the video business and other charges of $246 million.

Pension and Other Postretirement Benefits
As of December 31, 2004, we evaluated our key employee benefit plan assumptions in response to current conditions in the securities markets. The expected rate of return on pension and postretirement benefit plan assets will be maintained at 8.50%. However, the discount rate assumption has been lowered from 6.75% in 2003 to 6.25% in 2004, consistent with interest rate levels at the end of 2003. As of December 31, 2003, we changed key employee benefit plan assumptions in response to conditions in the securities markets at that time and medical and prescription drug cost trends. The expected rate of return on pension plan assets was changed from 9.25% in 2002 to 8.50% in 2003 and the expected rate of return on other postretirement benefit plan assets was changed from 9.10% in 2002 to 8.50% in 2003. The discount rate assumption was lowered from 7.25% in 2002 to 6.75% in 2003 and the medical cost trend rate assumption was increased from 10.00% in 2002 to 11.00% in 2003.

Verizon's union contracts contain health care cost provisions that limit company payments toward health care costs to specific dollar amounts (known as caps). These caps pertain to both current and future retirees, and have a significant impact on the actuarial valuation of postretirement benefits. These caps have been included in union contracts for several years, but have exceeded the annual health care cost every year until 2003. During the negotiation of new collective bargaining agreements for union contracts covering 79,000 unionized employees in the second half of 2003, the date health care caps would become effective was extended and the dollar amounts of the caps were increased. In the fourth quarter of 2003, we began recording retiree health care costs as if there were no caps, in connection with the ratification of the union contracts. Since the caps are an assumption included in the actuarial determination of Verizon's postretirement obligation, the effect of extending and increasing the caps increased the accumulated postretirement obligation in the fourth quarter of 2003 by $5,158 million, which increased the annual postretirement benefit expense by $667 million in 2004.

During 2004, we recorded net pension and postretirement benefit expense of $960 million ($586 million after-tax, or $.21 per diluted share), compared to net pension and postretirement benefit income of $(212) million ($129 million after-tax, or $.05 per diluted share) in 2003 and $(1,596) million ($972 million after-tax, or $.35 per diluted share) in 2002. Based on our current pension and postretirement benefit plan assumptions we anticipate recording an increase in net pension and postretirement benefit expense in 2005 of between $.10 and $.14 per diluted share, based on an assumed discount rate of 5.75%, compared to 2004.

Other Consolidated Results

Equity in Earnings (Loss) of Unconsolidated Businesses
Equity in earnings (loss) of unconsolidated businesses increased by $413 million in 2004 compared to 2003. The increase is primarily due to a pretax gain of $787 million recorded on the sale of our 20.5% interest in TELUS Corporation (TELUS) in the fourth quarter of 2004. This increase was partially offset by tax benefits in 2003 from a reorganization at our Italian investment, Vodafone Omnitel N.V. (Vodafone Omnitel) and a contribution tax reversal benefiting Vodafone Omnitel.

Equity in earnings (loss) of unconsolidated businesses increased by $2,825 million in 2003 compared to 2002. In 2002, we recorded losses of $1,400 million and $580 million in connection with determinations that market value declines of our investments in Compañia Anónima Nacional Teléfonos de Venezuela (CANTV) and TELUS, respectively, were considered other than temporary. In addition, the increase in 2003 reflects tax benefits arising from a reorganization at our Italian investment Vodafone Omnitel, a contribution tax reversal benefiting Vodafone Omnitel, continued operational growth of Verizon's equity investments and favorable foreign exchange rates. Vodafone Group Plc (Vodafone) owns the majority interest of Vodafone Omnitel. In early 2003, Vodafone completed the reorganization of several of its investments in Vodafone Omnitel that resulted in the consolidation of several holding companies. As a result, the intangible assets held by these holding companies were transferred to Vodafone Omnitel and became tax-deductible for Italian tax purposes. It was determined that this intangible asset was deductible over a three-year period as a customer database. At the time that the reorganization was effective, Vodafone Omnitel began recording the tax benefit associated with the newly created intangible asset in its reported income and Verizon recorded its share of that tax benefit. Separately, in September 2003, the European Court of Justice ruled that an Italian contribution tax on the use of wireless frequencies, established by

Italy in 1998, was contrary to European Union law and that the Italian government must refund amounts previously paid by Italian wireless carriers. During the fourth quarter of 2003, Verizon recorded its share of the earnings impact of this favorable ruling. In 2003, we also recorded a pretax gain of $348 million in connection with the sale of our interest in Eurotel Praha, spol. s r.o. (Eurotel Praha), a wireless joint venture in the Czech Republic.

Income (Loss) From Other Unconsolidated Businesses

Income (loss) from other unconsolidated businesses decreased by $256 million in 2004 compared to 2003. The decrease was primarily driven by a $176 million net gain recorded in 2003 as a result of a payment received in connection with the liquidation of Genuity Inc. (Genuity) and the sales of shares of investments, including Taiwan Cellular Corporation (TCC) and TelecomAsia Corporation Public Company Limited in 2003. This decrease was partially offset by a pretax gain of $43 million recorded in connection with the sale of our investment in Iowa Telecom preferred stock and TCC share sales in the first quarter of 2004.

Income (loss) from other unconsolidated businesses increased by $3,188 million in 2003 compared to 2002. The increase includes a $176 million net gain recorded in 2003 as a result of a payment received in connection with the liquidation of Genuity, which filed for bankruptcy in 2002. During 2002, we recorded a write-down of $2,624 million related to our investment in Genuity, a net pretax loss of $347 million to market value of our investment in Cable & Wireless plc (C&W) and losses of $289 million due to the other than temporary decline in the market value of our investments in Metromedia Fiber Network, Inc. (MFN), partially offset by a pretax gain of $383 million related to the sale of the majority of our investment in Telecom Corporation of New Zealand Limited (TCNZ).

Other Income and (Expense), Net		(dollars in millions)	
Years Ended December 31,	**2004**	2003	2002
Interest income	**$ 116**	$ 95	$ 187
Foreign exchange gains (losses), net	**(13)**	(11)	3
Other, net	**(81)**	(47)	1
Total	**$ 22**	$ 37	$ 191

In 2004, the changes in Other Income and (Expense), Net were primarily due to higher other, net expenses, partially offset by higher interest income. Other, net in 2004 and 2003 includes expenses of $55 million and $61 million, respectively, related to the early retirement of debt.

The changes in Other Income and (Expense), Net in 2003 were primarily due to the changes in interest income and other, net. The decrease in interest income in 2003 is primarily the result of lower average cash balances. During 2003, we recorded higher charges in connection with the early retirement of debt included in other, net.

Interest Expense		(dollars in millions)	
Years Ended December 31,	**2004**	2003	2002
Total interest expense	**$ 2,384**	$ 2,797	$ 3,130
Capitalized interest costs	**177**	144	185
Total interest costs on debt balances	**$ 2,561**	$ 2,941	$ 3,315
Average debt outstanding	**$ 42,555**	$ 49,181	$ 59,145
Effective interest rate	**6.0%**	6.0%	5.6%

In 2004, the decrease in interest costs was primarily due to a reduction in average debt level of $6,626 million compared to 2003. Higher capital expenditures contributed to higher capitalized interest costs.

The decrease in interest costs in 2003 was principally attributable to lower average debt levels. Increased cash provided by operating activities, asset sales and other favorable cash flows reduced our financing needs in 2003. Lower capital expenditures contributed to lower capitalized interest costs. The decrease in interest costs in 2003 was partially offset by higher average interest rates, which primarily resulted from lower commercial paper borrowings which have lower interest rates compared to long-term debt.

Minority Interest		(dollars in millions)	
Years Ended December 31,	**2004**	2003	2002
Minority interest	**$ 2,409**	$ 1,583	$ 1,404

The increase in minority interest expense in 2004 was primarily due to higher earnings at Domestic Wireless, which has a significant minority interest attributable to Vodafone and higher earnings at Telecomunicaciones de Puerto Rico, Inc. (TELPRI). The increase in minority interest expense in 2003 was primarily due to higher earnings at Domestic Wireless, partially offset by lower earnings at TELPRI in 2003 compared to 2002.

Provision for Income Taxes		(dollars in millions)	
Years Ended December 31,	**2004**	2003	2002
Provision for income taxes	**$ 2,851**	$ 1,213	$ 1,539
Effective income tax rate	**28.2%**	26.0%	25.1%

The effective income tax rate is the provision for income taxes as a percentage of income from continuing operations before the provision for income taxes. Our effective income tax rate in 2004 was higher than 2003 due to lower foreign-related tax benefits, particularly associated with lower equity income from our investment in Vodafone Omnitel and higher state taxes. Vodafone Omnitel income is not taxable until received in the form of dividends. The effective income tax rate in 2004 was favorably impacted from the reversal of a valuation allowance relating to investments, and tax benefits related to deferred tax balance adjustments and expense credits that are not taxable.

The effective income tax rate in 2003 was favorably impacted by higher equity income from Vodafone Omnitel, a decrease in state taxes and a benefit related to a deferred tax balance adjustment. The 2002 effective income tax rate was favorably impacted by tax benefits recorded in 2002 in connection with other than temporary declines in fair value of several of our investments recorded during 2002 and 2001. Those tax benefits were not available at the time the investments were written down, as the decline in fair value was not recognizable at the time of the impairment (see "Special Items – Investment-Related Charges and Related Tax Benefits"). The 2002 effective tax rate was also reduced by a tax law change relating to employee stock ownership plan dividend deductions, increased state tax benefits and capital loss utilization, partially offset by investment charges in 2002 associated with other than temporary declines in fair value for which an associated tax benefit was not available.

A reconciliation of the statutory federal income tax rate to the effective rate for each period is included in Note 17 to the consolidated financial statements.

Discontinued Operations
Discontinued operations represent the results of operations of Verizon Information Services Canada Inc. for all years presented in the consolidated statements of income and Grupo Iusacell, S.A. de C.V. (Iusacell) prior to the sale of Iusacell in July 2003. During 2004, we announced our decision to sell Verizon Information Services Canada Inc. and, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," we have classified the results of operations of Verizon Information Services Canada as discontinued operations. The sale closed in the fourth quarter of 2004 and resulted in a pretax gain of $1,017 million ($516 million after-tax, or $.18 per diluted share). In connection with the decision to sell our interest in Iusacell and a comparison of expected net sale proceeds to the net book value of our investment in Iusacell (including the foreign currency translation balance), we recorded a pretax loss of $957 million ($931 million after-tax, or $.33 per diluted share) in the second quarter of 2003. Losses reported by Iusacell in 2002 were primarily driven by its declining revenue base and the impact of fluctuations of the Mexican peso on Iusacell's U.S. dollar-denominated debt.

Cumulative Effect of Accounting Change
Directory Accounting Change
During 2003, we changed our method for recognizing revenues and expenses in our directory business from the publication-date method to the amortization method. The publication-date method recognizes revenues and direct expenses when directories are published. Under the amortization method, revenues and direct expenses, primarily printing and distribution costs, are recognized over the life of the directory, which is usually 12 months. This accounting change affected the timing of the recognition of revenues and expenses. As required by generally accepted accounting principles, the directory accounting change was recorded effective January 1, 2003. The cumulative effect of the accounting change was a one-time charge of $2,697 million ($1,647 million after-tax, or $.58 per diluted share).

Impact of SFAS No. 143
We adopted the provisions of SFAS No. 143 on January 1, 2003. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset. We determined that Verizon does not have a material legal obligation to remove long-lived assets as described by this statement. However, prior to the adoption of SFAS No. 143, we included estimated removal costs in our group depreciation models. Consequently, in connection with the initial adoption of SFAS No. 143 we reversed accrued costs of removal in excess of salvage from our accumulated depreciation accounts for these assets. The adjustment was recorded as a cumulative effect of an accounting change, resulting in the recognition of a gain of $3,499 million ($2,150 million after-tax, or $.76 per diluted share).

Impact of SFAS No. 142
We adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under various conditions) for impairment in accordance with this statement. Results for the year ended December 31, 2002 include the initial impact of adoption charge recorded as a cumulative effect of an accounting change of $496 million after-tax ($.18 per diluted share). In accordance with SFAS No. 142, starting January 1, 2002, we no longer amortize goodwill, acquired workforce intangible assets and wireless licenses which we determined have an indefinite life.

SEGMENT RESULTS OF OPERATIONS

We have four reportable segments, which we operate and manage as strategic business units and organize by products and services. Our segments are Domestic Telecom, Domestic Wireless, Information Services and International. You can find additional information about our segments in Note 18 to the consolidated financial statements.

We measure and evaluate our reportable segments based on segment income. This segment income excludes unallocated corporate expenses and other adjustments arising during each period. The other adjustments include transactions that the chief operating decision makers exclude in assessing business unit performance due primarily to their non-recurring and/or non-operational nature. Although such transactions are excluded from business segment results, they are included in reported consolidated earnings. We previously highlighted the more significant of these transactions in the "Consolidated Results of Operations" section. Gains and losses that are not individually significant are included in all segment results, since these items are included in the chief operating decision makers' assessment of unit performance. These gains and losses are primarily contained in Information Services and International since they actively manage investment portfolios.

Effective January 1, 2003, we transferred our Global Solutions Inc. subsidiary from our International segment to our Domestic Telecom segment. Prior years' segment results of operations have been reclassified to reflect the transfer to enhance comparability. The transfer of Global Solutions' revenues and costs of operations were not significant to the results of operations of Domestic Telecom or International.

Domestic Telecom

Domestic Telecom provides local telephone services, including voice and data transport, enhanced and custom calling features, network access, directory assistance, private lines and public telephones in 29 states and Washington, D.C. As discussed earlier under "Consolidated Results of Operations," in the third quarter of 2002 we sold wireline properties representing approximately 1.27 million access lines or 2% of the total Domestic Telecom switched access lines in service. For comparability purposes, the results of operations discussed in this section exclude the properties that have been sold. This segment also provides long distance services, customer premises equipment distribution, data solutions and systems integration, billing and collections, Internet access services and inventory management services.

Operating Revenues (dollars in millions)

Years Ended December 31,	2004	2003	2002
Local services	**$ 18,522**	$ 19,454	$ 20,271
Network access services	**12,235**	12,719	13,427
Long distance services	**4,182**	3,788	3,170
Other services	**3,612**	3,641	3,971
	$ 38,551	$ 39,602	$ 40,839

Local Services

Local service revenues are earned by our telephone operations from the provision of local exchange, local private line, wire maintenance, voice messaging and value-added services. Value-added services are a family of services that expand the utilization of the network, including products such as Caller ID, Call Waiting and Return Call. The provision of local exchange services not only includes retail revenues but also includes local wholesale revenues from UNEs, interconnection revenues from CLECs and wireless carriers, and some data transport revenues.

The decline in local service revenues of $932 million, or 4.8% in 2004 and $817 million, or 4.0% in 2003 was mainly due to lower demand and usage of our basic local exchange and accompanying services, as reflected by a decline in switched access lines in service of 4.6% in 2004 and a decline of 4.2% in 2003. These revenue declines were mainly driven by the effects of competition, regulatory pricing rules for UNEs and technology substitution. Regulatory pricing rules for UNEs, which mandate lower prices from other carriers that use our facilities to provide local exchange services, are putting downward pressure on our revenues by shifting the mix of access lines from retail to wholesale. We added approximately 0.9 million UNE platform lines in 2004 and 1.8 million in 2003, bringing total UNE platform provisioned lines to 6.0 million at December 31, 2004 and 5.0 million at December 31, 2003. See "Other Factors That May Affect Future Results – FCC Regulation and Interstate Rates" for additional information on FCC rulemakings concerning UNE rates. Technology substitution also affected local service revenue growth in both years, as indicated by declining demand for residential access lines resulted in 5.3% fewer lines at December 31, 2004 compared to year-end 2003 and a reduction in lines of 3.7% during 2003, as more customers substituted wireless services for traditional landline services. At the same time, basic business access lines have declined by 3.1% in 2004 and 5.0% in 2003, primarily reflecting competition and a shift to high-speed, high-volume special access lines.

We continue to seek opportunities to retain and win-back customers. Our Freedom service plans offer local services with various combinations of long distance, wireless and Internet access services in a discounted bundle available on one bill. Since January 2003, we have introduced our Freedom service plans in nearly all of our key markets. As of year-end 2004, approximately 56% of Verizon's residential customers have purchased local services in combination with either Verizon long distance or Verizon DSL, or both. For small businesses, we have also introduced Verizon Freedom for Business in eleven key markets, covering approximately 84% of business access lines.

Network Access Services

Network access services revenues are earned from end-user customers and long distance and other competing carriers who use our local exchange facilities to provide usage services to their customers. Switched access revenues are derived from fixed and usage-based charges paid by carriers for access to our local network. Special access revenues originate from carriers and end-users that buy dedicated local exchange capacity to support their private networks. End-user access revenues are earned from our customers and from resellers who purchase dial-tone services. Further, network access revenues include our DSL services.

Our network access revenues declined by $484 million, or 3.8% in 2004 and $708 million, or 5.3% in 2003 principally due to decreasing switched MOUs and access lines, as well as mandatory price reductions associated with federal and state price cap filings and other regulatory decisions. Switched MOUs declined in 2004 by 5.7% compared to 2003 and 7.2% in 2003 compared to 2002, reflecting the impact of access line loss and wireless substitution.

Total revenues for high-capacity and data services were $7,796 million in 2004, an increase of 7.4% compared to 2003 revenues of $7,262 million, which decreased 0.5% compared to 2002. Special access revenue growth reflects continuing demand in the business market for high-capacity, high speed digital services, partially offset by lessening demand for older, low-speed data products and services and price reductions in 2003. Voice-grade equivalents (switched access lines and data circuits) at December 31, 2004 increased to 144.7 million, or 3.1% higher than year-end 2003 of 140.3 million, which was a 3.4% increase from December 31, 2002 as more customers chose high-speed, digital services. In 2004, we added 1.24 million net new DSL lines, for a total of 3.6 million lines in service at December 31, 2004, an increase of 53.5% compared to December 31, 2003 lines in service of 2.3 million, which was an increase of 38.9% compared to December 31, 2002.

The FCC regulates the rates that we charge long distance carriers and end-user customers for interstate access services. See "Other Factors That May Affect Future Results – FCC Regulation and Interstate Rates" for additional information on FCC rulemakings concerning federal access rates, universal service and unbundling of network elements and broadband services.

Long Distance Services

Long distance service revenues include both intraLATA toll services and interLATA long distance voice services.

Long distance service revenues increased $394 million, or 10.4% in 2004 and $618 million, or 19.5% in 2003, principally as a result of customer growth from our interLATA long distance services. In 2004, we added 2.3 million long distance lines, for a total of 17.7 million long distance lines nationwide, representing a 15.3% increase from December 31, 2003. The introduction of our Freedom service plans continues to stimulate growth in long distance services.

In 2003, we received final FCC approval to offer long distance services in our remaining three jurisdictions and began offering long distance services throughout the United States, capping a seven-year effort. As of December 31, 2004, approximately 47% of our local wireline residential customers have chosen Verizon as their long distance carrier.

Other Services

Our other services include such services as billing and collections for long distance carriers, public (coin) telephone and customer premises equipment and supply sales. Other services revenues also include services provided by our non-regulated subsidiaries such as data solutions and systems integration businesses.

Revenues from other services declined by $29 million, or 0.8% in 2004, and by $330 million, or 8.3% in 2003. Revenue increases resulting from higher sales of voice and data customer premises equipment services were more than offset by the dissolution of non-strategic businesses and declines in business volumes related to billing and collection services and public telephone services.

Operating Expenses		(dollars in millions)	
Years Ended December 31,	**2004**	2003	2002
Cost of services and sales	**$ 15,019**	$ 14,708	$ 13,390
Selling, general and administrative expense	**8,781**	8,517	9,048
Depreciation and amortization expense	**8,939**	9,217	9,456
	$ 32,739	$ 32,442	$ 31,894

Cost of Services and Sales

Cost of services and sales includes the following costs directly attributable to a service or product: salaries and wages, benefits, materials and supplies, contracted services, network access and transport costs, customer provisioning costs, computer systems support and cost of products sold. Aggregate customer care costs, which include billing and service provisioning, are allocated between cost of services and sales and selling, general and administrative expense.

In 2004, our cost of services and sales increased by $311 million, or 2.1% compared to 2003. Costs in 2004 were impacted by increased pension and other postretirement benefit costs. As of December 31, 2003, Verizon evaluated key employee benefit plan assumptions in response to conditions in the securities markets and the result of extending and increasing limits (caps) on company payments toward retiree health care costs in connection with the union contracts ratified in the fourth quarter of 2003, as previously described (see "Consolidated Operating Expenses"). The overall impact of these assumption changes, combined with the impact of lower than expected actual asset returns over the last several years, resulted in net pension and other postretirement benefit expense (primarily in cost of services and sales) of $786 million in 2004, compared to pension income, net of other postretirement benefit expense of $335 million in 2003. Higher customer premises equipment and other costs associated with our growth businesses such as long distance and DSL and annual wage increases also contributed to the increase in cost of services and sales. Further, the year-to-year comparison was affected by the 2003 reduction in operating expenses (primarily cost of services and sales) of approximately $130 million in 2003 for insurance recoveries related to the terrorist attacks on September 11, 2001.

These expense increases were partially offset by the effect of workforce reductions. In 2004, Domestic Telecom benefited from an average of approximately 15,000 fewer employees compared to 2003 levels. This reduction in employees was principally due to a voluntary separation plan, which was completed in November 2003. At December 31, 2004, our workforce was 140,300 compared to 138,600 at December 31, 2003 and 161,900 at December 31, 2002. Costs in 2004 were also impacted by lower interconnection expense as a result of our ongoing reviews of local interconnection expense charged by CLECs and settlements with carriers, including the MCI settlement recorded in the second quarter of 2004. Expense comparisons were also impacted by 2003 contingency costs incurred in connection with labor negotiations and other costs recorded in 2003.

In 2003, our cost of services and sales increased by $1,318 million, or 9.8% principally driven by lower income provided by pension income net of other postretirement benefit expense. As of December 31, 2002, Verizon changed key employee benefit plan assumptions in response to conditions in the securities markets at that time and medical and prescription drug cost trends, as previously described (see "Consolidated Operating Expenses"). The overall impact of these assumption changes, combined with the impact of lower than expected actual asset returns over the last several years, reduced pension income, net of postretirement benefit expenses, by $1,193 million in 2003 (primarily in cost of services and sales), compared to 2002. In addition, costs of removal in excess of salvage for outside plant assets, resulting from the adoption of SFAS No. 143 effective January 1, 2003, were approximately $165 million in 2003. Under SFAS No. 143, we began expensing the costs of removal in excess of salvage for outside plant assets as incurred. Previously, we had included costs of removal for these assets in our depreciation rates. Higher costs associated with our growth businesses such as long distance and data services, as well as the impact of annual wage increases, additional overtime pay due to higher weather-related repair volumes and contingency costs to maintain operational readiness during recent labor negotiations further contributed to cost increases in 2003.

Cost increases in 2003 were partially offset by lower access and transport costs, including a favorable adjustment of approximately $80 million recorded in the first quarter of 2003. As part of our ongoing review of local interconnection expense charged by CLECs, we determined that selected charges from CLECs, previously recorded as expense but not paid, were no longer required and accordingly, we adjusted our first quarter 2003 operating expenses. In addition, effective in 2003, we recognize as local interconnection expense no more than the amount payable under the April 27, 2001 FCC order addressing intercarrier compensation for dial-up connections for Internet-bound traffic. The effects of workforce reductions and disciplined expense controls also offset services and sales cost increases in 2003. At December 31, 2003, our Domestic Telecom workforce was 138,600, compared to 161,900 at December 31, 2002.

We recorded insurance recoveries related to the terrorist attacks on September 11, 2001 of $270 million in 2003 and $200 million in 2002, primarily offsetting fixed asset losses and expenses incurred in 2004 and preceding years. Of the amounts recorded, approximately $130 million in 2003 and $112 million in 2002 relate to operating expenses (primarily cost of services and sales). The costs and estimated insurance recoveries were recorded in accordance with Emerging Issues Task Force Issue No. 01-10, "Accounting for the Impact of the Terrorist Attacks of September 11, 2001."

See "Other Factors That May Affect Future Results – Regulatory and Competitive Trends – Intercarrier Compensation" for additional information on FCC rulemakings and other court decisions addressing intercarrier compensation for dial-up connections for Internet-bound traffic.

Selling, General and Administrative Expense

Selling, general and administrative expense includes salaries and wages and benefits not directly attributable to a service or product, bad debt charges, taxes other than income, advertising and sales commission costs, customer billing, call center and information technology costs, professional service fees and rent for administrative space.

Selling, general and administrative expense in 2004 increased by $264 million, or 3.1% compared to 2003. In 2004, these increases include higher net pension and benefit costs as described above, additional other employee benefit costs and higher professional and general costs. These cost increases were partially offset by the effect of workforce reductions and by lower bad debt expense and reduced property and gross receipts taxes. Gains on the sales of two small business units were also recorded in 2004.

In 2003, our selling, general and administrative expense declined by $531 million, or 5.9% compared to 2002 primarily as a result of lower bad debt expense. These cost reductions were partially offset by higher employee benefit costs and by higher general costs associated with our non-regulated growth businesses.

Depreciation and Amortization Expense

The decrease in depreciation and amortization expense in 2004 of $278 million, or 3.0% compared to 2003 was mainly driven by lower rates of depreciation.

In 2003, the decline in depreciation and amortization expense of $239 million, or 2.5% compared to 2002 was principally attributable to lower rates of depreciation on telephone plant, as well as the favorable impact on depreciation expense of adopting SFAS No. 143, effective January 1, 2003. These expense reductions were partially offset by higher software amortization costs.

Segment Income (dollars in millions)

Years Ended December 31,	**2004**	2003	2002
Segment Income	**$ 2,747**	$ 3,335	$ 4,364

Segment income decreased by $588 million, or 17.6% in 2004 and $1,029 million, or 23.6% in 2003 primarily as a result of the after-tax impact of operating revenues and operating expenses described above. Special and non-recurring charges of $441 million, $1,099 million, and $236 million, after-tax, affected the Domestic Telecom segment but were excluded from segment income in 2004, 2003 and 2002, respectively. Special and non-recurring items in 2004 included pension settlement losses for employees that received lump-sum distributions in 2004 under the 2003 voluntary separation plan, operating asset losses pertaining to our international long distance and data network and costs associated with the early retirement of debt, partially offset by an expense credit resulting from the favorable resolution of pre-bankruptcy amounts due from MCI as well as a gain on the sale of an investment. Special and non-recurring items in 2003 primarily include the costs associated with severance activity, including retirement enhancement costs, and pension settlements for employees that received lump-sum distributions under voluntary separation plans, partially offset by the favorable impact of adopting SFAS No. 143. Special and non-recurring items in 2002 primarily relate to gains on sales of assets, net, offset by employee severance and termination benefit costs, merger-related costs, our financial statement exposure to MCI, the settlement of a litigation matter and the adoption of SFAS No. 142. Special and non-recurring items in 2002 also include the results of operations of the access lines sold.

Domestic Wireless

Our Domestic Wireless segment provides wireless voice and data services and equipment sales across the United States. This segment primarily represents the operations of the Verizon Wireless joint venture with Vodafone. Verizon owns a 55% interest in the joint venture and Vodafone owns the remaining 45%. All financial results included in the tables below reflect the consolidated results of Verizon Wireless.

Operating Revenues (dollars in millions)

Years Ended December 31,	**2004**	2003	2002
Wireless sales and services	**$ 27,662**	$ 22,489	$ 19,473

Domestic Wireless's total revenues of $27,662 million were $5,173 million, or 23.0% higher in 2004 compared to 2003. Service revenues of $24,400 million were $4,064 million, or 20.0% higher than 2003. This revenue growth was largely attributable to customer additions and higher revenue per customer per month, including higher data revenue per customer.

Our Domestic Wireless segment ended 2004 with 43.8 million customers, an increase of 6.3 million net new customers, or 16.8% compared to December 31, 2003. Retail net additions accounted for 5.8 million, or 92.5% of the total net additions. In addition, 42.1 million, or 96% of Domestic Wireless's customers now subscribe to digital services, compared to 94% at year-end 2003 and generate almost 99% of our busy-hour usage. The overall composition of our Domestic Wireless customer base as of December 31, 2004 was 92% retail postpaid, 3% retail prepaid and 5% resellers. The average monthly churn rate, the rate at which customers disconnect service, decreased to 1.5% for 2004, compared to 1.8% for 2003.

Average revenue per customer per month was $50.22, or 2.8% higher in 2004 compared to 2003, primarily due to a larger number of customers on higher access price plan offerings as well as an increase in data revenues per subscriber. Data revenues were $1,116 million in 2004 compared to $449 million in 2003. These increases were partially offset by decreased roaming revenue due to bundled pricing. Average MOUs per customer increased to 573, or 16.5% in 2004 compared to 2003.

Domestic Wireless's total revenues of $22,489 million were $3,016 million, or 15.5% higher in 2003 compared to 2002. Service revenues of $20,336 million were $2,589 million, or 14.6% higher than 2002. This revenue growth was largely attributable to customer additions and higher revenue per customer per month. At December 31, 2003, customers totaled 37.5 million, an increase of 15.5% compared to December 31, 2002. Retail net additions accounted for 4.6 million, or 91.9% of the total 5.0 million net additions in 2003. Total churn decreased to 1.8% in 2003, compared to 2.3% in 2002. Average revenue per customer per month increased by 1.0% to $48.85 in 2003 compared to 2002, primarily due to higher access revenue per customer. Data revenues were $449 million in 2003 compared to $165 million in 2002. Average MOUs per customer increased to 492, or 36.3% in 2003 compared to 2002.

Operating Expenses (dollars in millions)

Years Ended December 31,	**2004**	2003	2002
Cost of services and sales	**$ 7,747**	$ 6,460	$ 5,456
Selling, general and administrative expense	**9,591**	8,057	7,084
Depreciation and amortization expense	**4,486**	3,888	3,293
	$ 21,824	$ 18,405	$ 15,833

Cost of Services and Sales

Cost of services and sales, which are costs to operate the wireless network as well as the cost of roaming, long distance and equipment sales, increased by $1,287 million, or 19.9% in 2004 compared to 2003. Cost of services increased primarily due to higher direct wireless network charges resulting from increased MOUs in 2004 compared to 2003, partially offset by lower roaming, local interconnection and long distance rates. Cost of equipment sales was higher by 28.4% in 2004, due primarily to an increase in handsets sold, driven by growth in customer additions and an increase in equipment upgrades in 2004 compared to 2003.

Cost of services and sales increased by $1,004 million, or 18.4% in 2003 compared to 2002. This increase was due primarily to increased network costs resulting from increased MOUs, and an increase in cost of equipment sales driven by growth in new customer additions.

Selling, General and Administrative Expense
Selling, general and administrative expense increased by $1,534 million, or 19.0% in 2004 compared to 2003. This increase was primarily due to an increase in salary and benefits expense of $821 million, which included a $447 million increase in costs incurred in 2004 related to our long-term incentive program, and by an increase in the employee base, primarily in the customer care and sales channels. Also contributing to the increase were higher sales commissions in our direct and indirect channels of $204 million, primarily related to an increase in customer additions and renewals during the year. Costs associated with gross receipts taxes and regulatory fees, primarily the universal service fund, increased by $166 million and $83 million, respectively, in 2004 compared to 2003.

Selling, general and administrative expense increased by $973 million, or 13.7% in 2003 compared to 2002. This increase was due primarily to higher sales commissions related to the growth in customer additions and increased salary and benefits expense.

Depreciation and Amortization Expense
Depreciation and amortization expense increased by $598 million, or 15.4% in 2004 compared to 2003 and increased by $595 million, or 18.1% in 2003 compared to 2002. These increases were primarily due to increased depreciation expense related to the increases in depreciable assets.

Segment Income Years Ended December 31,	**2004**	2003	2002
			(dollars in millions)
Segment Income	**$ 1,645**	$ 1,083	$ 966

Segment income increased by $562 million, or 51.9% in 2004 compared to 2003 and increased by $117 million, or 12.1% in 2003 compared to 2002, primarily as a result of the after-tax impact of operating revenues and operating expenses described above, partially offset by higher minority interest. Special and non-recurring charges of $57 million, after-tax, affected the Domestic Wireless segment but were excluded from segment income in 2002 primarily related to merger-related costs and severance costs. There were no special items affecting this segment in 2004 or 2003.

Increases in minority interest in 2004 and 2003 were principally due to the increased income of the wireless joint venture and the significant minority interest attributable to Vodafone.

Information Services

Information Services' multi-platform business comprises yellow pages directories, online directory and search services through SuperPages.com, and directory and information services on wireless telephones through SuperPages On the Go. This segment's operations are principally in the United States.

In 2004, Verizon sold Verizon Information Services Canada, its directory operations in Canada, to an affiliate of Bain Capital, a private investment firm, for $1.6 billion. The sale resulted in an after-tax gain of $516 million. This gain and current and prior years' results of operations for this business unit are classified as discontinued operations in accordance with SFAS No. 144, and are excluded from Information Services segment results.

During 2003, Information Services changed its method of recognizing revenue and expenses from the publication-date method to the amortization method effective January 1, 2003. Under the amortization method, revenue and direct expenses are recognized over the life of the directory, which is usually 12 months.

Operating Revenues Years Ended December 31,	**2004**	2003	2002
			(dollars in millions)
Operating Revenues	**$ 3,615**	$ 3,830	$ 4,039

Operating revenues in 2004 decreased $215 million, or 5.6% compared to 2003, primarily due to reduced domestic print advertising revenue and the elimination of revenue from the 2003 sale of European operations. Verizon's domestic Internet directory service, SuperPages.com, continued to achieve strong growth in 2004, as demonstrated by a 22% increase in revenue and a 49% increase in searches over 2003.

Operating revenues decreased $209 million, or 5.2% in 2003 compared to 2002. The decrease was due primarily to the impact of the accounting change from the publication-date method to the amortization method and the elimination of revenue related to the sales of businesses (directories no longer published by Information Services). Revenues from ongoing operations remained relatively flat in 2003 compared to 2002. SuperPages.com reported a 33% increase in revenue over 2002.

Operating Expenses Years Ended December 31,	**2004**	2003	2002
			(dollars in millions)
Cost of services and sales	**$ 546**	$ 559	$ 643
Selling, general and administrative expense	**1,331**	1,400	1,343
Depreciation and amortization expense	**87**	79	66
Sales of businesses, net	**–**	(141)	–
	$ 1,964	$ 1,897	$ 2,052

Cost of Services and Sales
Cost of services and sales in 2004 decreased $13 million compared to 2003 and by $84 million in 2003 compared to 2002. The decrease in 2004 was primarily due to reduced expenses related to the July 2003 sale of European operations. The 2003 decrease was due primarily to operational cost savings, cost reductions recognized due to the sales of businesses and the change in accounting from the publication-date method to the amortization method.

Selling, General and Administrative Expense
Selling, general and administrative expenses decreased $69 million in 2004 compared to 2003. Lower bad debt expenses and reduced expenses related to the July 2003 sale of European operations were partially offset by higher domestic pension and benefit costs.

Selling, general and administrative expense increased $57 million in 2003 compared to 2002. The increase was due primarily to higher pension and benefit costs and increased bad debt expense partially offset by operational cost savings, cost reductions recognized due to the sales of businesses and the change in accounting from the publication-date method to the amortization method.

Depreciation and Amortization Expense
Depreciation and amortization expense in 2004 increased $8 million compared to 2003 and by $13 million in 2003 compared to 2002, primarily due to increased software amortization expense.

Sales of Businesses, Net
In 2003, we recorded a pretax gain of $141 million primarily related to the sale of our European directory publication operations in Austria, the Czech Republic, Gibraltar, Hungary, Poland and Slovakia.

Segment Income Years Ended December 31,	**2004**	2003	2002
Segment Income	**$ 998**	$ 1,157	$ 1,211

(dollars in millions)

Segment income in 2004 decreased by $159 million, or 13.7% compared to 2003 and by $54 million, or 4.5% in 2003 compared to 2002. The decreases were primarily the result of the after-tax impact of the operating revenues and expenses described above. Special and non-recurring items of $(566) million, $1,689 million, and $22 million, after-tax, affected the Information Services segment but were excluded from segment income in 2004, 2003 and 2002, respectively. The special and non-recurring items in all years include the results of operations of Verizon Information Services Canada. The special and non-recurring items in 2004 also included the gain on the sale of Verizon Information Services Canada, partially offset by pension settlement losses for employees who received lump-sum distributions under a prior year voluntary separation plan. Special and non-recurring items in 2003 also included a loss recorded in connection with the directory accounting change and severance charges related to a voluntary separation plan. Special and non-recurring items in 2002 also included merger-related costs, costs associated with Domestic Telecom access line sales and severance costs.

International

Our International segment includes investments in international wireline and wireless telecommunication operations primarily in the Americas and Europe. Our consolidated international investments as of December 31, 2004 included Verizon Dominicana, C. por A. (Verizon Dominicana) in the Dominican Republic, TELPRI in Puerto Rico, and Micronesian Telecommunications Corporation in the Northern Mariana Islands. Either the cost or the equity method is applied to those investments in which we have less than a controlling interest.

On June 13, 2003, we announced our decision to sell our 39.4% consolidated interest in Iusacell and reclassified our investment and the results of operations of Iusacell as discontinued operations. We sold our shares in Iusacell on July 29, 2003. The results of operations for this business unit in all years are classified as discontinued operations in accordance with SFAS No. 144, and are excluded from International segment results.

Operating Revenues Years Ended December 31,	**2004**	2003	2002
Operating Revenues	**$ 2,014**	$ 1,949	$ 2,219

(dollars in millions)

Revenues generated by our international businesses increased by $65 million, or 3.3% in 2004 compared to 2003 and decreased by $270 million, or 12.2% in 2003 compared to 2002. The increase in 2004 was primarily due to operational growth at Verizon Dominicana and a 2003 adjustment to carrier access revenues at TELPRI, partially offset by declining foreign exchange rates in the Dominican Republic. The decrease in 2003 was primarily due to declining foreign exchange rates in the Dominican Republic, reduced software sales and an adjustment to carrier access revenues at TELPRI.

Operating Expenses Years Ended December 31,	**2004**	2003	2002
Cost of services and sales	**$ 626**	$ 574	$ 586
Selling, general and administrative expense	**471**	691	610
Depreciation and amortization expense	**324**	346	376
	$ 1,421	$ 1,611	$ 1,572

(dollars in millions)

Cost of Services and Sales
Cost of services and sales increased in 2004 by $52 million, or 9.1% compared to 2003 and decreased by $12 million, or 2.0% in 2003 compared to 2002. The increase in 2004 reflects higher variable costs at Verizon Dominicana, partially offset by the decline of the Dominican Republic's foreign exchange rates. The decrease in 2003 reflects declining foreign exchange rates in the Dominican Republic, partially offset by higher operating costs.

Selling, General and Administrative Expense
Selling, general and administrative expense decreased in 2004 by $220 million, or 31.8% compared to 2003 and increased by $81 million, or 13.3% in 2003 compared to 2002. The decrease in 2004 is primarily due to a TELPRI charge recorded in 2003 as a result of an adverse Puerto Rico Circuit Court of Appeals ruling on intra-island long distance access rates as well as the favorable resolution to the charge in 2004, an asset write-off in 2003, and declining foreign exchange rates in the Dominican Republic. The increase in 2003 was due to the TELPRI charge and a contract settlement in 2002, offset by the replacement of a revenue-based operating tax in the Dominican Republic with an income tax and declining foreign exchange rates in the Dominican Republic.

Depreciation and Amortization Expense
Depreciation and amortization expense decreased in 2004 by $22 million, or 6.4% compared to 2003 and by $30 million, or 8.0% in 2003 compared to 2002. The decreases were due primarily to declining foreign exchange rates in the Dominican Republic in 2004 and 2003 and the adoption of SFAS No. 143 in 2003, offset in part by increased depreciation related to ongoing network capital expenditures in 2004 and 2003.

Segment Income Years Ended December 31,	**2004**	2003	2002
Segment Income	**$ 1,225**	$ 1,392	$ 1,152

(dollars in millions)

Segment income decreased in 2004 by $167 million, or 12.0% compared to 2003 and increased by $240 million, or 20.8% in 2003 compared to 2002. The decrease in 2004 is primarily the result of the decrease in equity in earnings of unconsolidated businesses and income from other unconsolidated businesses, partially offset by Verizon's share (after minority interest) of the after-tax impact of operating revenues and operating expenses described above. The increase in 2003 was largely driven by the changes in earnings from unconsolidated businesses.

Equity in earnings of unconsolidated businesses decreased in 2004 by $60 million, or 5.5% compared to 2003 and increased by $447 million, or 69.4% in 2003 compared to 2002. The decrease in 2004 primarily resulted from Italian tax benefits in 2003 arising from a reorganization and the 2003 contribution tax reversal that resulted from a favorable European Court of Justice ruling at our Italian investment, Vodafone Omnitel, partially offset by favorable foreign currency impacts from the euro on that investment and continued operational growth, as well as a gain on the sale of an equity investment. The increase in 2003 was driven by the Italian tax benefits and contribution tax reversal benefiting Vodafone Omnitel, favorable foreign exchange rates and continued operational growth of Verizon's equity investments, partially offset by lower gains on sales of investments in 2003.

Income from other unconsolidated businesses decreased in 2004 by $138 million, or 81.7% compared to 2003 and by $49 million, or 22.5% in 2003 compared to 2002. The decreases were due to lower income realized in 2004 and 2003 from investments that have been sold.

Special and non-recurring items of $(797) million, $791 million, and $2,426 million, after-tax, affected the International segment but were excluded from segment income in 2004, 2003 and 2002, respectively. The special and non-recurring items in 2004 were related to the gain on sale of our investment in TELUS and tax benefits realized in connection with prior years' sales of investments, partially offset by pension settlement losses for employees that received lump-sum distributions under a voluntary separation plan. The special and non-recurring items in 2003 and 2002 include the results of operations of Iusacell. The special and non-recurring items in 2003 also included the impairment of our investment in Iusacell, partially offset by a gain on the sale of Eurotel Praha. Special and non-recurring items in 2002 also included losses on CANTV, TELUS, CTI Holdings, S.A. (CTI) and other investments as well as the cumulative effect of adopting SFAS No. 142, partially offset by the gain on the sale of nearly all of our interest in TCNZ.

SPECIAL ITEMS

Discontinued Operations

During 2004, we announced our decision to sell Verizon Information Services Canada to an affiliate of Bain Capital, a global private investment firm, for $1,540 million (Cdn. $1,985 million). The sale closed during the fourth quarter of 2004 and resulted in a gain of $1,017 million ($516 million after-tax, or $.18 per diluted share). In accordance with SFAS No. 144, we have classified the results of operations of Verizon Information Services Canada as discontinued operations in the consolidated statements of income in all years.

During 2003, we announced our decision to sell our 39.4% consolidated interest in Iusacell into a tender offer launched by Movil Access, a Mexican company. Verizon tendered its shares shortly after the tender offer commenced, and the tender offer closed on July 29, 2003. In accordance with SFAS No. 144, we have classified the results of operations of Iusacell as discontinued operations in the consolidated statements of income in all years until the sale. In connection with a comparison of expected net sale proceeds to net book value of our investment in Iusacell (including the foreign currency translation balance), we recorded a pretax loss of $957 million ($931 million after-tax, or $.33 per diluted share).

Sales of Businesses and Investments, Net

Sales of Businesses, Net

Wireline Property Sales

During 2002, we completed the sales of all 675,000 of our switched access lines in Alabama and Missouri to CenturyTel Inc. and 600,000 of our switched access lines in Kentucky to ALLTEL Corporation for $4,059 million in cash proceeds ($191 million of which was received in 2001). We recorded a pretax gain of $2,527 million ($1,550 million after-tax, or $.56 per diluted share). The operating revenues and operating expenses of the access lines sold were $623 million and $241 million, respectively, in 2002.

Other Transactions

During 2002, we recorded a net pretax gain of $220 million ($116 million after-tax, or $.04 per diluted share), primarily resulting from a pretax gain on the sale of TSI of $466 million ($275 million after-tax, or $.10 per diluted share), partially offset by an impairment charge in connection with our exit from the video business and other charges of $246 million ($159 million after-tax, or $.06 per diluted share).

Sales of Investments, Net

During the fourth quarter of 2004, we recorded a pretax gain of $787 million ($565 million after-tax, or $.20 per diluted share) on the sale of our 20.5% interest in TELUS in an underwritten public offering in the U.S. and Canada. In connection with this sale transaction, Verizon recorded a contribution of $100 million to Verizon Foundation to fund its charitable activities and increase its self-sufficiency. Consequently, we recorded a net gain of $500 million after taxes, or $.18 per diluted share related to this transaction and the accrual of the Verizon Foundation contribution.

During 2004, we sold all of our investment in Iowa Telecom preferred stock, which resulted in a pretax gain of $43 million ($43 million after-tax, or $.02 per diluted share). This preferred stock was received in 2000 in connection with the sale of access lines in Iowa.

During 2003, we recorded a pretax gain of $348 million on the sale of our interest in Eurotel Praha. Also during 2003, we recorded a net pretax gain of $176 million as a result of a payment received in connection with the liquidation of Genuity. In connection with these sales transactions, Verizon recorded contributions of $150 million for each of the transactions to Verizon Foundation to fund its charitable activities and increase its self-sufficiency. Consequently, we recorded a net gain of $44 million after taxes, or $.02 per diluted share related to these transactions and the accrual of the Verizon Foundation contributions.

During 2002, we sold nearly all of our investment in TCNZ for net cash proceeds of $769 million, which resulted in a pretax gain of $383 million ($229 million after-tax, or $.08 per diluted share).

Investment-Related Charges and Related Tax Benefits

We continually evaluate our investments in unconsolidated businesses and other long-lived assets for impairment. That evaluation includes, in addition to persistent, declining stock prices, general economic and company-specific evaluations. In the event of a determination that a decline in market value is other than temporary, a charge to earnings is recorded for the loss and a new cost basis in the investment is established. As of December 31, 2004, no impairments were determined to exist.

As a result of the capital gain realized in 2004 in connection with the sale of Verizon Information Services Canada, we recorded tax benefits of $234 million ($.08 per diluted share) in the fourth quarter of 2004 pertaining to prior year investment impairments. The investment impairments primarily related to debt and equity investments in CTI, C&W and NTL Incorporated.

In 2002, we recorded total net investment-related pretax losses of $6,202 million ($5,652 million after-tax, or $2.03 per diluted share) in Equity in Earnings (Loss) of Unconsolidated Businesses, Income

(Loss) from Other Unconsolidated Businesses and Selling, General and Administrative Expense. These losses are comprised of the following:

- A loss of $2,898 million ($2,735 million after-tax, or $.98 per diluted share) related to our investment in Genuity. This loss includes a write-down of our investments and loans of $2,624 million ($2,560 million after-tax, or $.92 per diluted share). We also recorded a pretax charge of $274 million ($175 million after-tax, or $.06 per diluted share) related to the remaining financial exposure to our assets, including receivables, as a result of Genuity's bankruptcy.
- We also recorded a pretax loss of $1,400 million ($1,400 million after-tax, or $.50 per diluted share) due to the other than temporary decline in the market value of our investment in CANTV. As a result of the political and economic instability in Venezuela, including the devaluation of the Venezuelan bolivar, and the related impact on CANTV's future economic prospects, we no longer expected that the future undiscounted cash flows applicable to CANTV were sufficient to recover our investment. Accordingly, we wrote our investment down to market value as of March 31, 2002.
- We also recorded an other than temporary loss related to several investments, including a loss of $580 million ($430 million after-tax, or $.15 per diluted share) to the market value of our investment in TELUS, a net loss of $347 million ($230 million after-tax, or $.08 per diluted share) primarily related to the market value of our investment in C&W and losses totaling $231 million ($231 million after-tax, or $.08 per diluted share) relating to several other investments in marketable securities.
- We recorded a pretax loss of $516 million ($436 million after-tax, or $.16 per diluted share) to market value primarily due to the other than temporary decline in the market value of our investment in MFN. We wrote off our remaining investment and other financial statement exposure related to MFN primarily as a result of its deteriorating financial condition and related defaults.
- In addition, we recorded a pretax loss of $230 million ($190 million after-tax, or $.07 per diluted share) to fair value due to the other than temporary decline in the fair value of our remaining investment in CTI, eliminating our financial exposure related to our equity investment in CTI.

As a result of capital gains and other income from access line sales and investment sales in 2002, as well as assessments and transactions related to several of the impaired investments during the third and fourth quarters of 2002, we recorded tax benefits of $2,104 million ($.75 per diluted share) in 2002 pertaining to current and prior year investment impairments. The investment impairments primarily related to debt and equity investments in MFN and in Genuity.

Other Strategic Actions and Completion of Merger

Severance, Pension and Benefit Charges

During 2004, we recorded pretax pension settlement losses of $815 million ($499 million after-tax, or $.18 per diluted share) related to employees that received lump-sum distributions during 2004 in connection with the voluntary separation plan under which more than 21,000 employees accepted the separation offer in the fourth quarter of 2003. These charges were recorded in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" which requires that settlement losses be recorded once prescribed payment thresholds have been reached. Verizon had previously estimated settlements related to the voluntary separation plan to total $700 million to $900 million, after taxes, mostly in the first quarter of 2004 although continuing throughout the year. Due to favorable offsets such as an improved return on pension plan assets and lower than expected lump-sum payouts, total after-tax charges associated with the voluntary separation plan were less than the lower end of this range.

Total pension, benefit and other costs related to severance activities were $5,524 million ($3,399 million after-tax, or $1.20 per diluted share) in 2003, primarily in connection with the voluntary separation of more than 25,000 employees, as follows:

- In connection with the voluntary separation of more than 21,000 employees during the fourth quarter of 2003, we recorded a pretax charge of $4,695 million ($2,882 million after-tax, or $1.02 per diluted share). This pretax charge included $2,716 million recorded in accordance with SFAS No. 88 and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" for pension and postretirement benefit enhancements and a net curtailment gain for a significant reduction of the expected years of future service resulting from early retirements. In addition, we recorded a pretax charge of $76 million for pension settlement losses related to lump-sum settlements of some existing pension obligations. The fourth quarter pretax charge also included severance costs of $1,720 million and costs related to other severance-related activities of $183 million.
- We also recorded a special charge in 2003 of $235 million ($150 million after-tax, or $.05 per diluted share) primarily associated with employee severance costs and severance-related activities in connection with the voluntary separation of approximately 4,000 employees. In addition, we recorded pretax pension settlement losses of $131 million ($81 million after-tax, or $.03 per diluted share) in 2003 related to employees that received lump-sum distributions during the year in connection with previously announced employee separations.
- Further, in 2003 we recorded a special charge of $463 million ($286 million after-tax, or $.10 per diluted share) in connection with enhanced pension benefits granted to employees retiring in the first half of 2003, estimated costs associated with the July 10, 2003 Verizon New York arbitration ruling and pension settlement losses related to lump-sum pay-outs in 2003. On July 10, 2003, an arbitrator ruled that Verizon New York's termination of 2,300 employees in 2002 was not permitted under a union contract; similar cases were pending impacting an additional 1,100 employees. Verizon offered to reinstate all 3,400 impacted employees, and accordingly, recorded a charge in the second quarter of 2003 representing estimated payments to employees and other related company-paid costs.

Total pension, benefit and other costs related to severances were $2,010 million ($1,264 million after taxes and minority interest, or $.45 per diluted share) in 2002, primarily in connection with the separation of approximately 8,000 employees and pension and other postretirement benefit charges associated with 2002 and 2001 severance activity, as follows:

- In 2002, we recorded a pretax charge of $981 million ($604 million after taxes and minority interest, or $.22 per diluted share) primarily associated with pension and benefit costs related to severances in 2002 and 2001. This pretax charge included $910 million recorded in accordance with SFAS No. 88 and SFAS No.

106 for curtailment losses related to a significant reduction of the expected years of future service resulting from early retirements once the prescribed threshold was reached, pension settlement losses related to lump-sum settlements of some existing pension obligations and pension and postretirement benefit enhancements. The 2002 charge also included severance costs of $71 million.

- We also recorded a pretax charge in 2002 of $295 million ($185 million after-tax, or $.07 per diluted share) related to settlement losses incurred in connection with previously announced employee separations.
- In addition, we recorded a charge of $734 million ($475 million after taxes and minority interest, or $.17 per diluted share) in 2002 primarily associated with employee severance costs and severance-related activities in connection with the voluntary and involuntary separation of approximately 8,000 employees.

Other Charges and Special Items

In 2004, we recorded an expense credit of $204 million ($123 million after-tax, or $.04 per diluted share) resulting from the favorable resolution of pre-bankruptcy amounts due from MCI. Previously reached settlement agreements became fully effective when MCI emerged from bankruptcy proceedings in the second quarter of 2004.

Also during 2004, we recorded a charge of $113 million ($87 million after-tax, or $.03 per diluted share) related to operating asset losses pertaining to our international long distance and data network. In addition, we recorded pretax charges of $55 million ($34 million after-tax, or $.01 per diluted share) in connection with the early retirement of debt.

During 2003, we recorded other special pretax charges of $557 million ($419 million after-tax, or $.15 per diluted share). These charges included $240 million ($156 million after-tax, or $.06 per diluted share) primarily in connection with environmental remediation efforts relating to several discontinued businesses, including a former facility that processed nuclear fuel rods in Hicksville, New York (see "Other Factors That May Affect Future Results") and a pretax impairment charge of $184 million ($184 million after-tax, or $.06 per diluted share) pertaining to our leasing operations for airplanes leased to airlines experiencing financial difficulties and for power generating facilities. These 2003 charges also include pretax charges of $61 million ($38 million after-tax, or $.01 per diluted share) related to the early retirement of debt and other pretax charges of $72 million ($41 million after-tax, or $.01 per diluted share).

During 2002, we recorded pretax charges of $626 million ($469 million after-tax, or $.17 per diluted share). These charges related to losses in connection with our financial statement exposure to MCI due to its July 2002 bankruptcy of $300 million ($183 million after-tax, or $.07 per diluted share), an impairment charge of $117 million ($136 million after-tax, or $.05 per diluted share) pertaining to our leasing operations for airplanes leased to airlines experiencing financial difficulties and other charges of $209 million ($150 million after-tax, or $.05 per diluted share). In addition, we recorded a charge of $175 million ($114 million after-tax, or $.04 per diluted share) related to a settlement of a litigation matter that arose from our decision to terminate an agreement with NorthPoint Communications Group, Inc. to combine the two companies' DSL businesses.

Merger Transition Costs

We announced at the time of the Bell Atlantic–GTE merger in 2000 that we expected to incur a total of approximately $2 billion of transition costs related to the merger and the formation of the wireless joint venture. These costs were incurred to establish the Verizon brand, integrate systems, consolidate real estate and relocate employees. Transition activities were complete at December 31, 2002 and totaled $2,243 million. For 2002, transition costs were $510 million ($288 million after taxes and minority interest, or $.10 per diluted share).

CONSOLIDATED FINANCIAL CONDITION

(dollars in millions)			
Years Ended December 31,	**2004**	2003	2002
Cash Flows Provided By (Used In)			
Operating activities	**$ 21,820**	$ 22,467	$ 22,082
Investing activities	**(10,343)**	(12,236)	(6,791)
Financing activities	**(9,856)**	(10,959)	(14,809)
Increase (Decrease) In Cash and Cash Equivalents	**$ 1,621**	$ (728)	$ 482

We use the net cash generated from our operations to fund network expansion and modernization, repay external financing, pay dividends and invest in new businesses. Additional external financing is utilized when necessary. While our current liabilities typically exceed current assets, our sources of funds, primarily from operations and, to the extent necessary, from readily available external financing arrangements, are sufficient to meet ongoing operating and investing requirements. We expect that capital spending requirements will continue to be financed primarily through internally generated funds. Additional debt or equity financing may be needed to fund additional development activities or to maintain our capital structure to ensure our financial flexibility.

Cash Flows Provided By Operating Activities

Our primary source of funds continues to be cash generated from operations. In 2004, the decrease in cash from operations compared to 2003 was primarily driven by an increase in working capital requirements. The increase in working capital requirements was driven by higher severance payments in 2004 compared to higher severance accruals in 2003, primarily related to the fourth quarter 2003 voluntary separation plan. In addition, a higher tax refund was recorded in the 2003 period.

In 2003, the increase in cash from operations compared to 2002 was primarily driven by a decrease in working capital requirements, net of a lower provision for uncollectible accounts. The decrease in working capital requirements was driven by an increase in payables and higher accrued income taxes related to tax payments not yet due.

Cash Flows Used In Investing Activities

Capital expenditures continue to be our primary use of capital resources and facilitate the introduction of new products and services, enhance responsiveness to competitive challenges and increase the operating efficiency and productivity of our networks. Including capitalized software, we invested $7,118 million in our Domestic Telecom business in 2004, compared to $6,820 million and $8,004 million in 2003 and 2002, respectively. We also invested $5,633 million in our Domestic Wireless business in 2004, compared to $4,590 million and $4,414 million in 2003 and 2002, respectively. The increase in capital spending of both Domestic Telecom and Domestic Wireless in 2004 represents our continuing effort to invest in high growth areas including wireless, long distance, DSL and other wireline data initiatives. The decrease in capital spending in 2003, particularly by Domestic Telecom, was primarily due to a decrease in demand for local network expansion, partially offset by investments in high growth areas.

Capital spending, including capitalized software, is expected to increase by approximately 10% in 2005.

We invested $1,196 million in acquisitions and investments in businesses during 2004, including $1,052 million for wireless licenses and businesses, including the NextWave Telecom Inc. (NextWave) licenses covering the New York metropolitan area, and $144 million related to Verizon's limited partnership investments in entities that invest in affordable housing projects. In 2003, we invested $1,162 million in acquisitions and investments in businesses, including $762 million to acquire 50 wireless licenses and related network assets from Northcoast Communications LLC, $242 million related to Verizon's limited partnership investments in entities that invest in affordable housing projects and $157 million for other wireless properties. In 2002, we invested $1,088 million in acquisitions and investments in businesses, including $556 million to acquire some of the cellular properties of Dobson Communications Corporation, $181 million related to Verizon's limited partnership investments in entities that invest in affordable housing projects and $242 million for other wireless properties. We also received a $1,740 million refund from the FCC in connection with a wireless auction payment.

In 2004, we received cash proceeds of $1,720 million, including $1,603 million from the sale of Verizon Information Services Canada and $117 million from the sale of a small business unit. In 2003, we received cash proceeds of $229 million, from the sale of our European directory publication operations in Austria, the Czech Republic, Gibraltar, Hungary, Poland and Slovakia. In 2002, we received cash proceeds of $4,638 million, including $3,868 million from the sale of non-strategic access lines and $770 million in connection with the sale of TSI.

Our short-term investments include principally cash equivalents held in trust accounts for payment of employee benefits. In 2004, 2003 and 2002, we invested $1,827 million, $1,887 million and $2,073 million, respectively, in short-term investments, primarily to pre-fund active employees' health and welfare benefits. Proceeds from the sales of all short-term investments, principally for the payment of these benefits, were $1,727 million, $1,767 million and $1,857 million in the years 2004, 2003 and 2002, respectively.

Other, net investing activities for 2004 include net cash proceeds of $1,632 million received in connection with the sale of our 20.5% interest in TELUS and $650 million in connection with sales of our interests in various other investments, including a partnership venture with Crown Castle International Corp., EuroTel Bratislava, a.s. and Iowa Telecom preferred stock. Other, net investing activities for 2003 include net cash proceeds of $415 million in connection with sales of our interests in various investments, primarily TCC and Crown Castle International Corp. and $195 million in connection with the sale of our interest in Eurotel Praha, representing a portion of the total proceeds of $525 million. Other, net investing activities for 2002 include total cash proceeds of $1,453 million in connection with share sales of various investments, including net cash proceeds of $769 million in connection with a sale of nearly all of our investment in TCNZ and $281 million related to the sale of our investment in C&W, and purchases of investments of $425 million.

Under the terms of an investment agreement, Vodafone may require Verizon Wireless to purchase up to an aggregate of $20 billion worth of Vodafone's interest in Verizon Wireless at designated times at its then fair market value. In the event Vodafone exercises its put rights, we have the right, exercisable at our sole discretion, to purchase up to $12.5 billion of Vodafone's interest instead of Verizon Wireless for cash or Verizon stock at our option. Vodafone had the right to require the purchase of up to $10 billion during a 61-day period opening on June 10 and closing on August 9 in 2004, and did not exercise that right. As a result, Vodafone still has the right to require the purchase of up to $20 billion worth of its interest, not to exceed $10 billion in any one year, during a 61-day period opening on June 10 and closing on August 9 in 2005 through 2007. Vodafone also may require that Verizon Wireless pay for up to $7.5 billion of the required repurchase through the assumption or incurrence of debt.

Cash Flows Used In Financing Activities

Cash of $5,467 million was used to reduce our total debt during 2004. We repaid $2,315 million and $2,769 million of Domestic Telecom and corporate long-term debt, respectively. The Domestic Telecom debt repayment includes the early retirement of $1,275 million of long-term debt and $950 million of other long-term debt at maturity. The corporate debt repayment includes $1,984 million of zero-coupon convertible notes redeemed by Verizon Global Funding Corp. and $723 million of other corporate long-term debt at maturity. Also, during 2004, we decreased our short-term borrowings by $783 million and Verizon Global Funding issued $500 million of long-term debt.

Cash of $7,436 million was used to reduce our total debt during 2003. We repaid $5,646 million of Verizon Global Funding, $2,190 million of Domestic Telecom, $1,582 million of Domestic Wireless and $1,239 million of other corporate long-term debt, and reduced our short-term borrowings by $1,330 million with cash from operations and the issuance of Verizon Global Funding, Domestic Telecom and Domestic Wireless long-term debt. Verizon Global Funding, Domestic Telecom and Domestic Wireless issued long-term debt with principal amounts of $1,500 million, $1,653 million and $1,525 million, respectively, resulting in total cash proceeds of $4,591 million, net of discounts, costs and a payment related to a hedge on the interest rate for an anticipated financing.

Cash of $11,595 million was used to reduce our total debt during 2002. We repaid $4,083 million of Verizon Global Funding, $2,454 million of Domestic Telecom and $1,022 million of Domestic Wireless long-term debt (including $585 million of net debt assumed in connection with the Price transaction), and reduced our short-term borrowings by $11,024 million primarily with cash and the issuance of Domestic Telecom and Verizon Global Funding long-term debt. Domestic Telecom and Verizon Global Funding issued $3,779 million and $3,816 million of long-term debt, respectively.

Our ratio of debt to debt combined with shareowners' equity was 51.1% at December 31, 2004, compared to 57.6% at December 31, 2003.

As of December 31, 2004, we had $116 million in bank borrowings outstanding. In addition, we had approximately $5.8 billion of unused bank lines of credit and our financing subsidiary had shelf registrations for the issuance of up to $10.5 billion of unsecured debt securities. The debt securities of our telephone and financing subsidiaries continue to be accorded high ratings by primary rating agencies. In September 2004, Standard & Poor's affirmed the long term debt rating of Verizon and related entities, including Verizon Wireless at A+, and changed our credit rating outlook to negative from stable. The short-term debt rating of Verizon Network Funding Corp. was lowered to A-1 from A-1+. In December 2004, Moody's Investors Service (Moody's) affirmed the A2 rating of Verizon Global Funding and the P-1 short-term rating of Verizon Network Funding. The outlook is stable. At the same time, Moody's changed the rating outlook on the A3-rated debt of Verizon Wireless to positive from stable. In February 2005, both Standard & Poor's and Moody's indicated that the proposed acquisition of MCI (see "Other Factors That May Affect Future Results - Recent Developments") may result in downgrades in Verizon's debt ratings.

We and our consolidated subsidiaries are in compliance with all of our debt covenants.

As in prior years, dividend payments were a significant use of capital resources. We determine the appropriateness of the level of our dividend payments on a periodic basis by considering such factors as long-term growth opportunities, internal cash requirements and the expectations of our shareowners. In 2004, 2003 and 2002, we declared quarterly cash dividends of $.385 per share.

Common stock has generally been issued to satisfy some of the funding requirements of employee benefit plans. On January 22, 2004, the Board of Directors authorized the repurchase of up to 80 million common shares terminating no later than the close of business on February 28, 2006. The Board of Directors also determined that no additional common shares may be purchased under the previous program.

Increase (Decrease) In Cash and Cash Equivalents

Our cash and cash equivalents at December 31, 2004 totaled $2,290 million, a $1,621 million increase compared to cash and cash equivalents at December 31, 2003 of $669 million. The increase in cash and cash equivalents was primarily driven by higher proceeds from the disposition of businesses and investments and lower debt repayment activity, partially offset by higher capital expenditures. Our cash and cash equivalents at December 31, 2003 was $728 million lower compared to December 31, 2002. The decrease was driven by a significant reduction in our outstanding borrowings, and capital expenditures and dividends paid.

Additional Minimum Pension Liability and Employee Benefit Plan Contributions

We evaluate each pension plan to determine whether an additional minimum pension liability is required or whether any adjustment is necessary as determined by the provisions of SFAS No. 87, "Employers' Accounting for Pensions." In 2004, we recorded an additional minimum pension liability of $587 million, primarily in Employee Benefit Obligations in the consolidated balance sheets, as a result of a lower discount rate at December 31, 2004. In 2003, we recorded a net benefit of $513 million, primarily in Other Assets in the consolidated balance sheets, largely as a result of a higher return on plan assets in 2003. The increases in the asset and liability are recorded in Accumulated Other Comprehensive Loss, net of a tax benefit, in shareowners' investment in the consolidated balance sheets.

We operate numerous qualified and nonqualified pension plans and other postretirement benefit plans. These plans primarily relate to our domestic business units and TELPRI. The majority of Verizon's pension plans are adequately funded. We contributed $325 million and $123 million in 2004 and 2003, respectively, to our qualified pension trusts. We also contributed $118 million and $159 million to our nonqualified pension plans in 2004 and 2003, respectively.

Federal legislation was enacted on April 10, 2004 that provides temporary pension funding relief for the 2004 and 2005 plan years. The legislation replaces the 30-year treasury rate with a higher corporate bond rate for determining the current liability. Based on the funded status of the plans at December 31, 2004, we anticipate qualified pension trust contributions of $730 million in 2005, including voluntary contributions. Our estimate of the amount and timing of required qualified pension trust contributions for 2006 is based on current regulations including continued pension funding relief and is approximately $110 million, primarily for the TELPRI plans. Nonqualified pension contributions are estimated to be approximately $140 million and $160 million for 2005 and 2006, respectively.

Contributions to our other postretirement benefit plans generally relate to payments for benefits primarily on an as-incurred basis since the other postretirement benefit plans do not have similar funding requirements as the pension plans. Consequently, we contributed $1,143 million and $1,014 million to our other postretirement benefit plans in 2004 and 2003, respectively. Contributions to our other postretirement benefit plans are estimated to be approximately $1,060 million in 2005 and $1,080 million in 2006, prior to anticipated receipts related to Medicare subsidies.

Leasing Arrangements

We are the lessor in leveraged and direct financing lease agreements under which commercial aircraft and power generating facilities, which comprise the majority of the portfolio, along with industrial equipment, real estate property, telecommunications and other equipment are leased for remaining terms of less than 1 year to 51 years as of December 31, 2004. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which holds a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with generally accepted accounting principles. All recourse debt is reflected in our consolidated balance sheets. See "Special Items" for a discussion of lease impairment charges.

Off Balance Sheet Arrangements and Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table provides a summary of our contractual obligations and commercial commitments at December 31, 2004. Additional detail about these items is included in the notes to the consolidated financial statements.

(dollars in millions)

	Payments Due By Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (see Note 12)	$ 39,105	$ 3,543	$ 9,513	$ 4,100	$ 21,949
Capital lease obligations (see Note 11)	138	26	41	22	49
Total long-term debt	39,243	3,569	9,554	4,122	21,998
Interest on long-term debt (see Note 12)	25,674	2,317	3,888	3,223	16,246
Operating leases (see Note 11)	4,748	978	1,674	902	1,194
Purchase obligations (see Note 23)	936	484	410	32	10
Other long-term liabilities (see Note 16)	2,980	1,790	1,190	–	–
Total contractual obligations	$ 73,581	$ 9,138	$ 16,716	$ 8,279	$ 39,448

Genuity

Prior to the merger of Bell Atlantic and GTE in 2000, we owned and consolidated Genuity, which was deconsolidated in June 2000 as a condition of the merger in connection with an initial public offering. Our remaining ownership interest in Genuity contained a contingent conversion feature that gave us the option to regain control of Genuity and was dependent on obtaining approvals to provide long distance service in the former Bell Atlantic region and satisfaction of other regulatory and legal requirements. On July 24, 2002, we converted all but one of our shares of Class B common stock of Genuity into shares of Class A common stock of Genuity and relinquished our right to convert our current ownership into a controlling interest in Genuity. On December 18, 2002, we sold all of our Class A common stock of Genuity.

Our commercial relationship continues with Level 3 Communications LLC (Level 3), the purchaser of substantially all of Genuity's domestic assets and the assignee of Genuity's principal contract with us. We have a multi-year purchase commitment expiring on December 31, 2005 for services such as dedicated Internet access, managed web hosting, Internet security and some transport services. Under this purchase commitment, Verizon has agreed to pay Level 3 a minimum of $250 million between February 4, 2003 and December 31, 2005. Through December 31, 2004, $216 million of that purchase commitment had been met by Verizon.

Guarantees

In connection with the execution of agreements for the sales of businesses and investments, Verizon ordinarily provides representations and warranties to the purchasers pertaining to a variety of nonfinancial matters, such as ownership of the securities being sold, as well as financial losses.

Subsequent to the sale of Verizon Information Services Canada (see "Special Items – Discontinued Operations"), our Information Services segment continues to provide a guarantee to publish directories, which was issued when the directory business was purchased in 2001 and had a 30-year term (before extensions). The preexisting guarantee continues, without modification, following the sale of Verizon Information Services Canada. The possible financial impact of the guarantee, which is not expected to be adverse, cannot be reasonably estimated since a variety of the potential outcomes available under the guarantee result in costs and revenues or benefits that may offset. In addition, performance under the guarantee is not likely.

As of December 31, 2004, letters of credit totaling $162 million had been executed in the normal course of business, which support several financing arrangements and payment obligations to third parties.

MARKET RISK

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes, foreign currency exchange rate fluctuations, changes in equity investment prices and changes in corporate tax rates. We employ risk management strategies using a variety of derivatives, including interest rate swap agreements, interest rate locks, foreign currency forwards, equity options and basis swap agreements. We do not hold derivatives for trading purposes.

It is our general policy to enter into interest rate, foreign currency and other derivative transactions only to the extent necessary to achieve our desired objectives in limiting our exposures to the various market risks. Our objectives include maintaining a mix of fixed and variable rate debt to lower borrowing costs within reasonable risk parameters and to protect against earnings and cash flow volatility resulting from changes in market conditions. We do not hedge our market risk exposure in a manner that would completely eliminate the effect of changes in interest rates, equity prices and foreign exchange rates on our earnings. We do not expect that our net income, liquidity and cash flows will be materially affected by these risk management strategies.

Interest Rate Risk

The table that follows summarizes the fair values of our long-term debt and interest rate derivatives as of December 31, 2004 and 2003. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming 100-basis-point upward and downward parallel shifts in the yield curve. Our sensitivity analysis did not include the fair values of our commercial paper and bank loans because they are not significantly affected by changes in market interest rates.

At December 31, 2004	Fair Value	Fair Value assuming +100 basis point shift	Fair Value assuming –100 basis point shift
			(dollars in millions)
Long-term debt and interest rate derivatives	**$ 42,072**	**$ 39,952**	**$ 44,378**
At December 31, 2003			
Long-term debt and interest rate derivatives	$ 47,725	$ 45,255	$ 50,399

Foreign Currency Translation

The functional currency for all of our foreign operations is the local currency. The translation of income statement and balance sheet amounts of these entities into U.S. dollars are recorded as cumulative translation adjustments, which are included in Accumulated Other Comprehensive Loss in our consolidated balance sheets. At December 31, 2004, our primary translation exposure was to the Venezuelan bolivar, Dominican Republic peso and the euro.

During 2004, we entered into foreign currency forward contracts to hedge our net investment in our Canadian operations and investments. In accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and related amendments and interpretations, changes in the fair value of these contracts due to exchange rate fluctuations were recognized in Accumulated Other Comprehensive Loss and offset the impact of foreign currency changes on the value of our net investment in the operations being hedged. During the fourth quarter of 2004, we sold our Canadian operations and investments. Accordingly, the unrealized losses on these net investment hedge contracts were realized in net income along with the corresponding foreign currency translation balance. We recorded realized losses of $106 million ($58 million after-tax) related to these hedge contracts. We have not hedged our accounting translation exposure to foreign currency fluctuations relative to the carrying value of our other investments.

Through June 30, 2003, and during 2002, our earnings were affected by foreign currency gains or losses associated with the unhedged portion of U. S. dollar denominated debt at Iusacell (see "Consolidated Results of Operations – Other Consolidated Results – Discontinued Operations").

SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Significant Accounting Policies

A summary of the significant accounting policies used in preparing our financial statements are as follows:

- Special and non-recurring items generally represent revenues and gains as well as expenses and losses that are non-operational and/or non-recurring in nature. Several of these special and non-recurring items include impairment losses. These impairment losses were determined in accordance with our policy of comparing the fair value of the asset with its carrying value. The fair value is determined by quoted market prices or by estimates of future cash flows. There is inherent subjectivity involved in estimating future cash flows, which can have a significant impact on the amount of any impairment.
- Verizon's plant, property and equipment balance represents a significant component of our consolidated assets. Depreciation expense on Verizon's telephone operations is principally based on the composite group remaining life method and straight-line composite rates, which provides for the recognition of the cost of the remaining net investment in telephone plant, less anticipated net salvage value, over the remaining asset lives. We depreciate other plant, property and equipment generally on a straight-line basis over the estimated useful life of the assets. Changes in the remaining useful lives of assets as a result of technological change or other changes in circumstances, including competitive factors in the markets where we operate, can have a significant impact on asset balances and depreciation expense.
- We maintain benefit plans for most of our employees, including pension and other postretirement benefit plans. In the aggregate, the fair value of pension plan assets exceeds benefit obligations, which contributes to pension plan income. Other postretirement benefit plans have larger benefit obligations than plan assets, resulting in expense. Significant benefit plan assumptions, including the discount rate used, the long-term rate of return on plan assets and heath care trend rates are periodically updated and impact the amount of benefit plan income, expense, assets and obligations (see "Consolidated Results of Operations – Consolidated Operating Expenses – Pension and Other Postretirement Benefits"). A sensitivity analysis of the impact of changes in these assumptions on the benefit obligations and expense (income) recorded as of December 31, 2004 and for the year then ended pertaining to Verizon's pension and postretirement benefit plans is provided in the tables below. Note that some of these sensitivities are not symmetrical as the calculations were based on all of the actuarial assumptions as of year-end.

Pension Plans (dollars in millions)

	Percentage point change	Benefit obligation increase (decrease) at December 31, 2004	Pension expense increase (decrease) for the year ended December 31, 2004
Discount rate	+ 1.00	$ (4,131)	$ (428)
	- 1.00	4,742	64
Long-term rate of return on plan assets	+ 1.00	–	(436)
	- 1.00	–	436

Postretirement Plans (dollars in millions)

	Percentage point change	Benefit obligation increase (decrease) at December 31, 2004	Postretirement benefit expense increase (decrease) for the year ended December 31, 2004
Discount rate	+ 1.00	$ (3,084)	$ (78)
	- 1.00	3,486	117
Long-term rate of return on plan assets	+ 1.00	–	(49)
	- 1.00	–	49
Health care trend rates	+ 1.00	3,121	351
	- 1.00	(2,527)	(231)

- Our accounting policy concerning the method of accounting applied to investments (consolidation, equity or cost) involves an evaluation of all significant terms of the investments that explicitly grant or suggest evidence of control or influence over the operations of the entity in which we have invested. Where control is determined, we consolidate the investment. If we determine that we have significant influence over the operating and financial policies of an entity in which we have invested, we apply the equity method. We apply the cost method in situations where we determine that we do not have significant influence.

- Our current and deferred income taxes, and associated valuation allowances, are impacted by events and transactions arising in the normal course of business as well as in connection with special and non-recurring items. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred income tax assets and the timing of income tax payments. Actual collections and payments may materially differ from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting related income tax balances.
- Intangible assets are a significant component of our consolidated assets. Wireless licenses of $42,090 million represent the largest component of our intangible assets. Our wireless licenses are indefinite-lived intangible assets, and as required by SFAS No. 142, are not amortized but are periodically evaluated for impairment. Any impairment loss would be determined by comparing the fair value of the wireless licenses with their carrying value. For all periods presented, we have used a residual method, which determined fair value by estimating future cash flows of the wireless business. The fair value of the wireless business was then subjected to a reasonableness analysis using public information of comparable wireless carriers. There is inherent subjectivity involved in estimating future cash flows, which can have a material impact on the amount of any impairment. Effective January 1, 2005, we are required to test our Domestic Wireless licenses impairment using a direct value method (see "Recent Accounting Pronouncements – Impairment Testing of Domestic Wireless Licenses" below for additional information).

Recent Accounting Pronouncements

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), "Share-Based Payment," which revises SFAS No. 123. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense based on their fair value. Effective January 1, 2003, Verizon adopted the fair value recognition provisions of SFAS No. 123. We plan to adopt SFAS No. 123(R) effective July 1, 2005, using the modified prospective method and do not expect any impact on our results of operations or financial position.

Impairment Testing of Domestic Wireless Licenses

On September 29, 2004, the staff of the Securities and Exchange Commission (SEC) issued a Staff Announcement, "Use of the Residual Method to Value Acquired Assets Other Than Goodwill." The Staff Announcement requires SEC registrants to adopt a direct value method of assigning value to intangible assets acquired in a business combination under SFAS No. 141, "Business Combinations," effective for all acquisitions completed after September 29, 2004. Further, all intangible assets valued under the residual method prior to this adoption are required to be tested for impairment using a direct value method no later than the beginning of 2005. Any impairment of intangible assets recognized upon application of a direct value method by entities previously applying the residual method should be reported as a cumulative effect of a change in accounting principle. Under this Staff Announcement, the reclassification of recorded balances between goodwill and intangible assets prior to the adoption of this Staff Announcement is prohibited. The valuation and analyses prepared in connection with the adoption of a direct value method effective January 1, 2005 resulted in no adjustment to the carrying value of Verizon's wireless licenses, and accordingly, had no effect on our results of operations and financial position.

OTHER FACTORS THAT MAY AFFECT FUTURE RESULTS

Recent Developments

MCI Acquisition

On February 14, 2005, Verizon announced that it had agreed to acquire MCI for a combination of Verizon common shares and cash (including MCI dividends). At the closing of the acquisition, Verizon will also assume MCI's net debt (total debt less cash on hand). This consideration is subject to adjustment at closing and may be decreased based on MCI's bankruptcy claims-related experience and international tax liabilities. The boards of directors of Verizon and MCI have approved the agreement. In addition to MCI shareowner approval, the acquisition requires regulatory approvals, which the companies are targeting to obtain in about one year. At least one other company has expressed an interest in acquiring MCI.

Spectrum Purchases

On February 24, 2005, we signed an agreement with MetroPCS, Inc. to purchase 10 MHz of personal communications services spectrum covering the San Francisco area for a purchase price of $230 million. The transaction is subject to the approval of the FCC and the U.S. Department of Justice, and is expected to close in the second quarter of 2005.

On February 15, 2005, the FCC's auction of broadband personal communications services licenses ended and Verizon Wireless, together with affiliate Vista PCS, LLC, was the highest bidder for 63 licenses totaling approximately $697 million.

On November 4, 2004, we announced the signing of a definitive agreement with NextWave to purchase all of NextWave's remaining personal communications services spectrum licenses in 23 markets for $3,000 million through the purchase of stock of NextWave following the completion of its bankruptcy reorganization, when it will own no assets other than the licenses. The 10 MHz and 20 MHz licenses, in the 1.9 GHz personal communications services frequency range, cover a population of 73 million people and will be used to expand Verizon Wireless's network capacity in 22 key existing markets, including New York, Boston, Washington, D.C. and Los Angeles, as well as to expand into Tulsa, Oklahoma. The transaction has been approved by the U.S. Department of Justice, the U.S. Bankruptcy Court and the FCC. The transaction is expected to close in April 2005.

On July 1, 2004 we announced an agreement to purchase Qwest Wireless, LLC's spectrum licenses and wireless network assets for $418 million covering several existing and new markets. This transaction closed on March 4, 2005.

Sales of Businesses and Investments

Telephone Access Lines

In October 2004, Verizon announced that it had suspended discussions with potential buyers related to its upstate New York access lines, pending an evaluation of its strategic options. However, we are continuing to consider plans for a reduction in the size of our access line business, including through a spin-off mechanism or otherwise, so that we may pursue our strategy of placing greater focus on the higher growth businesses of broadband and wireless.

During the second quarter of 2004, we entered into an agreement to sell our wireline-related businesses in Hawaii, which operates 707,000 switched access lines, for $1,650 million in cash, less debt. The closing of the transaction, expected in the first half of 2005, is contingent on state regulatory approval; the FCC and the U.S. Department of Justice have provided the necessary approvals.

Environmental Matters

During 2003, under a government-approved plan, remediation of the site of a former facility in Hicksville, New York that processed nuclear fuel rods in the 1950s and 1960s commenced. Remediation beyond original expectations proved to be necessary and a reassessment of the anticipated remediation costs was conducted. In addition, a reassessment of costs related to remediation efforts at several other former facilities was undertaken. As a result, an additional environmental remediation expense of $240 million was recorded in 2003.

New York Recovery Funding

In August 2002, President Bush signed the Supplemental Appropriations bill that included $5.5 billion in New York recovery funding. Of that amount, approximately $750 million has been allocated to cover utility restoration and infrastructure rebuilding as a result of the September 11th terrorist attacks. These funds will be distributed through the Lower Manhattan Development Corporation following an application and audit process. As of September 30, 2004, we have applied for reimbursement of approximately $266 million. We received an advance of $11 million in December 2003 and an additional advance of $77 million in June 2004. We are awaiting the results of an audit relating to the total amount that we have applied for reimbursement, including funds already received. On December 22, 2004, we applied for reimbursement of an additional $136 million of "category 2" losses. Category 2 funding is for permanent restoration and infrastructure improvement. Our application is pending.

Regulatory and Competitive Trends

Competition and the Telecommunications Act of 1996

We face increasing competition in all areas of our business. The Telecommunications Act of 1996 (1996 Act), regulatory and judicial actions and the development of new technologies, products and services have created opportunities for alternative telecommunication service providers, many of which are subject to fewer regulatory constraints. Current and potential competitors in telecommunications services include long distance companies, other local telephone companies, cable companies, wireless service providers, foreign telecommunications providers, electric utilities, Internet service providers, providers of VoIP services and other companies that offer network services. Many of these companies have a strong market presence, brand recognition and existing customer relationships, all of which contribute to intensifying competition and may affect our future revenue growth.

We are unable to predict definitively the impact that the ongoing changes in the telecommunications industry will ultimately have on our business, results of operations or financial condition. The financial impact will depend on several factors, including the timing, extent and success of competition in our markets, the timing and outcome of various regulatory proceedings and any appeals, and the timing, extent and success of our pursuit of new opportunities resulting from the 1996 Act and technological advances.

FCC Regulation and Interstate Rates

Our telephone operations are subject to the jurisdiction of the FCC with respect to interstate services and related matters.

Access Charges and Universal Service

On May 31, 2000, the FCC adopted the Coalition for Affordable Local and Long Distance Services (CALLS) plan as a comprehensive five-year plan for regulation of interstate access charges. The CALLS plan has three main components. First, it establishes a portable interstate access universal service support of $650 million for the industry. This explicit support replaces implicit support embedded in interstate access charges. Second, the plan simplifies the patchwork of common line charges into one subscriber line charge (SLC) and provides for de-averaging of the SLC by zones and class of customers in a manner that will not undermine comparable and affordable universal service. Third, the plan sets into place a mechanism to transition to a set target of $.0055 per minute for switched access services. Once that target rate is reached, local exchange carriers are no longer required to make further annual price cap reductions to their switched access prices. The annual reductions leading to the target rate, as well as annual reductions for the subset of special access services that remain subject to price cap regulation was set at 6.5% per year.

As a result of tariff adjustments which became effective in July 2003, virtually all of our switched access lines reached the $.0055 benchmark. On June 29, 2004, the U.S. Court of Appeals for the D.C. Circuit upheld the FCC's prior approval of an increase in the SLC cap. The current cap is $6.50.

The FCC previously initiated investigations of the interstate access rates charged by Verizon's local telephone companies during the 1993 to 1996 tariff years under the price cap rules that were in place prior to the adoption of the CALLS plan. On July 30, 2004, the FCC released an order resolving one of the issues in those pending investigations, and concluded that some of Verizon's local telephone companies had incorrectly calculated the impact of their obligation to "share" a portion of their earnings above certain prescribed levels with their access customers. The amount of any refund as a result of that finding will be determined in a further phase of the proceeding. Other issues remain under investigation.

The FCC has adopted rules for special access services that provide for pricing flexibility and ultimately the removal of services from price regulation when prescribed competitive thresholds are met. Approximately 55% of special access revenues are now removed from price regulation.

In November 1999, the FCC adopted a new mechanism for providing universal service support to high-cost areas served by large local telephone companies. This funding mechanism provides additional support for local telephone services in several states served by our telephone operations. This system has been supplemented by the new FCC access charge plan described above. On October 16, 2003, in response to a previous court decision, the FCC announced a decision providing additional justification for its non-rural high-cost universal support mechanism and modifying it in part. That decision also has been appealed. The FCC also has proceedings underway to evaluate possible changes to its current rules for assessing contributions to the universal service fund. Any change in the current assessment mechanism could result in a change in the contribution that local telephone companies must make and that would have to be collected from customers.

Unbundling of Network Elements

On February 20, 2003, the FCC announced a decision adopting new rules defining the obligations of incumbent local exchange carriers to provide competing carriers with access to UNEs. The decision was the culmination of an FCC rulemaking referred to as its triennial review of its UNE rules, and also was in response to a decision by the U.S. Court of Appeals for the D.C. Circuit that had overturned the FCC's previous unbundling rules.

The text of the order and accompanying rules were released on August 21, 2003. With respect to broadband facilities, such as mass market fiber to the premises loops and packet switching, that order generally removed unbundling obligations under Section 251 of the 1996 Act. With respect to narrowband services, the order generally left unbundling obligations in place, with certain limited exceptions, and delegated to state regulatory proceedings a further review. The order also provided a new set of criteria relating to when carriers may purchase a combination of unbundled loops and transport elements known as enhanced extended loops (EELs) that increased arbitrage opportunities by making it easier for carriers to use EELs purchased at artificially low regulated UNE rates rather than competitive special access prices.

Multiple parties, including Verizon, appealed various aspects of the decision. On March 2, 2004, the U.S. Court of Appeals for the D.C. Circuit issued an order upholding the FCC in part, and overturning its order in part. The court upheld the FCC with respect to broadband facilities. On the narrowband unbundling requirements, the court reversed and vacated key aspects of the FCC decision that had required unbundled access to mass market switching and high capacity transmission facilities. The court's order vacating those aspects of the FCC's rules went into effect on June 16, 2004, and petitions by various parties to obtain a stay or U.S. Supreme Court review were denied.

On August 20, 2004, the FCC issued interim narrowband unbundling rules and a Notice of Proposed Rulemaking to establish new unbundling rules. In the interim rules order, the FCC required incumbent carriers to continue providing, for six months from the effective date of its order, unbundled mass market switching and high capacity transmission facilities on the same terms that they were available under interconnection agreements as of June 15, 2004. Verizon and other parties petitioned the U.S. Court of Appeals for the D.C. Circuit for a writ of mandamus to overturn the interim rules. At the request of the FCC, the court held the petition in abeyance while the FCC rulemaking proceeded and directed the parties to report on the status of the FCC proceedings no later than January 4, 2005. On January 4, 2005, Verizon and other parties asked the U.S. Court of Appeals for the D.C. Circuit to retain jurisdiction on the pending mandamus petition and to provide further briefing upon the release of the FCC order.

On February 4, 2005, the FCC released a decision on new unbundling rules. The FCC eliminated the requirement to unbundle mass market local switching on a nationwide basis, with the obligation to accept new orders ending as of the effective date of the order (March 11, 2005). The FCC also established a one year transition for existing UNE switching arrangements. For high capacity transmission facilities, the FCC established criteria for determining whether high capacity loops, transport or dark fiber transport must be unbundled in individual wire centers, and stated that these standards were only expected to affect a small number of wire centers. The FCC also eliminated the obligation to provide dark fiber loops and found that there is no obligation to provide UNEs exclusively for wireless or long distance service. In any instance where a particular high capacity facility no longer has to be made available as a UNE, the FCC established a similar one year transition for any existing high capacity loop or transport UNEs, and an 18 month transition for any existing dark fiber UNEs.

Separately, the FCC has taken steps to clarify its rules for broadband facilities in response to requests of various parties. Verizon petitioned the FCC to make clear that any broadband facilities that do not have to be unbundled under Section 251 of the 1996 Act also do not have to be unbundled under another provision of the 1996 Act, specifically Section 271. On October 22, 2004, the FCC granted that petition, and the FCC's decision has been appealed by various parties. In addition, the FCC has clarified that mass market fiber to the curb loops qualify for the same regulatory treatment as mass market fiber to the premises loops, that fiber loops to serve customers in multiple unit buildings also qualify for that same regulatory treatment as long as the building is predominantly residential, and that carriers that deploy new broadband network facilities are not required to equip those facilities with legacy capabilities that could render them subject to unbundling.

Intercarrier Compensation

The FCC has an ongoing rulemaking that could fundamentally restructure the regulatory regime for intercarrier compensation, including, but not limited to, access charges, compensation for Internet traffic, and reciprocal compensation for local traffic. To date, several parties and coalitions have submitted alternative proposals to the FCC for restructuring the intercarrier compensation rules, and the FCC has stated that it intends to conduct further proceedings to evaluate various alternatives.

The FCC also has pending before it issues relating to intercarrier compensation for dial-up Internet-bound traffic. The FCC previously found this traffic is not subject to reciprocal compensation under Section 251(b)(5) of the 1996 Act. Instead, the FCC established federal rates per minute for this traffic that declined from $.0015 to $.0007 over a three-year period, established caps on the total minutes of this traffic subject to compensation in a state, and required incumbent local exchange carriers to offer to both bill and pay reciprocal compensation for local traffic at the same rate as they are required to pay on Internet-bound traffic. On May 3, 2002, the U.S. Court of Appeals for the D.C. Circuit rejected part of the

FCC's rationale, but declined to vacate the order while it is on remand. As a result, pending further action by the FCC, the FCC's underlying order remains in effect. On October 8, 2004, the FCC announced that it had denied a petition to discontinue the $.0007 rate cap on this traffic, but had decided to remove the caps on the total minutes of Internet-bound traffic subject to compensation. That decision is the subject of an appeal by several parties. Disputes also remain pending in a number of forums relating to the appropriate compensation for Internet-bound traffic during previous periods under the terms of our interconnection agreements with other carriers.

The FCC also is considering multiple petitions asking it to declare whether, and under what circumstances, services that employ Internet protocol are subject to access charges under current law, or asking it to forbear from any requirement to pay access charges on some such services. On March 10, 2004, the FCC initiated a rulemaking proceeding to address the regulation of services that use Internet protocol, including voice services. The FCC also concluded in response to one such petition that one provider's peer-to-peer Internet protocol service that does not use the public switched network is an interstate information service and is not subject to access charges. During April 2004, the FCC issued an order in connection with another such petition that stated that the petitioning company's service that utilizes Internet protocol for only one intermediate part of a call's transmission is a telecommunications service subject to access charges. The FCC also has a statutory deadline of March 22, 2005 to address a third petition asking it to forbear from applying access charges to voice over Internet protocol services that are terminated on switched local exchange networks.

Broadband Services

The FCC has several ongoing rulemakings considering the regulatory treatment of broadband services. Among the questions at issue are whether to require local telephone companies like Verizon to offer such services as a common carrier or whether such services may be offered under a less regulated private carriage arrangement, under what circumstances high speed Internet access services should be classified as largely deregulated information services, and whether to declare broadband services offered by local telephone companies as non-dominant and what the effect should be of any such classification.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

In this Management's Discussion and Analysis of Results of Operations and Financial Condition, and elsewhere in this Annual Report, we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words "anticipates," "believes," "estimates," "hopes" or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The following important factors, along with those discussed elsewhere in this Annual Report, could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements:

- materially adverse changes in economic and industry conditions and labor matters, including workforce levels and labor negotiations, and any resulting financial and/or operational impact, in the markets served by us or by companies in which we have substantial investments;
- material changes in available technology;
- technology substitution;
- an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations;
- the final results of federal and state regulatory proceedings concerning our provision of retail and wholesale services and judicial review of those results;
- a significant change in the timing of, or the imposition of any government conditions to, the closing of our transaction with MCI, actual and contingent liabilities and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction;
- the effects of competition in our markets;
- the timing, scope and financial impacts of our deployment of fiber-to-the-premises broadband technology;
- the ability of Verizon Wireless to continue to obtain sufficient spectrum resources; and
- changes in our accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings.

report of management on internal control over financial reporting

We, the management of Verizon Communications Inc., are responsible for establishing and maintaining adequate internal control over financial reporting of the company. Management has evaluated internal control over financial reporting of the company using the criteria for effective internal control established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2004. Based on this assessment, we believe that the internal control over financial reporting of the company is effective as of December 31, 2004. In connection with this assessment, there were no material weaknesses in the company's internal control over financial reporting identified by management.

The company's financial statements included in this annual report have been audited by Ernst & Young LLP, independent registered public accounting firm. Ernst & Young LLP has also issued an attestation report on management's assessment of the company's internal control over financial reporting.



Ivan G. Seidenberg
Chairman and Chief Executive Officer



Doreen A. Toben
Executive Vice President and Chief Financial Officer



David H. Benson
Senior Vice President and Controller

report of independent registered public accounting firm on internal control over financial reporting

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that Verizon Communications Inc. and subsidiaries (Verizon) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Verizon's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Verizon maintained effective internal control over financial reporting, as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Verizon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Verizon as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows and changes in shareowners' investment for each of the three years in the period ended December 31, 2004 and our report dated February 22, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP
New York, New York

February 22, 2005

report of independent registered public accounting firm on financial statements

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited the accompanying consolidated balance sheets of Verizon Communications Inc. and subsidiaries (Verizon) as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows and changes in shareowners' investment for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of Verizon's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Verizon at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, Verizon changed its methods of accounting for directory revenues and expenses, stock-based compensation and asset retirement obligations effective January 1, 2003.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Verizon's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP
New York, New York

February 22, 2005

consolidated statements of income

(dollars in millions, except per share amounts)

Years Ended December 31,	2004	2003	2002
Operating Revenues	$ 71,283	$ 67,468	$ 67,056
Operating Expenses			
Cost of services and sales (exclusive of items shown below)	23,168	21,701	19,866
Selling, general & administrative expense	21,088	24,894	21,778
Depreciation and amortization expense	13,910	13,607	13,282
Sales of businesses, net	-	(141)	(2,747)
Total Operating Expenses	58,166	60,061	52,179
Operating Income	13,117	7,407	14,877
Equity in earnings (loss) of unconsolidated businesses	1,691	1,278	(1,547)
Income (loss) from other unconsolidated businesses	75	331	(2,857)
Other income and (expense), net	22	37	191
Interest expense	(2,384)	(2,797)	(3,130)
Minority interest	(2,409)	(1,583)	(1,404)
Income Before Provision for Income Taxes, Discontinued Operations and Cumulative Effect of Accounting Change	10,112	4,673	6,130
Provision for income taxes	(2,851)	(1,213)	(1,539)
Income Before Discontinued Operations and Cumulative Effect of Accounting Change	7,261	3,460	4,591
Discontinued Operations			
Income (loss) from operations	1,116	(869)	53
Provision for income taxes	(546)	(17)	(69)
Income (loss) on discontinued operations, net of tax	570	(886)	(16)
Cumulative Effect of Accounting Change, Net of Tax	-	503	(496)
Net Income	$ 7,831	$ 3,077	$ 4,079
Basic Earnings Per Common Share:			
Income before discontinued operations and cumulative effect of accounting change	$ 2.62	$ 1.26	$ 1.68
Income (loss) on discontinued operations, net of tax	.21	(.32)	(.01)
Cumulative effect of accounting change, net of tax	-	.18	(.18)
Net Income	$ 2.83	$ 1.12	$ 1.49
Weighted-average shares outstanding (in millions)	2,770	2,756	2,729
Diluted Earnings Per Common Share:			
Income before discontinued operations and cumulative effect of accounting change	$ 2.59	$ 1.25	$ 1.67
Income (loss) on discontinued operations, net of tax	.20	(.31)	(.01)
Cumulative effect of accounting change, net of tax	-	.18	(.18)
Net Income[1]	$ 2.79	$ 1.12	$ 1.49
Weighted-average shares outstanding (in millions)	2,831	2,832	2,789

(1) Total per share amounts may not add due to rounding.

See Notes to Consolidated Financial Statements.

consolidated balance sheets

(dollars in millions, except per share amounts)

At December 31,	2004	2003
Assets		
Current assets		
Cash and cash equivalents	$ 2,290	$ 669
Short-term investments	2,257	2,172
Accounts receivable, net of allowances of $1,670 and $2,382	9,801	9,854
Inventories	1,535	1,262
Assets of discontinued operations	-	705
Assets held for sale	950	–
Prepaid expenses and other	2,646	4,233
Total current assets	19,479	18,895
Plant, property and equipment	185,522	180,940
Less accumulated depreciation	111,398	105,638
	74,124	75,302
Investments in unconsolidated businesses	5,855	5,789
Wireless licenses	42,090	40,907
Goodwill	837	835
Other intangible assets, net	4,521	4,702
Other assets	19,052	19,538
Total assets	$ 165,958	$ 165,968
Liabilities and Shareowners' Investment		
Current liabilities		
Debt maturing within one year	$ 3,593	$ 5,967
Accounts payable and accrued liabilities	13,177	14,652
Liabilities of discontinued operations	-	76
Liabilities related to assets held for sale	525	–
Other	5,834	5,885
Total current liabilities	23,129	26,580
Long-term debt	35,674	39,413
Employee benefit obligations	17,941	16,754
Deferred income taxes	22,532	21,704
Other liabilities	4,069	3,703
Minority interest	25,053	24,348
Shareowners' investment		
Series preferred stock ($.10 par value; none issued)	-	-
Common stock ($.10 par value; 2,774,865,381 shares and 2,772,313,619 shares issued)	277	277
Contributed capital	25,404	25,363
Reinvested earnings	12,984	9,409
Accumulated other comprehensive loss	(1,053)	(1,250)
Common stock in treasury, at cost	(142)	(115)
Deferred compensation-employee stock ownership plans and other	90	(218)
Total shareowners' investment	37,560	33,466
Total liabilities and shareowners' investment	$ 165,958	$ 165,968

See Notes to Consolidated Financial Statements.

consolidated statements of cash flows

(dollars in millions)

Years Ended December 31,	2004	2003	2002
Cash Flows from Operating Activities			
Income before discontinued operations and cumulative effect of accounting change	$ 7,261	$ 3,460	$ 4,591
Adjustments to reconcile income before discontinued operations and cumulative effect of accounting change to net cash provided by operating activities:			
Depreciation and amortization expense	13,910	13,607	13,282
Sales of businesses, net	–	(141)	(2,747)
Employee retirement benefits	1,999	3,048	(500)
Deferred income taxes	1,842	826	1,706
Provision for uncollectible accounts	1,181	1,789	2,886
(Income) loss from unconsolidated businesses	(1,766)	(1,609)	4,404
Changes in current assets and liabilities, net of effects from acquisition/disposition of businesses:			
Accounts receivable	(1,617)	(938)	(952)
Inventories	(274)	(80)	473
Other assets	578	101	338
Accounts payable and accrued liabilities	(1,930)	2,657	(1,438)
Other, net	636	(253)	39
Net cash provided by operating activities	21,820	22,467	22,082
Cash Flows from Investing Activities			
Capital expenditures (including capitalized software)	(13,259)	(11,874)	(13,052)
Acquisitions, net of cash acquired, and investments	(1,196)	(1,162)	(1,088)
Proceeds from disposition of businesses	1,720	229	4,638
Proceeds from spectrum payment refund	–	–	1,740
Net change in short-term and other current investments	(100)	(120)	(216)
Other, net	2,492	691	1,187
Net cash used in investing activities	(10,343)	(12,236)	(6,791)
Cash Flows from Financing Activities			
Proceeds from long-term borrowings	514	4,653	7,820
Repayments of long-term borrowings and capital lease obligations	(5,198)	(10,759)	(8,391)
Decrease in short-term obligations, excluding current maturities	(783)	(1,330)	(11,024)
Dividends paid	(4,262)	(4,239)	(4,200)
Proceeds from sale of common stock	320	839	915
Purchase of common stock for treasury	(370)	–	–
Other, net	(77)	(123)	71
Net cash used in financing activities	(9,856)	(10,959)	(14,809)
Increase (decrease) in cash and cash equivalents	1,621	(728)	482
Cash and cash equivalents, beginning of year	669	1,397	915
Cash and cash equivalents, end of year	$ 2,290	$ 669	$ 1,397

See Notes to Consolidated Financial Statements.

consolidated statements of changes in shareowners' investment

(dollars in millions, except per share amounts, and shares in thousands)

Years Ended December 31,	2004		2003		2002	
	Shares	**Amount**	Shares	Amount	Shares	Amount
Common Stock						
Balance at beginning of year	**2,772,314**	**$ 277**	2,751,650	$ 275	2,751,650	$ 275
Shares issued						
Employee plans	**2,501**	**–**	20,664	2	–	–
Shareowner plans	**50**	**–**	–	–	–	–
Shares retired	**–**	**–**	–	–	–	–
Balance at end of year	**2,774,865**	**277**	2,772,314	277	2,751,650	275
Contributed Capital						
Balance at beginning of year		**25,363**		24,685		24,676
Shares issued-employee and shareowner plans		**2**		725		–
Tax benefit from exercise of stock options		**41**		12		46
Other		**(2)**		(59)		(37)
Balance at end of year		**25,404**		25,363		24,685
Reinvested Earnings						
Balance at beginning of year		**9,409**		10,536		10,704
Net income		**7,831**		3,077		4,079
Dividends declared ($1.54 per share)		**(4,265)**		(4,250)		(4,208)
Shares issued-employee and shareowner plans		**–**		39		(48)
Other		**9**		7		9
Balance at end of year		**12,984**		9,409		10,536
Accumulated Other Comprehensive Loss						
Balance at beginning of year		**(1,250)**		(2,110)		(1,187)
Foreign currency translation adjustment		**548**		568		220
Unrealized gains (losses) on marketable securities		**7**		1		(304)
Unrealized derivative gains (losses) on cash flow hedges		**17**		(21)		12
Minimum pension liability adjustment		**(375)**		312		(851)
Other comprehensive income (loss)		**197**		860		(923)
Balance at end of year		**(1,053)**		(1,250)		(2,110)
Treasury Stock						
Balance at beginning of year	**(4,554)**	**(115)**	(8,624)	(218)	(35,173)	(1,182)
Shares purchased	**(9,540)**	**(370)**	–	–	–	–
Shares distributed						
Employee plans	**8,881**	**343**	4,047	102	26,531	963
Shareowner plans	**–**	**–**	23	1	18	1
Balance at end of year	**(5,213)**	**(142)**	(4,554)	(115)	(8,624)	(218)
Deferred Compensation–ESOPs and Other						
Balance at beginning of year		**(218)**		(552)		(747)
Amortization		**301**		312		150
Other		**7**		22		45
Balance at end of year		**90**		(218)		(552)
Total Shareowners' Investment		**$ 37,560**		$ 33,466		$ 32,616
Comprehensive Income						
Net income		**$ 7,831**		$ 3,077		$ 4,079
Other comprehensive income (loss) per above		**197**		860		(923)
Total Comprehensive Income		**$ 8,028**		$ 3,937		$ 3,156

See Notes to Consolidated Financial Statements.

notes to consolidated financial statements

NOTE 1

DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Verizon Communications Inc. (Verizon) is one of the world's leading providers of communications services. Verizon's domestic wireline telecommunications business provides local telephone services, including broadband, in 29 states and Washington, D.C. and nationwide long-distance and other communications products and services. The domestic wireline consumer business generally provides local, broadband and long distance services to customers. Our domestic wireline business also provides a variety of services to other telecommunications carriers as well as large and small businesses. Verizon's domestic wireless business provides wireless voice and data products and services across the United States using one of the most extensive wireless networks. Information Services operates directory publishing businesses and provides electronic commerce services. Verizon's international presence includes wireline and wireless communications operations and investments, primarily in the Americas and Europe. We have four reportable segments, which we operate and manage as strategic business units: Domestic Telecom, Domestic Wireless, Information Services and International. For further information concerning our business segments, see Note 18.

Consolidation

The method of accounting applied to investments, whether consolidated, equity or cost, involves an evaluation of all significant terms of the investments that explicitly grant or suggest evidence of control or influence over the operations of the investee. The consolidated financial statements include our controlled subsidiaries. Investments in businesses which we do not control, but have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Investments in which we do not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method. Equity and cost method investments are included in Investments in Unconsolidated Businesses in our consolidated balance sheets. Certain of our cost method investments are classified as available-for-sale securities and adjusted to fair value pursuant to Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

All significant intercompany accounts and transactions have been eliminated.

We have reclassified prior year amounts to conform to the current year presentation.

Discontinued Operations, Assets Held for Sale, and Sales of Businesses and Investments

We classify as discontinued operations any component of our business that we hold for sale or dispose of that has operations and cash flows that are clearly distinguishable operationally and for financial reporting purposes from the rest of Verizon. For those components, Verizon has no significant continuing involvement after disposal and their operations and cash flows are eliminated from Verizon's ongoing operations. Sales not classified as discontinued operations are reported as either Sales of Businesses, Net, Equity in Earnings (Loss) of Unconsolidated Businesses or Income (Loss) From Other Unconsolidated Businesses in our consolidated statements of income.

Use of Estimates

We prepare our financial statements using generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Examples of significant estimates include the allowance for doubtful accounts, the recoverability of plant, property and equipment, intangible assets and other long-lived assets, valuation allowances on tax assets and pension and postretirement benefit assumptions.

Revenue Recognition

Domestic Telecom

Our Domestic Telecom segment earns revenue based upon usage of our network and facilities and contract fees. In general, fixed fees for local telephone, long distance and certain other services are billed one month in advance and recognized the following month when earned. Revenue from other products that are not fixed fee or that exceed contracted amounts is recognized when such services are provided.

We recognize equipment revenue for services, in which we bundle the equipment with maintenance and monitoring services, when the equipment is installed in accordance with contractual specifications and ready for the customer's use. The maintenance and monitoring services are recognized monthly over the term of the contract as we provide the services. Long-term contracts are accounted for using the percentage of completion method. We use the completed contract method if we cannot estimate the costs with a reasonable degree of reliability.

Customer activation fees, along with the related costs up to but not exceeding the activation fees, are deferred and amortized over the customer relationship period.

Domestic Wireless

Our Domestic Wireless segment earns revenue by providing access to and usage of our network, which includes roaming and long distance revenue. In general, access revenue is billed one month in advance and recognized when earned. Airtime and usage revenue, roaming revenue and long distance revenue are recognized when the service is rendered. Equipment sales revenue associated with the sale of wireless handsets and accessories is recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from the sale of wireless services. Customer activation fees are considered additional consideration when handsets are sold to the customers at a discount and are recorded as equipment sales revenue.

Information Services

Information Services earns revenues primarily from print and online directory publishing. Revenues from our online directory, SuperPages.com, is amortized over the term of the advertising contracts that generally last one year.

During 2002 we recognized revenues for our print directory publishing under the publication-date method. Under that method, we recorded revenues and direct expenses when the directories were published.

During 2003, we changed our method for recognizing revenues and expenses in our print directory business from the publication-date method to the amortization method. The publication-date method recognizes revenues and direct expenses when directories are published. Under the amortization method, revenues and direct expenses, primarily printing and distribution costs, are recognized over the life of the directory, which is usually 12 months. This accounting change affected the timing of the recognition of revenues and expenses. As required by GAAP, the directory accounting change was recorded effective January 1, 2003, and included a cumulative effect of the accounting change (see Note 2).

International

The consolidated wireline and wireless businesses that comprise our International segment recognize revenue in a similar manner as our other segments. In addition, this segment holds several investments that are either accounted for under the equity or cost method of accounting. For additional detail on our accounting policy related to these investments, see "Consolidation" above.

Maintenance and Repairs

We charge the cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial betterments, principally to Cost of Services and Sales as these costs are incurred.

Earnings Per Common Share

Basic earnings per common share are based on the weighted-average number of shares outstanding during the year. Diluted earnings per common share include the dilutive effect of shares issuable under our stock-based compensation plans, an exchangeable equity interest (see Note 10), and the zero-coupon convertible notes (see Note 12), which represent the only potentially dilutive common shares.

For all periods presented, we have adopted the provisions of the Emerging Issues Task Force (EITF) Issue No. 04-08, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share," which requires the inclusion of Verizon's zero-coupon convertible notes, which are convertible into Verizon common stock under specified circumstances, in current and prior periods' diluted earnings per common share calculations.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents, except cash equivalents held as short-term investments. Cash equivalents are stated at cost, which approximates market value.

Short-Term Investments

Our short-term investments consist primarily of cash equivalents held in trust to pay for certain employee benefits. Short-term investments are stated at cost, which approximates market value.

Marketable Securities

We continually evaluate our investments in marketable securities for impairment due to declines in market value considered to be other than temporary. That evaluation includes, in addition to persistent, declining stock prices, general economic and company-specific evaluations. In the event of a determination that a decline in market value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established. These investments are included in the accompanying consolidated balance sheets in Investments in Unconsolidated Businesses or Other Assets.

Inventories

We include in inventory new and reusable supplies and network equipment of our telephone operations, which are stated principally at average original cost, except that specific costs are used in the case of large individual items. Inventories of our other subsidiaries are stated at the lower of cost (determined principally on either an average cost or first-in, first-out basis) or market.

Plant and Depreciation

We record plant, property and equipment at cost. Our telephone operations' depreciation expense is principally based on the composite group remaining life method and straight-line composite rates. This method provides for the recognition of the cost of the remaining net investment in telephone plant, less anticipated net salvage value, over the remaining asset lives. This method requires the periodic revision of depreciation rates.

The asset lives used by our telephone operations are presented in the following table:

Average Lives (in years)	
Buildings	25-42
Central office equipment	5-12
Outside communications plant	
Copper cable	15-19
Fiber cable	20
Poles and conduit	30-50
Furniture, vehicles and other	3-15

When we replace or retire depreciable plant used in our wireline network, we deduct the carrying amount of such plant from the respective accounts and charge it to accumulated depreciation (see Note 2 for additional information on the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations").

Plant, property and equipment of our other subsidiaries is generally depreciated on a straight-line basis over the following estimated useful lives: buildings, 8 to 42 years; wireless plant equipment, 3 to 15 years; and other equipment, 1 to 40 years.

When the depreciable assets of our other subsidiaries are retired or otherwise disposed of, the related cost and accumulated depreciation are deducted from the plant accounts, and any gains or losses on disposition are recognized in income.

We capitalize network software purchased or developed in connection with related plant assets. We also capitalize interest associated with the acquisition or construction of plant assets. Capitalized interest is reported as a cost of plant and a reduction in interest cost.

In connection with our ongoing review of the estimated remaining useful lives of plant, property and equipment and associated depreciation rates, we determined that, effective January 1, 2005, the remaining useful lives of three categories of telephone assets would be shortened by 1 to 2 years. These changes in asset lives were based on Verizon's plans, and progress to date on those plans, to deploy fiber optic cable to homes, replacing copper cable. While the timing and extent of current deployment plans are subject to modification, Verizon management believes that current estimates of reductions in impacted asset lives is reasonable and subject to ongoing analysis as deployment of fiber optic lines continues. The asset categories impacted and useful life changes are as follows:

Average Lives (in years)	From	To
Central office equipment		
Digital switches	12	11
Circuit equipment	9	8
Outside plant		
Copper cable	15-19	15-17

Computer Software Costs
We capitalize the cost of internal-use network and non-network software which has a useful life in excess of one year in accordance with Statement of Position (SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Subsequent additions, modifications or upgrades to internal-use network and non-network software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Also, we capitalize interest associated with the development of non-network internal-use software. Capitalized non-network internal-use software costs are amortized using the straight-line method over a period of 3 to 7 years and are included in Other Intangible Assets, Net in our consolidated balance sheets. For a discussion of our impairment policy for capitalized software costs under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," see "Goodwill and Other Intangibles" below. Also, see Note 8 for additional detail of non-network internal-use software reflected in our consolidated balance sheets.

Goodwill and Other Intangible Assets
Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." As required under SFAS No. 142, we do not amortize goodwill (including goodwill recorded on our equity method investments), acquired workforce intangible assets and wireless licenses, which we have determined have an indefinite life (see Note 2 for additional information on the impact of adopting SFAS No. 142).

Goodwill
Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Impairment testing for goodwill is performed at least annually unless indicators of impairment exist. The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level. Reporting units may be operating segments or one level below an operating segment, referred to as a component. Businesses for which discrete financial information is available are generally considered to be components of an operating segment. Components that are economically similar and managed by the same segment management group are aggregated and considered a reporting unit under SFAS No. 142. Step one compares the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit's goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit's assets and liabilities, including identifiable intangible assets). If the carrying value of goodwill exceeds its implied fair value, the excess is required to be recorded as an impairment.

Intangible Assets Not Subject to Amortization
A significant portion of our intangible assets are Domestic Wireless licenses, including licenses associated with equity method investments, that provide our wireless operations with the exclusive right to utilize designated radio frequency spectrum to provide cellular communication services. While licenses are issued for only a fixed time, generally ten years, such licenses are subject to renewal by the Federal Communications Commission (FCC). Renewals of licenses have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. As a result, we treat the wireless licenses as an indefinite-lived intangible asset under the provisions of SFAS No. 142. We reevaluate the useful life determination for wireless licenses each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

We have tested our Domestic Wireless licenses for impairment at least annually unless indicators of impairment exist. In performing these tests, we have used a residual method, which determined the fair value of the wireless business by estimating future cash flows of the wireless operations. The fair value of aggregate wireless licenses was determined by subtracting from the fair value of the wireless business the fair value of all of the other net tangible and intangible (primarily recognized and unrecognized customer relationship intangible assets) assets of our wireless operations. We determined the fair value of our customer relationship intangible assets based on our average customer acquisition costs. In addition, our calculation of the fair value of the wireless business was then subjected to a reasonableness analysis using public information of comparable wireless carriers. If the fair value of the aggregated wireless licenses as determined above was less than the aggregated carrying amount of the licenses, an impairment would have been recognized. Effective January 1, 2005, we are required to evaluate our Domestic Wireless licenses for impairment using a direct value method (see "Recent Accounting Pronouncements" – "Impairment Testing of Domestic Wireless Licenses" below for additional information).

Intangible Assets Subject to Amortization
Our intangible assets that do not have indefinite lives (primarily customer lists and non-network internal-use software) are amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, which only requires testing whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indicators were present, we would test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), we would perform the next step which is to determine the fair value of the asset and record an impairment, if any. We reevaluate the useful life determination for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful life.

For information related to the carrying amount of goodwill by segment as well as the major components and average useful lives of our other acquired intangible assets, see Note 8.

Sale of Stock By Subsidiary
We recognize in consolidation changes in our ownership percentage in a subsidiary caused by issuances of the subsidiary's stock as adjustments to Contributed Capital.

Income Taxes
Verizon and its domestic subsidiaries file a consolidated federal income tax return.

Our telephone operations use the deferral method of accounting for investment tax credits earned prior to the repeal of investment tax credits by the Tax Reform Act of 1986. We also defer certain transitional credits earned after the repeal. We amortize these credits over the estimated service lives of the related assets as a reduction to the Provision for Income Taxes.

Stock-Based Compensation
Prior to 2003, we accounted for stock-based employee compensation under Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and followed the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123, using the prospective method (as permitted under SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure") to all new awards granted, modified or settled after January 1, 2003. Under the prospective method, employee compensation expense in the first year will be recognized for new awards granted, modified, or settled. The options generally vest over a term of three years, therefore the expenses related to stock-based employee compensation included in the determination of net income for 2004 and 2003 are less than what would have been recorded if the fair value method was also applied to previously issued awards (see Note 2 for additional information on the impact of adopting SFAS No. 123).

Foreign Currency Translation
The functional currency for all of our foreign operations is the local currency. For these foreign entities, we translate income statement amounts at average exchange rates for the period, and we translate assets and liabilities at end-of-period exchange rates. We record these translation adjustments in Accumulated Other Comprehensive Loss, a separate component of Shareowners' Investment, in our consolidated balance sheets. We report exchange gains and losses on intercompany foreign currency transactions of a long-term nature in Accumulated Other Comprehensive Loss. Other exchange gains and losses are reported in income.

Employee Benefit Plans
Pension and postretirement health care and life insurance benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

Derivative Instruments
We have entered into derivative transactions to manage our exposure to fluctuations in foreign currency exchange rates, interest rates and equity prices. We employ risk management strategies using a variety of derivatives including foreign currency forwards, equity options, interest rate swap agreements, interest rate locks and basis swap agreements. We do not hold derivatives for trading purposes.

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and related amendments and interpretations, we measure all derivatives, including derivatives embedded in other financial instruments, at fair value and recognize them as either assets or liabilities on our consolidated balance sheets. Changes in the fair values of derivative instruments not qualifying as hedges or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss), and recognized in earnings when the hedged item is recognized in earnings.

Recent Accounting Pronouncements
Stock-Based Compensation
In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), "Share-Based Payment," which revises SFAS No. 123. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense based on their fair value. Effective January 1, 2003, Verizon adopted the fair value recognition provisions of SFAS No. 123. We plan to adopt SFAS No. 123(R) effective July 1, 2005, using the modified prospective method and do not expect any impact on our results of operations or financial position.

Impairment Testing of Domestic Wireless Licenses
On September 29, 2004, the staff of the Securities and Exchange Commission (SEC) issued a Staff Announcement, "Use of the Residual Method to Value Acquired Assets Other Than Goodwill." The Staff Announcement requires SEC registrants to adopt a direct value method of assigning value to intangible assets acquired in a business combination under SFAS No. 141, "Business Combinations," effective for all acquisitions completed after September 29, 2004. Further, all intangible assets valued under the residual method prior to this adoption are required to be tested for impairment using a direct value method no later than the beginning of 2005. Any impairment of intangible assets recognized upon application of a direct value method by entities previously applying the residual method should be reported as a cumulative effect of a change in accounting principle. Under this Staff Announcement, the reclassification of recorded balances between goodwill and intangible assets prior to the adoption of this Staff Announcement is prohibited. The valuation and analyses prepared in connection with the adoption of a direct value method effective January 1, 2005 resulted in no adjustment to the carrying value of Verizon's wireless licenses, and accordingly, had no effect on our results of operations and financial position.

NOTE 2

ACCOUNTING CHANGE

Directory Accounting

As discussed in Note 1, effective January 1, 2003, we changed our method for recognizing revenues and expenses in our directory business from the publication-date method to the amortization method. The cumulative effect of this accounting change resulted in a charge of $2,697 million ($1,647 million after-tax), recorded as of January 1, 2003.

The following table presents our 2002 results of operations for comparison, assuming we had applied the amortization method in 2002:

(dollars in millions, except per share amounts)	Year Ended December 31, 2002	
	Before Directory Accounting Change	After Directory Accounting Change
Operating revenues	$ 67,056	$ 66,978
Operating expenses	52,179	52,156
Income before discontinued operations and cumulative effect of accounting change	4,591	4,554
Per common share – diluted	1.67	1.66
Income before cumulative effect of accounting change	4,575	4,538
Per common share – diluted	1.66	1.65
Net income	4,079	4,042
Per common share – diluted	1.49	1.47

Stock – Based Compensation

As discussed in Note 1, we adopted the fair value recognition provisions of SFAS No. 123 using the prospective method as permitted under SFAS No. 148. The following table illustrates the effect on reported net income and earnings per share if the fair value method had been applied to all outstanding and unvested options in each period.

(dollars in millions, except per share amounts) Years Ended December 31,	**2004**	2003	2002
Net Income, As Reported	**$ 7,831**	$ 3,077	$ 4,079
Add: Stock option-related employee compensation expense included in reported net income, net of related tax effects	**53**	44	–
Deduct: Total stock option-related employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(124)**	(215)	(467)
Pro Forma Net Income	**$ 7,760**	$ 2,906	$ 3,612
Earnings Per Share			
Basic – as reported	**$ 2.83**	$ 1.12	$ 1.49
Basic – pro forma	**2.80**	1.05	1.32
Diluted – as reported	**2.79**	1.12	1.49
Diluted – pro forma	**2.77**	1.06	1.32

After-tax compensation expense for other stock-based compensation included in net income as reported for the years ended December 31, 2004, 2003 and 2002 was $254 million, $80 million and $15 million, respectively.

For additional information on assumptions used to determine the pro forma amounts as well as other information related to our stock-based compensation plans, see Note 15.

Asset Retirement Obligations

We adopted the provisions of SFAS No. 143 on January 1, 2003. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset. We determined that Verizon does not have a material legal obligation to remove long-lived assets as described by this statement. However, prior to the adoption of SFAS No. 143, we included estimated removal costs in our group depreciation models. Consequently, in connection with the initial adoption of SFAS No. 143 we reversed accrued costs of removal in excess of salvage from our accumulated depreciation accounts for these assets. The adjustment was recorded as a cumulative effect of an accounting change, resulting in the recognition of a gain of $3,499 million ($2,150 million after-tax).

Goodwill and Other Intangible Assets

The initial impact of adopting SFAS No. 142 on our consolidated financial statements was recorded as a cumulative effect of an accounting change as of January 1, 2002, resulting in a charge of $496 million, net of tax. This charge was comprised of $204 million ($203 million after-tax) for goodwill and $294 million ($293 million after-tax) for wireless licenses and goodwill of equity method investments and for other intangible assets.

NOTE 3

DISCONTINUED OPERATIONS AND SALES OF BUSINESSES, NET

Discontinued Operations

Verizon Information Services Canada

During 2004, we announced our decision to sell Verizon Information Services Canada Inc. to an affiliate of Bain Capital, a global private investment firm, for $1,540 million (Cdn. $1,985 million). The sale closed during the fourth quarter of 2004 and resulted in a gain of $1,017 million ($516 million after-tax). In accordance with SFAS No. 144, we have classified the results of operations of Verizon Information Services Canada as discontinued operations in the consolidated statements of income in all years. In addition, the assets and liabilities of Verizon Information Services Canada are summarized and disclosed as current assets and current liabilities in the December 31, 2003 consolidated balance sheet.

Additional detail related to those assets and liabilities is as follows:

(dollars in millions) At December 31,	2003
Current assets	$ 103
Plant, property and equipment, net	14
Other non-current assets	588
Total assets	$ 705
Current liabilities	$ 66
Other non-current liabilities	10
Total liabilities	$ 76

Summarized results of operations for Verizon Information Services Canada are as follows:

Years Ended December 31,	2004	2003	2002
		(dollars in millions)	
Income from operations of Verizon Information Services Canada before income taxes	$ 99	$ 88	$ 127
Gain on sale of investment	1,017	–	–
Income tax provision	(546)	(39)	(57)
Income on discontinued operations, net of tax	$ 570	$ 49	$ 70

Included in income from operations of Verizon Information Services Canada before income taxes in the preceding table are operating revenues of Verizon Information Services Canada prior to its sale in the fourth quarter of 2004 of $280 million, $284 million and $248 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Iusacell

Discontinued operations also include the results of operations of Grupo Iusacell, S.A. de C.V. (Iusacell) prior to the sale of Iusacell in July 2003. In connection with the decision to sell our interest in Iusacell and a comparison of expected sale proceeds, less cost to sell, to the net book value of our investment in Iusacell (including the foreign currency translation balance), we recorded a pretax loss of $957 million ($931 million after-tax) in the second quarter of 2003. This loss included $317 million of goodwill.

Summarized results of operations for Iusacell, which was part of our International segment, follows:

Years Ended December 31,	2003	2002
		(dollars in millions)
Loss from operations of Iusacell before income taxes	$ –	$ (74)
Investment loss	(957)	–
Income tax benefit (provision)	22	(12)
Loss on discontinued operations, net of tax	$ (935)	$ (86)

Included in income (loss) from operations of Iusacell before income taxes in the preceding table are operating revenues of $181 million and $540 million for the years ended December 31, 2003 and 2002, respectively.

Sales of Businesses, Net

Wireline Property Sales

During 2002, we completed the sales of all 675,000 of our switched access lines in Alabama and Missouri to CenturyTel Inc. and 600,000 of our switched access lines in Kentucky to ALLTEL Corporation for $4,059 million in cash proceeds ($191 million of which was received in 2001). We recorded a pretax gain of $2,527 million ($1,550 million after-tax). The operating revenues and operating expenses of the access lines sold were $623 million and $241 million, respectively, in 2002.

Other Transactions

In 2003, we recorded a net pretax gain of $141 million ($88 million after-tax) primarily related to the sale of our European directory publication operations in Austria, the Czech Republic, Gibraltar, Hungary, Poland and Slovakia.

During 2002, we recorded a net pretax gain of $220 million ($116 million after-tax), primarily resulting from a pretax gain on the sale of TSI Telecommunication Services Inc. of $466 million ($275 million after-tax), partially offset by an impairment charge in connection with our exit from the video business and other charges of $246 million ($159 million after-tax).

NOTE 4

ASSETS HELD FOR SALE

During 2004, we announced an agreement with an affiliate of The Carlyle Group to sell our wireline-related businesses in Hawaii, including Verizon Hawaii Inc. which operates 707,000 switched access lines, as well as the services and assets of Verizon Long Distance, Verizon Online and Verizon Information Services in Hawaii, for $1,650 million in cash, less debt. The closing of the transaction, expected in early 2005, is contingent on approval from the Hawaii Public Utilities Commission. The FCC and the U.S. Department of Justice have provided the necessary approvals. As a result of this agreement, we have separately classified the assets held for sale and related liabilities in the December 31, 2004 consolidated balance sheet. Additional detail related to the assets held for sale, and related liabilities, follows:

(dollars in millions)	At December 31, 2004
Current assets	$ 109
Plant, property and equipment, net	820
Other non-current assets	21
Total assets	$ 950
Debt maturing within one year	$ 125
Other current liabilities	48
Long-term debt	302
Other non-current liabilities	50
Total liabilities	$ 525

NOTE 5

OTHER STRATEGIC ACTIONS AND COMPLETION OF MERGER

Severance, Pension and Benefit Charges

During 2004, we recorded pretax pension settlement losses of $815 million ($499 million after-tax) related to employees that received lump-sum distributions during 2004 in connection with the voluntary separation plan under which more than 21,000 employees accepted the separation offer in the fourth quarter of 2003. These charges were recorded in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" which requires that settlement losses be recorded once prescribed payment thresholds have been reached.

Total pension, benefit and other costs related to severance activities were $5,524 million ($3,399 million after-tax) in 2003, primarily in connection with the voluntary separation of more than 25,000 employees, as follows:

- In connection with the voluntary separation of more than 21,000 employees during the fourth quarter of 2003, we recorded a pretax charge of $4,695 million ($2,882 million after-tax). This pretax charge included $2,716 million recorded in accordance with SFAS No. 88 and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" for pension and postretirement benefit enhancements and a net curtailment gain for a significant reduction of the expected years of future service resulting from early retirements. In addition, we recorded a pretax charge of $76 million for pension settlement losses related to lump-sum settlements of some existing pension obligations. The fourth quarter pretax charge also included severance costs of $1,720 million and costs related to other severance-related activities of $183 million.

- We also recorded a special charge in 2003 of $235 million ($150 million after-tax) primarily associated with employee severance costs and severance-related activities in connection with the voluntary separation of approximately 4,000 employees. In addition, we recorded pretax pension settlement losses of $131 million ($81 million after-tax) in 2003 related to employees that received lump-sum distributions during the year in connection with previously announced employee separations.
- Further, in 2003 we recorded a special charge of $463 million ($286 million after-tax) in connection with enhanced pension benefits granted to employees retiring in the first half of 2003, estimated costs associated with the July 10, 2003 Verizon New York arbitration ruling and pension settlement losses related to lump-sum pay-outs in 2003. On July 10, 2003, an arbitrator ruled that Verizon New York's termination of 2,300 employees in 2002 was not permitted under a union contract; similar cases were pending impacting an additional 1,100 employees. Verizon offered to reinstate all 3,400 impacted employees, and accordingly, recorded a charge in the second quarter of 2003 representing estimated payments to employees and other related company-paid costs.

Total pension, benefit and other costs related to severances were $2,010 million ($1,264 million after taxes and minority interest) in 2002, primarily in connection with the separation of approximately 8,000 employees and pension and other postretirement benefit charges associated with 2002 and 2001 severance activity, as follows:

- In 2002, we recorded a pretax charge of $981 million ($604 million after taxes and minority interest) primarily associated with pension and benefit costs related to severances in 2002 and 2001. This pretax charge included $910 million recorded in accordance with SFAS No. 88 and SFAS No. 106 for curtailment losses related to a significant reduction of the expected years of future service resulting from early retirements once the prescribed threshold was reached, pension settlement losses related to lump-sum settlements of some existing pension obligations and pension and postretirement benefit enhancements. The 2002 charge also included severance costs of $71 million.
- We also recorded a pretax charge in 2002 of $295 million ($185 million after-tax) related to settlement losses incurred in connection with previously announced employee separations.
- In addition, we recorded a charge of $734 million ($475 million after taxes and minority interest) in 2002 primarily associated with employee severance costs and severance-related activities in connection with the voluntary and involuntary separation of approximately 8,000 employees.

Other Charges and Special Items

In 2004, we recorded an expense credit of $204 million ($123 million after-tax) resulting from the favorable resolution of pre-bankruptcy amounts due from MCI, Inc. Previously reached settlement agreements became fully effective when MCI emerged from bankruptcy proceedings in the second quarter of 2004.

Also during 2004, we recorded a charge of $113 million ($87 million after-tax) related to operating asset losses pertaining to our international long distance and data network. In addition, we recorded pretax charges of $55 million ($34 million after-tax) in connection with the early retirement of debt.

During 2003, we recorded other special pretax charges of $557 million ($419 million after-tax). These charges included $240 million ($156 million after-tax) primarily in connection with environmental remediation efforts relating to several discontinued businesses, including a former facility that processed nuclear fuel rods in Hicksville, New York (see Note 23) and a pretax impairment charge of $184 million ($184 million after-tax) pertaining to our leasing operations for airplanes leased to airlines experiencing financial difficulties and for power generating facilities. These 2003 charges also include pretax charges of $61 million ($38 million after-tax) related to the early retirement of debt and other pretax charges of $72 million ($41 million after-tax).

During 2002, we recorded pretax charges of $626 million ($469 million after-tax). These charges related to losses in connection with our financial statement exposure to MCI due to its July 2002 bankruptcy of $300 million ($183 million after-tax), an impairment charge of $117 million ($136 million after-tax) pertaining to our leasing operations for airplanes leased to airlines experiencing financial difficulties and other charges of $209 million ($150 million after-tax). In addition, we recorded a charge of $175 million ($114 million after-tax) related to a settlement of a litigation matter that arose from our decision to terminate an agreement with NorthPoint Communications Group, Inc. to combine the two companies' digital subscriber line businesses.

Merger Transition Costs

We announced at the time of the Bell Atlantic–GTE merger in 2000 that we expected to incur a total of approximately $2 billion of transition costs related to the merger and the formation of the wireless joint venture. These costs were incurred to establish the Verizon brand, integrate systems, consolidate real estate and relocate employees. Transition activities were complete at December 31, 2002 and totaled $2,243 million. For 2002, transition costs were $510 million ($288 million after taxes and minority interest).

NOTE 6

MARKETABLE SECURITIES AND OTHER INVESTMENTS

We have investments in marketable securities which are considered "available-for-sale" under SFAS No. 115. These investments have been included in our consolidated balance sheets in Investments in Unconsolidated Businesses and Other Assets.

Under SFAS No. 115, available-for-sale securities are required to be carried at their fair value, with unrealized gains and losses (net of income taxes) that are considered temporary in nature recorded in Accumulated Other Comprehensive Loss. The fair values of our investments in marketable securities are determined based on market quotations. We continually evaluate our investments in marketable securities for impairment due to declines in market value considered to be other than temporary. That evaluation includes, in addition to persistent, declining stock prices, general economic and company-specific evaluations. In the event of a determination that a decline in market value is other than temporary, a charge to earnings is recorded in Income (Loss) From Other Unconsolidated

Businesses in the consolidated statements of income for all or a portion of the unrealized loss, and a new cost basis in the investment is established. As of December 31, 2004, no impairments were determined to exist.

The following table shows certain summarized information related to our investments in marketable securities:

(dollars in millions)

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2004				
Investments in unconsolidated businesses	**$ 184**	**$ 7**	**$ (4)**	**$ 187**
Other assets	**149**	**40**	**–**	**189**
	$ 333	**$ 47**	**$ (4)**	**$ 376**
At December 31, 2003				
Investments in unconsolidated businesses	$ 160	$ –	$ (10)	$ 150
Other assets	194	41	–	235
	$ 354	$ 41	$ (10)	$ 385

Our investments in marketable securities are primarily bonds and mutual funds.

During 2004, we sold all of our investment in Iowa Telecom preferred stock, which resulted in a pretax gain of $43 million ($43 million after-tax) included in Income (Loss) From Other Unconsolidated Businesses in the consolidated statements of income. The preferred stock was received in 2000 in connection with the sale of access lines in Iowa.

During 2002, we recognized a net loss of $347 million ($230 million after-tax) primarily related to the market value of our investment in Cable & Wireless plc (C&W) and losses totaling $231 million ($231 million after-tax) relating to several other investments in marketable securities. We determined that market value declines in these investments during 2002 were considered other than temporary.

During 2002, we sold nearly all of our investment in Telecom Corporation of New Zealand Limited (TCNZ) for net cash proceeds of $769 million, which resulted in a pretax gain of $383 million ($229 million after-tax).

During 2002, we also recorded a pretax loss of $516 million ($436 million after-tax) to market value due primarily to the other than temporary decline in the market value of our investment in Metromedia Fiber Network, Inc. (MFN). We wrote off our remaining investment and other financial statement exposure related to MFN primarily as a result of its deteriorating financial condition and related defaults.

Certain other investments in securities that we hold are not adjusted to market values because those values are not readily determinable and/or the securities are not marketable. We have, however, adjusted the carrying values of these securities in situations where we believe declines in value below cost were other than temporary. During 2002, we recognized a pretax loss of $2,898 million ($2,735 million after-tax) primarily in Income (Loss) From Other Unconsolidated Businesses in the consolidated statements of income relating to our investment in Genuity Inc. (Genuity). This loss included a write-down of our investments and loans of $2,624 million ($2,560 million after-tax). We also recorded a pretax charge of $274 million ($175 million after-tax) related to the remaining financial exposure to our assets, including receivables, as a result of Genuity's bankruptcy. During 2003, we recorded a net pretax gain of $176 million as a result of a payment received in connection with the liquidation of Genuity. In connection with this payment, Verizon recorded a contribution of $150 million to Verizon Foundation to fund its charitable activities and increase its self-sufficiency. Consequently, we recorded a net gain of $17 million after taxes related to this transaction and the accrual of the Verizon Foundation contribution. The carrying values for investments not adjusted to market value were $52 million at December 31, 2004 and $24 million at December 31, 2003.

As a result of the capital gain realized in 2004 in connection with the sale of Verizon Information Services Canada, we recorded tax benefits of $234 million in the fourth quarter of 2004 pertaining to prior year investment impairments. The investment impairments primarily related to debt and equity investments in CTI Holdings, S.A. (CTI), C&W and NTL Incorporated. In addition, as a result of capital gains and other income from access line sales and investment sales in 2002, as well as assessments and transactions related to several of the impaired investments during the third and fourth quarters of 2002, we recorded tax benefits of $2,104 million in 2002 pertaining to current and prior year investment impairments. The investment impairments primarily related to debt and equity investments in MFN and in Genuity.

NOTE 7

PLANT, PROPERTY AND EQUIPMENT

The following table displays the details of plant, property and equipment, which is stated at cost:

(dollars in millions)

At December 31,	2004	2003
Land	**$ 772**	$ 812
Buildings and equipment	**16,159**	15,677
Network equipment	**145,955**	142,296
Furniture, office and data processing equipment	**16,136**	16,334
Work in progress	**1,649**	1,129
Leasehold improvements	**1,948**	1,566
Other	**2,903**	3,126
	185,522	180,940
Accumulated depreciation	**(111,398)**	(105,638)
Total	**$ 74,124**	$ 75,302

NOTE 8

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Changes in the carrying amount of goodwill are as follows:

(dollars in millions)

	Domestic Telecom	Information Services	International	Total
Balance at December 31, 2002	$ 314	$ 112	$ 446	$ 872
Goodwill reclassifications and other	–	(35)	(2)	(37)
Balance at December 31, 2003	314	77	444	835
Goodwill reclassifications and other	1	–	1	2
Balance at December 31, 2004	**$ 315**	**$ 77**	**$ 445**	**$ 837**

Other Intangible Assets

(dollars in millions)

	At December 31, 2004		At December 31, 2003	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Customer lists (4 to 7 years)	**$ 3,444**	**$ 2,832**	$ 3,441	$ 2,362
Non-network internal-use software (3 to 7 years)	**6,866**	**2,997**	5,777	2,196
Other (1 to 8 years)	**62**	**22**	59	17
Total	**$ 10,372**	**$ 5,851**	$ 9,277	$ 4,575
Unamortized intangible assets:				
Wireless licenses	**$ 42,090**		$ 40,907	

Intangible asset amortization expense was $1,402 million, $1,397 million and $1,150 million for the years ended December 31, 2004, 2003 and 2002, respectively. It is estimated to be $1,338 million in 2005, $919 million in 2006, $624 million in 2007, $476 million in 2008 and $332 million in 2009, primarily related to customer lists and non-network internal-use software.

NOTE 9

INVESTMENTS IN UNCONSOLIDATED BUSINESSES

Our investments in unconsolidated businesses are comprised of the following:

(dollars in millions)

At December 31,	2004 Ownership	2004 Investment	2003 Ownership	2003 Investment
Equity Investees				
CANTV	**28.5%**	**$ 199**	28.5%	$ 219
Vodafone Omnitel	**23.1**	**4,642**	23.1	3,639
TELUS	**–**	**–**	20.9	574
Other	**Various**	**876**	Various	1,183
Total equity investees		**5,717**		5,615
Cost Investees	**Various**	**138**	Various	174
Total investments in unconsolidated businesses		**$ 5,855**		$ 5,789

Dividends received from investees amounted to $162 million in 2004, $198 million in 2003 and $182 million in 2002, respectively.

Equity Investees

CANTV

Compañia Anónima Nacional Teléfonos de Venezuela (CANTV) is Venezuela's largest full-service telecommunications provider. CANTV offers local services, national and international long distance, Internet access and wireless services in Venezuela as well as public telephone, private network, data transmission, directory and other value-added services.

During 2002, we recorded a pretax loss of $1,400 million ($1,400 million after-tax) due to the other than temporary decline in the market value of our investment in CANTV. As a result of the political and economic instability in Venezuela, including the devaluation of the Venezuelan bolivar, and the related impact on CANTV's future economic prospects, we no longer expected that the future undiscounted cash flows applicable to CANTV were sufficient to recover our investment. Accordingly, we wrote our investment down to market value as of March 31, 2002.

Vodafone Omnitel

Vodafone Omnitel N.V. (Vodafone Omnitel) is an Italian digital cellular telecommunications company. It is the second largest wireless provider in Italy. At December 31, 2004 and 2003, our investment in Vodafone Omnitel included goodwill of $1,072 million and $996 million, respectively.

TELUS

TELUS Corporation (TELUS) is a full-service telecommunications provider and provides subscribers with a full range of telecommunications products and services including data, voice and wireless services across Canada.

During the fourth quarter of 2004, we recorded a pretax gain of $787 million ($565 million after-tax) on the sale of our 20.5% interest in TELUS in an underwritten public offering in the U.S. and Canada. In connection with this sale transaction, Verizon recorded a contribution of $100 million to Verizon Foundation to fund its charitable activities and increase its self-sufficiency. Consequently, we recorded a net gain of $500 million after taxes related to this transaction and the accrual of the Verizon Foundation contribution.

In 2002, we recorded a pretax loss of $580 million ($430 million after-tax) to the market value of our investment in TELUS. We determined that the market value decline in this investment was considered other than temporary.

Other Equity Investees

Verizon has limited partnership investments in entities that invest in affordable housing projects, for which Verizon provides funding as a limited partner and receives tax deductions and tax credits based on its partnership interests. At December 31, 2004 and 2003, Verizon had equity investments in these partnerships of $755 million and $863 million, respectively. Verizon currently adjusts the carrying value of these investments for any losses incurred by the limited partnerships through earnings.

CTI provides wireless services in Argentina. During 2002, we recorded a pretax loss of $230 million ($190 million after-tax) to fair value due to the other than temporary decline in the fair value of our remaining investment in CTI as a result of the impact of the deterioration of the Argentinean economy and the devaluation of the Argentinean peso on CTI's financial position. As a result of this 2002 charge, our financial exposure related to our equity investment in CTI was eliminated as of year-end 2002. On March 28, 2002, Verizon transferred 5.5 million of its shares in CTI to an indirectly wholly owned subsidiary of Verizon and subsequently transferred ownership of that subsidiary to a newly created trust for CTI employees. This decreased Verizon's ownership percentage in CTI from 65% to 48%. We also reduced our representation on CTI's board of directors from five of nine members to four of nine (subsequently reduced to one of five members). As a result of these actions that surrender control of CTI, we changed our method of accounting for this investment from consolidation to the equity method. On June 3, 2002, as a result of an option exercised by Telfone (BVI) Limited (Telfone), a CTI shareholder, Verizon acquired approximately 5.3 million additional CTI shares. Also on June 3, 2002, we transferred ownership of a wholly owned subsidiary of Verizon that held 5.4 million CTI shares to a second independent trust leaving us with an approximately 48% non-controlling interest in CTI. Since we had no other future commitments or plans to fund CTI's operations and had written our investment down to zero, in accordance with the accounting rules for equity method investments, we ceased recording operating income or losses related to CTI's operations beginning in 2002. On October 16, 2003, we sold our entire remaining interest in CTI.

During 2003, we recorded a pretax gain of $348 million on the sale of our interest in Eurotel Praha, spol. s r.o. In connection with this sale transaction, Verizon recorded a contribution of $150 million to Verizon Foundation to fund its charitable activities and increase its self-sufficiency. Consequently, we recorded a net gain of $27 million after taxes related to this transaction and the accrual of the Verizon Foundation contribution.

The remaining investments include wireless partnerships in the U.S., publishing joint ventures and several other domestic and international investments.

Cost Investees

Some of our cost investments are carried at their current market value. Other cost investments are carried at their original cost, except in cases where we have determined that a decline in the estimated market value of an investment is other than temporary as described in Note 6.

Genuity

Prior to the merger of Bell Atlantic and GTE in 2000, we owned and consolidated Genuity, which was deconsolidated in June 2000 as a condition of the merger in connection with an initial public offering. Our remaining ownership interest in Genuity contained a contingent conversion feature that gave us the option to regain control of Genuity and was dependent on obtaining approvals to provide long distance service in the former Bell Atlantic region and satisfaction of other regulatory and legal requirements. On July 24, 2002, we converted all but one of our shares of Class B common stock of Genuity into shares of Class A common stock of Genuity and relinquished our right to convert our current ownership into a controlling interest in Genuity. On December 18, 2002, we sold all of our Class A common stock of Genuity. (See Note 6 for additional information.)

Other Cost Investees

TCNZ is the principal provider of telecommunications services in New Zealand. During 2002, we sold nearly all of our investment in TCNZ (see Note 6 for additional information). As of December 31, 2003, we held an insignificant interest in TCNZ, which was sold in 2004.

Other cost investments include a variety of domestic and international investments primarily involved in providing telecommunication services.

Summarized Financial Information

Summarized financial information for our equity investees is as follows:

Balance Sheet

(dollars in millions)		
At December 31,	**2004**	2003
Current assets	**$ 12,192**	$ 9,527
Noncurrent assets	**10,751**	23,804
Total assets	**$ 22,943**	$ 33,331
Current liabilities	**$ 4,283**	$ 5,377
Noncurrent liabilities	**1,012**	8,044
Equity	**17,648**	19,910
Total liabilities and equity	**$ 22,943**	$ 33,331

Income Statement

(dollars in millions)			
Years Ended December 31,	**2004**	2003	2002
Revenue	**$ 17,640**	$ 15,364	$ 12,740
Operating income	**5,217**	4,918	2,799
Net income	**3,579**	4,172	1,628

NOTE 10

MINORITY INTEREST

Minority interests in equity of subsidiaries were as follows:

At December 31,	2004	(dollars in millions) 2003
Minority interests in consolidated subsidiaries*:		
Wireless joint venture (55%)	**$ 23,034**	$ 22,383
Cellular partnerships and other (various)	**1,584**	1,549
TELPRI (52%)	**335**	316
Preferred securities issued by subsidiaries	**100**	100
	$ 25,053	$ 24,348

*Indicated ownership percentages are Verizon's consolidated interests.

Wireless Joint Venture

The wireless joint venture was formed in April 2000 in connection with the combination of the U.S. wireless operations and interests of Verizon and Vodafone Group Plc (Vodafone). The wireless joint venture operates as Verizon Wireless. Verizon owns a controlling 55% interest in Verizon Wireless and Vodafone owns the remaining 45%.

Under the terms of an investment agreement, Vodafone may require Verizon Wireless to purchase up to an aggregate of $20 billion worth of Vodafone's interest in Verizon Wireless at designated times at its then fair market value. In the event Vodafone exercises its put rights, we have the right, exercisable at our sole discretion, to purchase up to $12.5 billion of Vodafone's interest instead of Verizon Wireless for cash or Verizon stock at our option. Vodafone had the right to require the purchase of up to $10 billion during a 61-day period opening on June 10 and closing on August 9 in 2004, and did not exercise that right. As a result, Vodafone still has the right to require the purchase of up to $20 billion worth of its interest, not to exceed $10 billion in any one year, during a 61-day period opening on June 10 and closing on August 9 in 2005 through 2007. Vodafone also may require that Verizon Wireless pay for up to $7.5 billion of the required repurchase through the assumption or incurrence of debt.

Cellular Partnerships and Other

In August 2002, Verizon Wireless and Price Communications Corp. (Price) combined Price's wireless business with a portion of Verizon Wireless in a transaction valued at approximately $1.7 billion, including $550 million of net debt. The resulting limited partnership is controlled and managed by Verizon Wireless. In exchange for its contributed assets, Price received a limited partnership interest in the new partnership which is exchangeable into common stock of Verizon Wireless if an initial public offering of that stock occurs, or into the common stock of Verizon on the fourth anniversary of the asset contribution date if the initial public offering of Verizon Wireless common stock does not occur prior to then. The price of the Verizon common stock used in determining the number of Verizon common shares received in an exchange is also subject to a maximum and minimum amount.

TELPRI

Telecomunicaciones de Puerto Rico, Inc. (TELPRI) provides local, wireless, long distance, paging and Internet-access services in Puerto Rico.

NOTE 11

LEASING ARRANGEMENTS

As Lessor

We are the lessor in leveraged and direct financing lease agreements under which commercial aircraft and power generating facilities, which comprise the majority of the portfolio, along with industrial equipment, real estate property, telecommunications and other equipment are leased for remaining terms of less than 1 year to 51 years as of December 31, 2004. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which holds a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with GAAP. All recourse debt is reflected in our consolidated balance sheets. See Note 5 for information on lease impairment charges.

Finance lease receivables, which are included in Prepaid Expenses and Other and Other Assets in our consolidated balance sheets are comprised of the following:

(dollars in millions)

At December 31,	2004			2003		
	Leveraged Leases	**Direct Finance Leases**	**Total**	Leveraged Leases	Direct Finance Leases	Total
Minimum lease payments receivable	**$ 4,133**	**$ 173**	**$ 4,306**	$ 4,381	$ 254	$ 4,635
Estimated residual value	**2,319**	**15**	**2,334**	2,432	31	2,463
Unearned income	**(2,631)**	**(19)**	**(2,650)**	(2,782)	(56)	(2,838)
	$ 3,821	**$ 169**	**3,990**	$ 4,031	$ 229	4,260
Allowance for doubtful accounts			**(326)**			(423)
Finance lease receivables, net			**$ 3,664**			$ 3,837
Current			**$ 43**			$ 51
Noncurrent			**$ 3,621**			$ 3,786

Accumulated deferred taxes arising from leveraged leases, which are included in Deferred Income Taxes, amounted to $3,226 million at December 31, 2004 and $3,297 million at December 31, 2003.

The following table is a summary of the components of income from leveraged leases:

(dollars in millions)

Years Ended December 31,	**2004**	2003	2002
Pretax lease income	**$ 63**	$ 108	$ 110
Income tax expense/(benefit)	**(52)**	11	17
Investment tax credits	**3**	3	3

The future minimum lease payments to be received from noncancelable leases, net of nonrecourse loan payments related to leveraged and direct financing leases in excess of debt service requirements, for the periods shown at December 31, 2004, are as follows:

(dollars in millions)

Years	Capital Leases	Operating Leases
2005	$ 131	$ 17
2006	102	14
2007	115	8
2008	149	7
2009	208	5
Thereafter	3,601	12
Total	$ 4,306	$ 63

As Lessee

We lease certain facilities and equipment for use in our operations under both capital and operating leases. Total rent expense from continuing operations under operating leases amounted to $1,347 million in 2004, $1,334 million in 2003 and $1,255 million in 2002.

Capital lease amounts included in plant, property and equipment are as follows:

(dollars in millions)

At December 31,	**2004**	2003
Capital leases	**$ 596**	$ 558
Accumulated amortization	**(412)**	(354)
Total	**$ 184**	$ 204

The aggregate minimum rental commitments under noncancelable leases for the periods shown at December 31, 2004, are as follows:

(dollars in millions)

Years	Capital Leases	Operating Leases
2005	$ 42	$ 978
2006	33	1,020
2007	25	654
2008	19	524
2009	11	378
Thereafter	71	1,194
Total minimum rental commitments	201	$ 4,748
Less interest and executory costs	(63)	
Present value of minimum lease payments	138	
Less current installments	(26)	
Long-term obligation at December 31, 2004	$ 112	

As of December 31, 2004, the total minimum sublease rentals to be received in the future under noncancelable operating and capital subleases were $2 million and $38 million, respectively.

NOTE 12

DEBT

Debt Maturing Within One Year
Debt maturing within one year is as follows:

At December 31,	2004	2003
		(dollars in millions)
Long-term debt maturing within one year	**$ 3,569**	$ 5,180
Commercial paper	**–**	767
Other short-term debt	**24**	20
Total debt maturing within one year	**$ 3,593**	$ 5,967

The weighted average interest rate for our commercial paper at year-end December 31, 2003 was 1.1%. There was no commercial paper outstanding at December 31, 2004.

Capital expenditures (primarily construction of telephone plant) are partially financed, pending long-term financing, through bank loans and the issuance of commercial paper payable within 12 months.

At December 31, 2004, we had approximately $5.8 billion of unused bank lines of credit. Certain of these lines of credit contain requirements for the payment of commitment fees.

Long-Term Debt
Outstanding long-term debt obligations are as follows:

At December 31,	Interest Rates %	Maturities	2004	2003
				(dollars in millions)
Notes payable	2.42 – 8.61	2005 – 2032	**$ 17,481**	$ 17,364
Telephone subsidiaries – debentures and first/refunding mortgage bonds	4.63 – 7.00	2005 – 2042	**12,958**	13,417
	7.15 – 7.65	2007 – 2032	**1,825**	3,625
	7.85 – 9.67	2010 – 2031	**1,930**	2,184
Other subsidiaries – debentures and other	6.36 – 8.75	2005 – 2028	**3,480**	3,926
Zero-coupon convertible notes, net of unamortized discount of $830 and $2,198	3.18	2021	**1,320**	3,244
Employee stock ownership plan loans:				
GTE guaranteed obligations	–	–	**–**	119
NYNEX debentures	9.55	2010	**145**	175
Capital lease obligations (average rate 9.4% and 6.9%)			**138**	521
Property sale holdbacks held in escrow, vendor financing and other	3.00 – 5.00	2005 – 2009	**21**	99
Unamortized discount, net of premium			**(55)**	(81)
Total long-term debt, including current maturities			**39,243**	44,593
Less: debt maturing within one year			**(3,569)**	(5,180)
Total long-term debt			**$ 35,674**	$ 39,413

Telephone Subsidiaries' Debt
The telephone subsidiaries' debentures outstanding at December 31, 2004 include $250 million that are callable. The call price is 102.5% of face value, depending upon the remaining term to maturity of the issue. In addition, our first mortgage bonds of $176 million are secured by certain telephone operations assets.

See Note 22 for additional information about guarantees of operating subsidiary debt.

Zero-Coupon Convertible Notes
In May 2001, Verizon Global Funding Corp. (Verizon Global Funding) issued approximately $5.4 billion in principal amount at maturity of zero-coupon convertible notes due 2021, resulting in gross proceeds of approximately $3 billion. The notes are convertible into shares of our common stock at an initial price of $69.50 per share if the closing price of Verizon common stock on the New York Stock Exchange exceeds specified levels or in other specified circumstances. The conversion price increases by at least 3% a year. The initial conversion price represents a 25% premium over the May 8, 2001 closing

price of $55.60 per share. The zero-coupon convertible notes are callable by Verizon Global Funding on or after May 15, 2006. In addition, the notes are redeemable at the option of the holders on May 15th in each of the years 2004, 2006, 2011 and 2016. On May 15, 2004, $3,292 million of principal amount of the notes ($1,984 million after unamortized discount) were redeemed by Verizon Global Funding. As of December 31, 2004, the remaining zero-coupon convertible notes were classified as long-term since they are not redeemable at the option of the holders again until May 15, 2006.

Support Agreements
All of Verizon Global Funding's debt has the benefit of Support Agreements between us and Verizon Global Funding, which give holders of Verizon Global Funding debt the right to proceed directly against us for payment of interest, premium (if any) and principal outstanding should Verizon Global Funding fail to pay. The holders of Verizon Global Funding debt do not have recourse to the stock or assets of most of our telephone operations; however, they do have recourse to dividends paid to us by any of our consolidated subsidiaries as well as assets not covered by the exclusion. Verizon Global Funding's long-term debt, including current portion, aggregated $13,670 million at December 31, 2004. The carrying value of the available assets reflected in our consolidated balance sheets was approximately $59.6 billion at December 31, 2004.

Verizon and NYNEX Corporation are the joint and several co-obligors of the 20-Year 9.55% Debentures due 2010 previously issued by NYNEX on March 26, 1990. As of December 31, 2004, $145 million principal amount of this obligation remained outstanding. In addition, Verizon Global Funding has guaranteed the debt obligations of GTE Corporation (but not the debt of its subsidiary or affiliate companies) that were issued and outstanding prior to July 1, 2003. As of December 31, 2004, $3,475 million principal amount of these obligations remained outstanding. NYNEX and GTE no longer issue public debt or file SEC reports. See Note 22 for information on guarantees of operating subsidiary debt listed on the New York Stock Exchange.

Debt Covenants
We and our consolidated subsidiaries are in compliance with all of our debt covenants.

Maturities of Long-Term Debt
Maturities of long-term debt outstanding at December 31, 2004 are $3.6 billion in 2005, $7.2 billion in 2006, $2.4 billion in 2007, $2.5 billion in 2008, $1.6 billion in 2009 and $22.0 billion thereafter. These amounts include the debt, redeemable at the option of the holder, at the earliest redemption dates.

NOTE 13

FINANCIAL INSTRUMENTS

Derivatives
The ongoing effect of SFAS No. 133 and related amendments and interpretations on our consolidated financial statements will be determined each period by several factors, including the specific hedging instruments in place and their relationships to hedged items, as well as market conditions at the end of each period.

Interest Rate Risk Management
We have entered into domestic interest rate swaps, to achieve a targeted mix of fixed and variable rate debt, where we principally receive fixed rates and pay variable rates based on LIBOR. These swaps hedge against changes in the fair value of our debt portfolio. We record the interest rate swaps at fair value in our balance sheet as assets and liabilities and adjust debt for the change in its fair value due to changes in interest rates. The ineffective portions of these hedges were recorded as gains in the consolidated statements of income of $4 million, $2 million and $1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Foreign Exchange Risk Management
Our foreign exchange risk management includes the use of foreign currency forward contracts and cross currency interest rate swaps with foreign currency forwards. These contracts are typically used to hedge short-term foreign currency transactions and commitments, or to offset foreign exchange gains or losses on the foreign currency obligations and are designated as cash flow hedges. The contracts have remaining maturities ranging from approximately 2 to 4 months. We record these contracts at fair value as assets or liabilities and the related gains or losses are deferred in shareowners' investment as a component of other comprehensive income (loss). We have recorded net gains of $17 million, losses of $21 million and gains of $12 million in Other Comprehensive Income (Loss) for the years ended December 31, 2004, 2003 and 2002, respectively.

Net Investment Hedges
During 2004, we entered into foreign currency forward contracts to hedge our net investment in our Canadian operations and investments. In accordance with the provisions of SFAS No. 133 and related amendments and interpretations, changes in the fair value of these contracts due to exchange rate fluctuations were recognized in Accumulated Other Comprehensive Loss and offset the impact of foreign currency changes on the value of our net investment in the operations being hedged. During the fourth quarter of 2004, we sold our Canadian operations and investments. Accordingly, the unrealized losses on these net investment hedge contracts were realized in net income along with the corresponding foreign currency translation balance. We recorded realized losses of $106 million ($58 million after-tax) related to these hedge contracts.

Other Derivatives
The conversion options related to MFN convertible debt securities purchased in prior years had, as their underlying risk, changes in the MFN stock price. This risk was not clearly and closely related to the change in interest rate risk underlying the debt securities. Under the provisions of SFAS No. 133 and related amendments and interpretations, we were required to separate the conversion options, considered embedded derivatives, from the debt securities in order to account for changes in the fair value of the conversion options separately from changes in the fair value of the debt securities. During 2002, we wrote-off the value of the conversion options due to the other than temporary decline in market value of our investment in MFN and recorded the charge of $48 million in Income (Loss) from Other Unconsolidated Businesses.

In addition, we previously entered into several other contracts and similar arrangements that require fair value accounting under the provisions of SFAS No. 133 and related amendments and interpretations. We recorded a gain of $4 million and charges of $13 million and $15 million as mark-to-market adjustments related to these instruments for the years ended December 31, 2004, 2003 and 2002, respectively.

Concentrations of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist primarily of temporary cash investments, short-term and long-term investments, trade receivables, certain notes receivable including lease receivables, preferred stock and derivative contracts. Our policy is to deposit our temporary cash investments with major financial institutions. Counterparties to our derivative contracts are also major financial institutions and organized exchanges. The financial institutions have all been accorded high ratings by primary rating agencies. We limit the dollar amount of contracts entered into with any one financial institution and monitor our counterparties' credit ratings. We generally do not give or receive collateral on swap agreements due to our credit rating and those of our counterparties. While we may be exposed to credit losses due to the nonperformance of our counterparties, we consider the risk remote and do not expect the settlement of these transactions to have a material effect on our results of operations or financial condition.

Fair Values of Financial Instruments

The tables that follow provide additional information about our significant financial instruments:

Financial Instrument	Valuation Method
Cash and cash equivalents and short-term investments	Carrying amounts
Short- and long-term debt (excluding capital leases)	Market quotes for similar terms and maturities or future cash flows discounted at current rates
Cost investments in unconsolidated businesses, derivative assets and liabilities and notes receivable	Future cash flows discounted at current rates, market quotes for similar instruments or other valuation models

(dollars in millions)

At December 31,	2004 Carrying Amount	2004 Fair Value	2003 Carrying Amount	2003 Fair Value
Short- and long-term debt	**$ 39,129**	**$ 42,231**	$ 45,140	$ 48,685
Cost investments in unconsolidated businesses	**138**	**138**	174	174
Short- and long-term derivative assets	**127**	**127**	204	204
Notes receivable, net	**81**	**81**	129	129
Short- and long-term derivative liabilities	**3**	**3**	18	18

NOTE 14

EARNINGS PER SHARE AND SHAREOWNERS' INVESTMENT

Earnings Per Share

The following table is a reconciliation of the numerators and denominators used in computing earnings per common share:

(dollars and shares in millions, except per share amounts)

Years Ended December 31,	2004	2003	2002
Net Income Used For Basic Earnings Per Common Share			
Income before discontinued operations and cumulative effect of accounting change	**$ 7,261**	$ 3,460	$ 4,591
Income (loss) on discontinued operations, net of tax	**570**	(886)	(16)
Cumulative effect of accounting change, net of tax	**–**	503	(496)
Net income	**$ 7,831**	$ 3,077	$ 4,079
Net Income Used For Diluted Earnings Per Common Share			
Income before discontinued operations and cumulative effect of accounting change	**$ 7,261**	$ 3,460	$ 4,591
After-tax minority interest expense related to exchangeable equity interest	**27**	21	7
After-tax interest expense related to zero-coupon convertible notes	**41**	61	60
Income before discontinued operations and cumulative effect of accounting change – after assumed conversion of dilutive securities	**7,329**	3,542	4,658
Income (loss) on discontinued operations, net of tax	**570**	(886)	(16)
Cumulative effect of accounting change, net of tax	**–**	503	(496)
Net income – after assumed conversion of dilutive securities	**$ 7,899**	$ 3,159	$ 4,146
Basic Earnings Per Common Share			
Weighted-average shares outstanding – basic	**2,770**	2,756	2,729
Income before discontinued operations and cumulative effect of accounting change	**$ 2.62**	$ 1.26	$ 1.68
Income (loss) on discontinued operations, net of tax	**.21**	(.32)	(.01)
Cumulative effect of accounting change, net of tax	**–**	.18	(.18)
Net income	**$ 2.83**	$ 1.12	$ 1.49
Diluted Earnings Per Common Share(1)			
Weighted-average shares outstanding	**2,770**	2,756	2,729
Effect of dilutive securities:			
Stock options	**5**	5	6
Exchangeable equity interest	**29**	28	10
Zero-coupon convertible notes	**27**	43	44
Weighted-average shares – diluted	**2,831**	2,832	2,789
Income before discontinued operations and cumulative effect of accounting change	**$ 2.59**	$ 1.25	$ 1.67
Income (loss) on discontinued operations, net of tax	**.20**	(.31)	(.01)
Cumulative effect of accounting change, net of tax	**–**	.18	(.18)
Net income	**$ 2.79**	$ 1.12	$ 1.49

(1) Total per share amounts may not add due to rounding.

Certain outstanding options to purchase shares were not included in the computation of diluted earnings per common share because to do so would have been anti-dilutive for the period, including approximately 253 million shares during 2004, 248 million shares during 2003 and 228 million shares during 2002.

The diluted earnings per share calculation considers the assumed conversion of an exchangeable equity interest (see Note 10) and Verizon's zero-coupon convertible notes (see Note 12). In 2004, EITF Issue No. 04-8 was issued and became effective, pertaining to including contingently convertible debt in diluted earnings per share calculations in all periods presented. Verizon's zero-coupon convertible notes, which are convertible into Verizon common stock, are now included in the current and prior periods' diluted earnings per common share calculations.

Shareowners' Investment

Our certificate of incorporation provides authority for the issuance of up to 250 million shares of Series Preferred Stock, $.10 par value, in one or more series, with such designations, preferences, rights, qualifications, limitations and restrictions as the Board of Directors may determine.

We are authorized to issue up to 4.25 billion shares of common stock.

On January 22, 2004, the Board of Directors authorized the repurchase of up to 80 million common shares terminating no later than the close of business on February 28, 2006. During 2004, we repurchased 9.5 million Verizon common shares.

NOTE 15

STOCK INCENTIVE PLANS

We determined stock-option related employee compensation expense for 2004 and 2003, as well as the pro forma expense for 2002 (see Note 2) using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	2004	2003	2002
Dividend yield	**4.2%**	4.0%	3.2%
Expected volatility	**31.3**	30.9	28.5
Risk-free interest rate	**3.3**	3.4	4.6
Expected lives (in years)	**6**	6	6

The weighted-average value of options granted during 2004, 2003 and 2002 was $7.88, $8.41 and $12.11, respectively.

Our stock incentive plans are described below:

Fixed Stock Option Plans

We have fixed stock option plans for substantially all employees. Options to purchase common stock were granted at a price equal to the market price of the stock at the date of grant. The options generally vest over three years and have a maximum term of ten years.

This table summarizes our fixed stock option plans:

	Stock Options (in thousands)	**Weighted-Average Exercise Price**
Outstanding, January 1, 2002	245,208	$ 47.60
Granted	31,206	48.57
Exercised	(7,417)	28.15
Canceled/forfeited	(7,560)	43.62
Outstanding, December 31, 2002	261,437	48.32
Granted	22,207	38.94
Exercised	(4,634)	31.29
Canceled/forfeited	(7,917)	47.87
Outstanding, December 31, 2003	271,093	47.86
Granted	16,824	36.75
Exercised	(10,163)	29.90
Canceled/forfeited	(6,364)	49.69
Outstanding, December 31, 2004	271,390	47.80
Options exercisable, December 31,		
2002	162,620	48.37
2003	233,374	48.27
2004	239,093	48.91

The following table summarizes information about fixed stock options outstanding as of December 31, 2004:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares (in thousands)	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Shares (in thousands)	Weighted-Average Exercise Price
$ 20.00 – 29.99	568	.57 years	$ 26.82	554	$ 26.81
30.00 – 39.99	58,700	6.08	36.72	32,764	36.14
40.00 – 49.99	103,575	5.55	45.32	97,228	45.11
50.00 – 59.99	106,947	5.06	56.19	106,947	56.19
60.00 – 69.99	1,600	4.79	62.22	1,600	62.22
Total	271,390	5.46	47.80	239,093	48.91

Performance-Based Shares

In 2004, stock compensation awards consisted of stock options, performance-based stock units and restricted stock units that vest over three years. The 2004 performance-based stock units and restricted stock units will be paid in cash upon vesting. The expense associated with these awards is disclosed as part of other stock-based compensation (see Note 2).

In 2003, stock compensation awards consisted of stock options and performance-based stock units that vest over three years. This was the first grant of performance based shares since 2000, when certain key Verizon employees were granted restricted stock units that vest over a three to five year period.

The number of shares accrued for the performance-based share programs was 5,993,000, 6,707,000 and 2,861,000 at December 31, 2004, 2003 and 2002, respectively.

NOTE 16

EMPLOYEE BENEFITS

We maintain noncontributory defined benefit pension plans for substantially all employees. The postretirement health care and life insurance plans for our retirees and their dependents are both contributory and noncontributory and include a limit on the company's share of cost for certain recent and future retirees. Management employees hired after December 31, 2004 are not eligible for company-subsidized retiree healthcare or retiree life insurance benefits. We also sponsor defined contribution savings plans to provide opportunities for eligible employees to save for retirement on a tax-deferred basis. We use a measurement date of December 31 for our pension and postretirement health care and life insurance plans.

Pension and Other Postretirement Benefits

Pension and other postretirement benefits for many of our employees are subject to collective bargaining agreements. Modifications in benefits have been bargained from time to time, and we may also periodically amend the benefits in the management plans.

The following tables summarize benefit costs, as well as the benefit obligations, plan assets, funded status and rate assumptions associated with pension and postretirement health care and life insurance benefit plans.

Obligations and Funded Status

(dollars in millions)

	Pension		Health Care and Life	
At December 31,	**2004**	2003	**2004**	2003
Change in Benefit Obligation				
Beginning of year	**$ 40,968**	$ 37,875	**$ 24,581**	$ 17,425
Service cost	**712**	785	**282**	176
Interest cost	**2,289**	2,436	**1,479**	1,203
Plan amendments	**(65)**	854	**248**	4,932
Actuarial loss, net	**2,467**	1,206	**2,017**	1,632
Benefits paid	**(2,884)**	(3,924)	**(1,532)**	(1,316)
Termination benefits	**4**	2,588	**2**	508
Settlements	**(6,105)**	(900)	**–**	–
Other	**9**	48	**–**	21
End of year	**37,395**	40,968	**27,077**	24,581
Change in Plan Assets				
Beginning of year	**42,776**	38,644	**4,467**	3,992
Actual return on plan assets	**4,874**	8,659	**471**	777
Company contributions	**443**	282	**1,143**	1,014
Benefits paid	**(2,884)**	(3,924)	**(1,532)**	(1,316)
Settlements	**(6,105)**	(900)	**–**	–
Acquisitions and divestitures, net	**2**	15	**–**	–
End of year	**39,106**	42,776	**4,549**	4,467
Funded Status				
End of year	**1,711**	1,808	**(22,528)**	(20,114)
Unrecognized				
Actuarial loss, net	**5,486**	5,065	**7,335**	5,576
Prior service cost	**1,387**	1,512	**4,193**	4,179
Transition (asset) obligation	**1**	(3)	**18**	20
Net amount recognized	**$ 8,585**	$ 8,382	**$ (10,982)**	$ (10,339)

(dollars in millions)

At December 31,	Pension		Health Care and Life	
	2004	2003	**2004**	2003
Amounts recognized on the balance sheet				
Prepaid pension cost (in Other Assets)	**$ 12,302**	$ 12,329	**$ –**	$ –
Assets held for sale	**1**	–	**–**	–
Other assets	**463**	511	**–**	–
Employee benefit obligation	**(5,774)**	(5,398)	**(10,953)**	(10,339)
Liabilities related to assets held for sale	**–**	–	**(29)**	–
Minority interest	**145**	79	**–**	–
Accumulated other comprehensive loss	**1,448**	861	**–**	–
Net amount recognized	**$ 8,585**	$ 8,382	**$ (10,982)**	$ (10,339)

Changes in benefit obligations were caused by factors including changes in actuarial assumptions (see "Assumptions") and settlements.

Verizon's union contracts contain health care cost provisions that limit company payments toward health care costs to specific dollar amounts (known as caps). These caps pertain to both current and future retirees, and have a significant impact on the actuarial valuation of postretirement benefits. These caps have been included in union contracts for several years, but have exceeded the annual health care cost every year until 2003. During the negotiation of new collective bargaining agreements for union contracts covering 79,000 unionized employees in the second half of 2003, the date health care caps would become effective was extended and the dollar amounts of the caps were increased. In the fourth quarter of 2003, we began recording retiree health care costs as if there were no caps, in connection with the ratification of the union contracts. Since the caps are an assumption included in the actuarial determination of Verizon's postretirement obligation, the effect of extending and increasing the caps increased the accumulated postretirement obligation in the fourth quarter of 2003 by $5,158 million.

In 2003 and 2002, Verizon reduced its workforce using its employee severance plans (see Note 5). Additionally, in 2004, 2003 and 2002, several of the pension plans' lump-sum pension distributions surpassed the settlement threshold equal to the sum of service cost and interest cost requiring settlement recognition for all cash settlements for each of those years.

The accumulated benefit obligation for all defined benefit pension plans was $35,389 million and $39,012 million at December 31, 2004 and 2003, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets follows:

(dollars in millions)

At December 31,	**2004**	2003
Projected benefit obligation	**$ 12,979**	$ 12,579
Accumulated benefit obligation	**12,508**	12,061
Fair value of plan assets	**7,816**	7,828

Net Periodic Cost

(dollars in millions)

Years Ended December 31,	Pension			Health Care and Life		
	2004	2003	2002	**2004**	2003	2002
Service cost	**$ 712**	$ 785	$ 716	**$ 282**	$ 176	$ 126
Interest cost	**2,289**	2,436	2,486	**1,479**	1,203	1,066
Expected return on plan assets	**(3,709)**	(4,150)	(4,881)	**(414)**	(430)	(476)
Amortization of transition asset	**(4)**	(41)	(109)	**2**	2	2
Amortization of prior service cost	**60**	23	(4)	**234**	(9)	(89)
Actuarial loss (gain), net	**57**	(337)	(707)	**187**	130	70
Net periodic benefit (income) cost	**(595)**	(1,284)	(2,499)	**1,770**	1,072	699
Termination benefits	**4**	2,588	286	**2**	508	21
Settlement loss	**815**	229	237	**–**	–	–
Curtailment (gain) loss and other, net	**1**	65	315	**2**	(130)	441
Subtotal	**820**	2,882	838	**4**	378	462
Total cost (income)	**$ 225**	$ 1,598	$ (1,661)	**$ 1,774**	$ 1,450	$ 1,161

Additional Information

We evaluate each pension plan to determine whether any additional minimum liability is required. As a result of changes in interest rates and changes in investment returns, an adjustment to the additional minimum pension liability was required for a small number of plans. The adjustment in the liability is recorded as a charge or (credit) to Accumulated Other Comprehensive Loss, net of tax, in share-owners' investment in the consolidated balance sheets.

(dollars in millions)

Years Ended December 31,	2004	2003	2002
Increase (decrease) in minimum liability included in other comprehensive income, before tax	**$ 587**	$ (513)	$ 1,342

Assumptions

The weighted-average assumptions used in determining benefit obligations follows:

	Pension		Health Care and Life	
At December 31,	2004	2003	2004	2003
Discount rate	**5.75%**	6.25%	**5.75%**	6.25%
Rate of future increases in compensation	**5.00**	5.00	**4.00**	4.00

The weighted-average assumptions used in determining net periodic cost follows:

	Pension			Health Care and Life		
Years Ended December 31,	2004	2003	2002	2004	2003	2002
Discount rate	**6.25%**	6.75%	7.25%	**6.25%**	6.75%	7.25%
Expected return on plan assets	**8.50**	8.50	9.25	**8.50**	8.50	9.10
Rate of compensation increase	**5.00**	5.00	5.00	**4.00**	4.00	4.00

In order to project the long-term target investment return for the total portfolio, estimates are prepared for the total return of each major asset class over the subsequent 10-year period, or longer. Those estimates are based on a combination of factors including the following: observable current market interest rates, consensus earnings expectations, historical long-term performance and value-added, and the use of conventional long-term risk premiums. To determine the aggregate return for the pension trust, the projected return of each individual asset class is then weighted according to the allocation to that investment area in the trust's long-term asset allocation policy. The projected long-term results are then also compared to the investment return earned over the previous 10 years.

The assumed Health Care Cost Trend Rates follows:

	Health Care and Life		
At December 31,	2004	2003	2002
Health care cost trend rate assumed for next year	**10.00%**	10.00%	11.00%
Rate to which cost trend rate gradually declines	**5.00**	5.00	5.00
Year the rate reaches level it is assumed to remain thereafter	**2009**	2008	2007

Assumed health care trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(dollars in millions)

One-Percentage-Point	Increase	Decrease
Effect on 2004 total service and interest cost	$ 245	$ (192)
Effect on postretirement benefit obligation as of December 31, 2004	3,135	(2,537)

Medicare Drug Act

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Drug Act) was signed into law. The Medicare Drug Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. We sponsor several postretirement health care plans that provide prescription drug benefits that are deemed actuarially equivalent to the Medicare Part D. We elected to recognize the impact of the federal subsidy on our accumulated postretirement benefit obligation and net postretirement benefit costs in the fourth quarter of 2003. We anticipate the recognition of the Medicare Drug Act to decrease our accumulated postretirement benefit obligation by $1,337 million and have reduced our net postretirement benefit cost as follows:

(dollars in millions)

Years Ended December 31,	2004	2003
Service cost	**$ 18**	$ 1
Interest cost	**82**	5
Actuarial gain	**55**	7
Net periodic benefit cost	**$ 155**	$ 13

Plan Assets

Pension Plans

The weighted-average asset allocations for the pension plans by asset category follows:

At December 31,	2004	2003
Asset Category		
Equity securities	**63.0%**	55.9%
Debt securities	**18.2**	17.3
Real estate	**3.5**	3.3
Other	**15.3**	23.5
Total	**100.0%**	100.0%

Equity securities include Verizon common stock in the amounts of $121 million (less than 1% of total plan assets) and $97 million (less than 1% of total plan assets) at December 31, 2004 and 2003, respectively. Other assets include cash and cash equivalents (primarily held for the payment of benefits), private equity and investments in absolute return strategies. At December 31, 2003, other assets included $4,343 million for 2004 payments related to the fourth quarter 2003 voluntary separation plan.

Health Care and Life Plans

The weighted asset allocations for the other postretirement benefit plans by asset category follows:

At December 31,	2004	2003
Asset Category		
Equity securities	**66.7%**	64.5%
Debt securities	**25.6**	27.2
Real estate	**0.1**	0.1
Other	**7.6**	8.2
Total	**100.0%**	100.0%

Equity securities include Verizon common stock in the amounts of $8 million (less than 1% of total plan assets at December 31, 2004 and 2003.)

The portfolio strategy emphasizes a long-term equity orientation, significant global diversification, the use of both public and private investments and professional financial and operational risk controls. Assets are allocated according to a long-term policy neutral position and held within a relatively narrow and pre-determined range. Both active and passive management approaches are used depending on perceived market efficiencies and various other factors. Derivatives are also used primarily as a means for effectively controlling the portfolio's targeted asset mix.

Cash Flows

Federal legislation was enacted on April 10, 2004 that provides temporary pension funding relief for the 2004 and 2005 plan years. The legislation replaces the 30-year treasury rate with a higher corporate bond rate for determining the current liability. In 2004, we contributed $325 million to our qualified pension trusts, $118 million to our nonqualified pension plans and $1,143 million to our other postretirement benefit plans. Based on the funded status of the plans at December 31, 2004, we anticipate qualified pension trust contributions of $730 million in 2005, including voluntary contributions, $140 million to our nonqualified pension plans and $1,060 million to our other postretirement benefit plans.

Estimated Future Benefit Payments

The benefit payments to retirees, which reflect expected future service, are expected to be paid as follows:

(dollars in millions)

	Pension Benefits	Health Care and Life Gross of Medical Subsidy
2005	$ 2,589	$ 1,629
2006	2,627	1,755
2007	2,587	1,825
2008	2,634	1,845
2009	2,916	1,882
2010 – 2014	17,810	9,592

Medicare Prescription Drug subsidies expected to offset the future Health Care and Life benefit payments noted above are as follows:

(dollars in millions)

	Health Care and Life
2005	$ –
2006	90
2007	93
2008	95
2009	97
2010 – 2014	494

Savings Plan and Employee Stock Ownership Plans

We maintain four leveraged employee stock ownership plans (ESOP). Under these plans, we match a certain percentage of eligible employee contributions to the savings plans with shares of our common stock from these ESOPs. Common stock is allocated from all leveraged ESOP trusts based on the proportion of principal and interest paid on ESOP debt in a year to the remaining principal and interest due over the term of the debt. The final debt service payments and related share allocations for two of our leveraged ESOPs were made in 2004. At December 31, 2004, the number of unallocated and allocated shares of common stock was 6 million and 75 million, respectively. All leveraged ESOP shares are included in earnings per share computations.

We recognize leveraged ESOP cost based on the modified shares allocated method for the leveraged ESOP trusts which purchased securities before December 15, 1989 and the shares allocated method for the leveraged ESOP trust which purchased securities after December 15, 1989. ESOP cost and trust activity consist of the following:

(dollars in millions)

Years Ended December 31,	2004	2003	2002
Compensation	**$ 159**	$ 148	$ 143
Interest incurred	**12**	22	30
Dividends	**(16)**	(24)	(29)
Net leveraged ESOP cost	**155**	146	144
Additional ESOP cost	**81**	127	120
Total ESOP cost	**$ 236**	$ 273	$ 264
Dividends received for debt service	**$ 62**	$ 76	$ 80
Total company contributions to leveraged ESOP trusts	**$ 275**	$ 306	$ 280

In addition to the ESOPs described above, we maintain savings plans for non-management employees and employees of certain subsidiaries. Compensation expense associated with these savings plans was $234 million in 2004, $220 million in 2003 and $212 million in 2002.

Severance Benefits

The following table provides an analysis of our severance liability recorded in accordance with SFAS Nos. 112 and 146:

(dollars in millions)

Year	Beginning of Year	Charged to Expense	Payments	Other	End of Year
2002	$ 1,100	$ 707	$ (691)	$ 21	$ 1,137
2003	1,137	1,985	(857)	–	2,265
2004	**2,265**	**–**	**(1,442)**	**(48)**	**775**

The remaining severance liability includes future contractual payments to employees separated as of December 31, 2004.

NOTE 17

INCOME TAXES

The components of Income Before Provision for Income Taxes, Discontinued Operations and Cumulative Effect of Accounting Change are as follows:

(dollars in millions)

Years Ended December 31,	2004	2003	2002
Domestic	**$ 7,802**	$ 2,892	$ 7,358
Foreign	**2,310**	1,781	(1,228)
	$ 10,112	$ 4,673	$ 6,130

The components of the provision for income taxes from continuing operations are as follows:

(dollars in millions)

Years Ended December 31,	2004	2003	2002
Current			
Federal	**$ 305**	$ 48	$ (706)
Foreign	**369**	72	44
State and local	**335**	267	495
	1,009	387	(167)
Deferred			
Federal	**1,694**	820	1,478
Foreign	**33**	18	(13)
State and local	**123**	(2)	256
	1,850	836	1,721
Investment tax credits	**(8)**	(10)	(15)
Total income tax expense	**$ 2,851**	$ 1,213	$ 1,539

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

Years Ended December 31,	2004	2003	2002
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State and local income tax, net of federal tax benefits	**2.9**	3.7	8.0
Tax benefits from investment losses	**(2.9)**	(3.1)	(17.6)
Equity in earnings (loss) from unconsolidated businesses	**(6.4)**	(10.6)	(3.2)
Other, net	**(.4)**	1.0	2.9
Effective income tax rate	**28.2%**	26.0%	25.1%

The favorable impact on our 2004 and 2003 effective income tax rates was primarily driven by increased earnings from our unconsolidated businesses. The effective income tax rate in 2002 was favorably impacted by tax benefits recognized in connection with losses resulting from the other than temporary decline in market value of our investments.

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of deferred tax liabilities (assets) are shown in the following table:

(dollars in millions)

At December 31,	2004	2003
Depreciation	**$ 10,551**	$ 9,722
Employee benefits	**(1,704)**	(1,578)
Leasing activity	**2,968**	3,064
Loss on investments	**(752)**	(1,004)
Wireless joint venture including wireless licenses	**10,382**	9,977
Uncollectible accounts receivable	**(501)**	(740)
Other – net	**(837)**	(1,250)
	20,107	18,191
Valuation allowance	**1,217**	1,463
Net deferred tax liability	**$ 21,324**	$ 19,654
Net long-term deferred tax liabilities	**$ 22,532**	$ 21,704
Less net current deferred tax assets (in Prepaid Expenses and Other)	**1,076**	1,905
Less deferred investment tax credit	**132**	145
Net deferred tax liability	**$ 21,324**	$ 19,654

At December 31, 2004, undistributed earnings of our foreign subsidiaries amounted to approximately $5.1 billion. Deferred income taxes are not provided on these earnings as it is intended that the earnings are indefinitely invested outside of the U.S. It is not practical to estimate the amount of taxes that might be payable upon the remittance of such earnings.

In the fourth quarter of 2004, the American Jobs Creation Act of 2004 was enacted, which provides a special one-time dividends received deduction on the repatriation of foreign dividends, provided the criteria outlined in the tax law is met. Detailed guidance was subsequently issued by the Internal Revenue Service (IRS) on January 13, 2005. In December 2004, the FASB issued FASB Staff Position 109-2, which provided interpretative guidance in connection with accounting for the impact of the American Jobs Creation Act of 2004, due to the lack of clarification of the provisions within the American Jobs Creation Act of 2004 and the timing of enactment. Given the complexities of determining not only the effect of the newly issued IRS guidance but also the local laws and applicable shareholder agreements in several countries that govern dividends that may be distributed from these foreign subsidiaries, Verizon is still evaluating the impact of the American Jobs Creation Act of 2004 on its plan of reinvesting or repatriating foreign earnings, and is unable to reasonably estimate the income tax effect or range of income tax effects. Consequently, no deferred tax liabilities were recorded as of December 31, 2004 related to the undistributed earnings of these companies as a result of the American Jobs Creation Act of 2004. Verizon expects to complete this evaluation during the first half of 2005.

The valuation allowance primarily represents the tax benefits of certain state net operating loss carry forwards and other deferred tax assets which may expire without being utilized. During 2004, the valuation allowance decreased $246 million. This decrease primarily relates to the actual sale of foreign investments at a gain for which a valuation allowance was previously booked.

NOTE 18

SEGMENT INFORMATION

Reportable Segments

We have four reportable segments, which we operate and manage as strategic business units and organize by products and services. We measure and evaluate our reportable segments based on segment income. This segment income excludes unallocated corporate expenses and other adjustments arising during each period. The other adjustments include transactions that the chief operating decision makers exclude in assessing business unit performance due primarily to their non-recurring and/or non-operational nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses that are not individually significant are included in all segment results, since these items are included in the chief operating decision makers' assessment of unit performance. These are mostly contained in Information Services and International since they actively manage investment portfolios.

Our segments and their principal activities consist of the following:

Domestic Telecom

Domestic wireline communications services, principally representing our telephone operations that provide local telephone services in 29 states and Washington, D.C. These services include voice and data transport, enhanced and custom calling features, network access, directory assistance, private lines and public telephones. This segment also provides long distance services, customer premises equipment distribution, data solutions and systems integration, billing and collections, Internet access services and inventory management services.

Domestic Wireless

Domestic wireless products and services include wireless voice and data services and equipment sales across the United States.

Information Services

Directory publishing business, including print directories, SuperPages.com online search services, as well as website creation and other electronic commerce services. This segment has operations principally in the United States.

International

International wireline and wireless communications operations and investments primarily in the Americas, as well as investments in Europe.

The following table provides operating financial information for our four reportable segments:

(dollars in millions)

2004	**Domestic Telecom**	**Domestic Wireless**	**Information Services**	**International**	**Total Segments**
External revenues	**$ 37,689**	**$ 27,586**	**$ 3,615**	**$ 1,982**	**$ 70,872**
Intersegment revenues	**862**	**76**	**–**	**32**	**970**
Total operating revenues	**38,551**	**27,662**	**3,615**	**2,014**	**71,842**
Cost of services and sales	**15,019**	**7,747**	**546**	**626**	**23,938**
Selling, general & administrative expense	**8,781**	**9,591**	**1,331**	**471**	**20,174**
Depreciation & amortization expense	**8,939**	**4,486**	**87**	**324**	**13,836**
Total operating expenses	**32,739**	**21,824**	**1,964**	**1,421**	**57,948**
Operating income	**5,812**	**5,838**	**1,651**	**593**	**13,894**
Equity in earnings of unconsolidated businesses	**–**	**45**	**–**	**1,031**	**1,076**
Income from other unconsolidated businesses	**–**	**–**	**–**	**31**	**31**
Other income and (expense), net	**103**	**11**	**15**	**35**	**164**
Interest expense	**(1,638)**	**(661)**	**(33)**	**(85)**	**(2,417)**
Minority interest	**–**	**(2,323)**	**(6)**	**(80)**	**(2,409)**
Provision for income taxes	**(1,530)**	**(1,265)**	**(629)**	**(300)**	**(3,724)**
Segment income	**$ 2,747**	**$ 1,645**	**$ 998**	**$ 1,225**	**$ 6,615**
Assets	**$ 78,824**	**$ 68,027**	**$ 1,680**	**$ 14,885**	**$ 163,416**
Investments in unconsolidated businesses	**3**	**148**	**4**	**4,914**	**5,069**
Plant, property and equipment, net	**50,608**	**20,516**	**179**	**2,391**	**73,694**
Capital expenditures	**7,118**	**5,633**	**87**	**382**	**13,220**
2003					
External revenues	$ 38,828	$ 22,436	$ 3,830	$ 1,921	$ 67,015
Intersegment revenues	774	53	–	28	855
Total operating revenues	39,602	22,489	3,830	1,949	67,870
Cost of services and sales	14,708	6,460	559	574	22,301
Selling, general & administrative expense	8,517	8,057	1,400	691	18,665
Depreciation & amortization expense	9,217	3,888	79	346	13,530
Sales of businesses, net	–	–	(141)	–	(141)
Total operating expenses	32,442	18,405	1,897	1,611	54,355
Operating income	7,160	4,084	1,933	338	13,515
Equity in earnings (loss) of unconsolidated businesses	–	15	(1)	1,091	1,105
Income (loss) from other unconsolidated businesses	(4)	–	–	169	165
Other income and (expense), net	47	12	6	32	97
Interest expense	(1,682)	(626)	(38)	(160)	(2,506)
Minority interest	–	(1,554)	(8)	(20)	(1,582)
Provision for income taxes	(2,186)	(848)	(735)	(58)	(3,827)
Segment income	$ 3,335	$ 1,083	$ 1,157	$ 1,392	$ 6,967
Assets	$ 82,087	$ 65,166	$ 1,726	$ 11,872	$ 160,851
Investments in unconsolidated businesses	64	288	4	4,555	4,911
Plant, property and equipment, net	53,378	18,998	190	2,164	74,730
Capital expenditures	6,820	4,590	74	358	11,842

(dollars in millions)

2002	Domestic Telecom	Domestic Wireless	Information Services	International	Total Segments
External revenues	$ 40,260	$ 19,424	$ 4,039	$ 2,191	$ 65,914
Intersegment revenues	579	49	–	28	656
Total operating revenues	40,839	19,473	4,039	2,219	66,570
Cost of services and sales	13,390	5,456	643	586	20,075
Selling, general & administrative expense	9,048	7,084	1,343	610	18,085
Depreciation & amortization expense	9,456	3,293	66	376	13,191
Total operating expenses	31,894	15,833	2,052	1,572	51,351
Operating income	8,945	3,640	1,987	647	15,219
Equity in earnings of unconsolidated businesses	–	13	1	644	658
Income from other unconsolidated businesses	–	–	–	218	218
Other income and (expense), net	84	28	10	61	183
Interest expense	(1,745)	(626)	(35)	(238)	(2,644)
Minority interest	–	(1,349)	(16)	(102)	(1,467)
Provision for income taxes	(2,920)	(740)	(736)	(78)	(4,474)
Segment income	$ 4,364	$ 966	$ 1,211	$ 1,152	$ 7,693
Assets	$ 82,257	$ 63,470	$ 3,591	$ 10,650	$ 159,968
Investments in unconsolidated businesses	70	289	9	3,603	3,971
Plant, property and equipment, net	52,582	17,690	237	2,432	72,941
Capital expenditures	8,004	4,414	158	421	12,997

Reconciliation To Consolidated Financial Information

A reconciliation of the results for the operating segments to the applicable line items in the consolidated financial statements is as follows:

(dollars in millions)

	2004	2003	2002
Operating Revenues			
Total reportable segments	**$ 71,842**	$ 67,870	$ 66,570
Non-strategic access line sales	**–**	–	623
Corporate, eliminations and other	**(559)**	(402)	(137)
Consolidated operating revenues – reported	**$ 71,283**	$ 67,468	$ 67,056
Operating Expenses			
Total reportable segments	**$ 57,948**	$ 54,355	$ 51,351
Non-strategic access line sales	**–**	–	241
Sales of businesses and investments, net (see Notes 3, 6, and 9)	**100**	300	(2,747)
Transition costs (see Note 5)	**–**	–	510
Severance, pension and benefit charges (see Note 5)	**815**	5,523	1,949
Investment-related charges (see Notes 6 and 9)	**–**	–	732
NorthPoint settlement (see Note 5)	**–**	–	175
MCI exposure, lease impairment and other special items (see Note 5)	**(91)**	496	593
Corporate, eliminations and other	**(606)**	(613)	(625)
Consolidated operating expenses – reported	**$ 58,166**	$ 60,061	$ 52,179
Net Income			
Segment income – reportable segments	**$ 6,615**	$ 6,967	$ 7,693
Sales of businesses and investments, net (see Notes 3, 6 and 9)	**1,059**	44	1,895
Transition costs (see Note 5)	**–**	–	(288)
Severance, pension and benefit charges (see Note 5)	**(499)**	(3,399)	(1,264)
Investment-related charges (see Notes 6 and 9)	**–**	–	(5,652)
NorthPoint settlement (see Note 5)	**–**	–	(114)
MCI exposure, lease impairment and other special items (see Note 5)	**2**	(419)	(469)
Iusacell charge (see Note 3)	**–**	(931)	–
Tax benefits (see Note 6)	**234**	–	2,104
Income (loss) on discontinued operations (see Note 3)	**54**	46	(13)
Cumulative effect of accounting change (see Note 2)	**–**	503	(496)
Corporate and other	**366**	266	683
Consolidated net income – reported	**$ 7,831**	$ 3,077	$ 4,079
Assets			
Total reportable segments	**$ 163,416**	$ 160,851	$ 159,968
Reconciling items	**2,542**	5,117	7,500
Consolidated assets	**$ 165,958**	$ 165,968	$ 167,468

Results of operations for Domestic Telecom exclude the effects of the non-strategic access lines sold in 2002. In addition, the transfer of Global Solutions Inc. from International to Domestic Telecom effective January 1, 2003 is reflected in this financial information as if it had occurred for all periods presented. Financial information for International excludes the effects of Iusacell (see Note 3). Financial information for Information Services excludes the effects of Verizon Information Services Canada (see Note 3).

Corporate, eliminations and other includes unallocated corporate expenses, intersegment eliminations recorded in consolidation, the results of other businesses such as lease financing, and asset impairments and expenses that are not allocated in assessing segment performance due to their non-recurring nature.

We generally account for intersegment sales of products and services and asset transfers at current market prices. We are not dependent on any single customer.

Geographic Areas

Our foreign investments are located principally in the Americas and Europe. Domestic and foreign operating revenues are based on the location of customers. Long-lived assets consist of plant, property and equipment (net of accumulated depreciation) and investments in unconsolidated businesses. The table below presents financial information by major geographic area:

(dollars in millions)

Years Ended December 31,	2004	2003	2002
Domestic			
Operating revenues	**$ 69,173**	$ 65,303	$ 64,576
Long-lived assets	**72,668**	74,346	72,726
Foreign			
Operating revenues	**2,110**	2,165	2,480
Long-lived assets	**7,311**	6,745	6,009
Consolidated			
Operating revenues	**71,283**	67,468	67,056
Long-lived assets	**79,979**	81,091	78,735

NOTE 19

COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting shareowners' investment that, under GAAP, are excluded from net income.

Changes in the components of other comprehensive income (loss), net of income tax expense (benefit), are as follows:

(dollars in millions)

Years Ended December 31,	2004	2003	2002
Foreign Currency Translation Adjustments, net of taxes of $-, $- and $28	**$ 548**	$ 568	$ 220
Unrealized Losses on Net Investment Hedges			
Unrealized losses, net of taxes of $(48), $- and $-	**(58)**	-	-
Less reclassification adjustments for losses realized in net income, net of taxes of $(48), $- and $-	**(58)**	-	-
Net unrealized losses on net investment hedges	**-**	-	-
Unrealized Derivative Gains (Losses) on Cash Flow Hedges			
Unrealized gains (losses), net of taxes of $(2), $(1) and $3	**(9)**	30	67
Less reclassification adjustments for gains (losses) realized in net income, net of taxes of $(2), $(1) and $3	**(26)**	51	55
Net unrealized derivative gains (losses) on cash flow hedges	**17**	(21)	12
Unrealized Gains (Losses) on Marketable Securities			
Unrealized gains (losses), net of taxes of $4, $2 and $(129)	**8**	5	(464)
Less reclassification adjustments for gains (losses) realized in net income, net of taxes of $1, $1 and $51	**1**	4	(160)
Net unrealized gains (losses) on marketable securities	**7**	1	(304)
Minimum Pension Liability Adjustment, net of taxes of $(212), $201 and $(491)	**(375)**	312	(851)
Other Comprehensive Income (Loss)	**$ 197**	$ 860	$ (923)

The foreign currency translation adjustment in 2004 represents unrealized gains from the appreciation of the functional currencies at Verizon Dominicana, C. por A. (Verizon Dominicana) and our investment in Vodafone Omnitel as well as the reclassification of the foreign currency translation loss in connection with the sale of our 20.5% interest in TELUS (see Note 9), partially offset by unrealized losses from the decline in the functional currency on our investment in CANTV. The foreign currency translation adjustment in 2003 is primarily driven by the impact of the euro on our investment in Vodafone Omnitel and a reclassification of the foreign currency translation loss of Iusacell of $577 million in connection with the sale of Iusacell (see Note 3), partially offset by unrealized foreign currency translation losses at Verizon Dominicana and CANTV.

During 2004, we entered into foreign currency forward contracts to hedge our net investment in Verizon Information Services Canada and TELUS (see Note 13). In connection with the sales of these interests in the fourth quarter of 2004, the unrealized losses on these net investment hedges were realized in net income along with the corresponding foreign currency translation balance.

The reclassification adjustment for the net losses realized in net income on marketable securities in 2002 primarily relates to the other than temporary decline in market value of certain of our investments in marketable securities in 2002. The net realized losses for 2002 are partially offset by realized gains on the sales of TCNZ and C&W. The unrealized derivative gains and losses on cash flow hedges primarily result from our hedges of foreign exchange risk (see Note 13). The changes in the minimum pension liability in 2004, 2003 and 2002 were required by accounting rules for certain pension plans based on their funded status (see Note 16).

The components of Accumulated Other Comprehensive Loss are as follows:

		(dollars in millions)
At December 31,	**2004**	2003
Foreign currency translation adjustments	**$ (112)**	$ (660)
Unrealized derivative losses on cash flow hedges	**(37)**	(54)
Unrealized gains on marketable securities	**31**	24
Minimum pension liability adjustment	**(935)**	(560)
Accumulated other comprehensive loss	**$ (1,053)**	$ (1,250)

NOTE 20

ACCOUNTING FOR THE IMPACT OF THE SEPTEMBER 11, 2001 TERRORIST ATTACKS

The primary financial statement impact of the September 11, 2001 terrorist attacks pertains to Verizon's plant, equipment and administrative office space located either in, or adjacent to the World Trade Center complex, and the associated service restoration efforts. We recorded insurance recoveries related to the terrorist attacks of $270 million in 2003 and $200 million in 2002, primarily offsetting fixed asset losses and expenses incurred in 2004 and preceding years. Of the amounts recorded, approximately $130 million in 2003, and $112 million in 2002 relate to operating expenses (primarily cost of services and sales) reported in the consolidated statements of income, and also reported by our Domestic Telecom segment. The costs and estimated insurance recoveries were recorded in accordance with EITF No. 01-10, "Accounting for the Impact of the Terrorist Attacks of September 11, 2001." As of December 31, 2004, we received insurance proceeds of $849 million.

NOTE 21

ADDITIONAL FINANCIAL INFORMATION

The tables that follow provide additional financial information related to our consolidated financial statements:

Income Statement Information

			(dollars in millions)
Years Ended December 31,	**2004**	2003	2002
Depreciation expense	**$ 12,508**	$ 12,210	$ 12,132
Interest expense incurred	**2,561**	2,941	3,315
Capitalized interest	**(177)**	(144)	(185)
Advertising expense	**1,685**	1,419	1,530

Balance Sheet Information

		(dollars in millions)
At December 31,	**2004**	2003
Accounts Payable and Accrued Liabilities		
Accounts payable	**$ 2,827**	$ 4,116
Accrued expenses	**3,071**	2,994
Accrued vacation pay	**842**	824
Accrued salaries and wages	**2,526**	3,365
Interest payable	**585**	633
Accrued taxes	**3,326**	2,720
	$ 13,177	$ 14,652
Other Current Liabilities		
Advance billings and customer deposits	**$ 1,899**	$ 1,686
Dividends payable	**1,083**	1,083
Other	**2,852**	3,116
	$ 5,834	$ 5,885

Cash Flow Information

			(dollars in millions)
Years Ended December 31,	**2004**	2003	2002
Cash Paid			
Income taxes, net of amounts refunded	**$ 597**	$ (716)	$ 520
Interest, net of amounts capitalized	**2,723**	2,646	2,855
Supplemental Investing and Financing Transactions			
Assets acquired in business combinations	**8**	880	2,697
Liabilities assumed in business combinations	**–**	13	1,200
Debt assumed in business combinations	**–**	4	589

NOTE 22

GUARANTEES OF OPERATING SUBSIDIARY DEBT

Verizon has guaranteed the following two obligations of indirect wholly owned operating subsidiaries: $480 million 7% debentures series B, due 2042 issued by Verizon New England Inc. and $300 million 7% debentures series F issued by Verizon South Inc. due 2041. These guarantees are full and unconditional and would require Verizon to make scheduled payments immediately if either of the two subsidiaries failed to do so. Both of these securities were issued in denominations of $25 and were sold primarily to retail investors and are listed on the New York Stock Exchange. SEC rules permit us to include condensed consolidating financial information for these two subsidiaries in our periodic SEC reports rather than filing separate subsidiary periodic SEC reports.

Below is the condensed consolidating financial information. Verizon New England and Verizon South are presented in separate columns. The column labeled Parent represents Verizon's investments in all of its subsidiaries under the equity method and the Other column represents all other subsidiaries of Verizon on a combined basis. The Adjustments column reflects intercompany eliminations.

(dollars in millions)

Condensed Consolidating Statements of Income Year Ended December 31, 2004	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Operating revenues	$ –	$ 3,955	$ 934	$ 66,756	$ (362)	$ 71,283
Operating expenses	260	3,664	717	53,887	(362)	58,166
Operating Income (Loss)	(260)	291	217	12,869	–	13,117
Equity in earnings of unconsolidated businesses	7,714	59	–	1,438	(7,520)	1,691
Income from other unconsolidated businesses	–	–	–	75	–	75
Other income and (expense), net	171	8	7	38	(202)	22
Interest expense	(20)	(165)	(63)	(2,144)	8	(2,384)
Minority interest	–	–	–	(2,409)	–	(2,409)
Income before provision for income taxes, discontinued operations and cumulative effect of accounting change	7,605	193	161	9,867	(7,714)	10,112
Income tax benefit (provision)	229	(50)	(34)	(2,996)	–	(2,851)
Income Before Discontinued Operations And Cumulative Effect Of Accounting Change	7,834	143	127	6,871	(7,714)	7,261
Gain (loss) on discontinued operations, net of tax	(3)	–	–	573	–	570
Cumulative effect of accounting change, net of tax	–	–	–	–	–	–
Net Income	$ 7,831	$ 143	$ 127	$ 7,444	$ (7,714)	$ 7,831

(dollars in millions)

Condensed Consolidating Statements of Income Year Ended December 31, 2003	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Operating revenues	$ –	$ 4,102	$ 951	$ 62,692	$ (277)	$ 67,468
Operating expenses	562	4,148	808	54,820	(277)	60,061
Operating Income (Loss)	(562)	(46)	143	7,872	–	7,407
Equity in earnings (loss) of unconsolidated businesses	3,176	(42)	–	1,272	(3,128)	1,278
Income (loss) from other unconsolidated businesses	(10)	–	–	341	–	331
Other income and (expense), net	75	(1)	2	(3)	(36)	37
Interest expense	(78)	(160)	(64)	(2,483)	(12)	(2,797)
Minority interest	–	–	–	(1,583)	–	(1,583)
Income (loss) before provision for income taxes, discontinued operations and cumulative effect of accounting change	2,601	(249)	81	5,416	(3,176)	4,673
Income tax benefit (provision)	476	82	(32)	(1,739)	–	(1,213)
Income (Loss) Before Discontinued Operations And Cumulative Effect Of Accounting Change	3,077	(167)	49	3,677	(3,176)	3,460
Loss on discontinued operations, net of tax	–	–	–	(886)	–	(886)
Cumulative effect of accounting change, net of tax	–	369	47	87	–	503
Net Income	$ 3,077	$ 202	$ 96	$ 2,878	$ (3,176)	$ 3,077

(dollars in millions)

Condensed Consolidating Statements of Income Year Ended December 31, 2002	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Operating revenues	$ –	$ 4,365	$ 1,350	$ 61,585	$ (244)	$ 67,056
Operating expenses	385	3,826	(753)	48,965	(244)	52,179
Operating Income (Loss)	(385)	539	2,103	12,620	–	14,877
Equity in earnings (loss) of unconsolidated businesses	4,054	29	–	(1,621)	(4,009)	(1,547)
Loss from other unconsolidated businesses	(100)	–	–	(2,757)	–	(2,857)
Other income and (expense), net	62	(33)	16	169	(23)	191
Interest expense	(53)	(164)	(74)	(2,817)	(22)	(3,130)
Minority interest	–	–	–	(1,404)	–	(1,404)
Income before provision for income taxes, discontinued operations and cumulative effect of accounting change	3,578	371	2,045	4,190	(4,054)	6,130
Income tax benefit (provision)	501	(138)	(794)	(1,108)	–	(1,539)
Income Before Discontinued Operations And Cumulative Effect Of Accounting Change	4,079	233	1,251	3,082	(4,054)	4,591
Loss on discontinued operations, net of tax	–	–	–	(16)	–	(16)
Cumulative effect of accounting change, net of tax	–	–	–	(496)	–	(496)
Net Income	$ 4,079	$ 233	$ 1,251	$ 2,570	$ (4,054)	$ 4,079

(dollars in millions)

Condensed Consolidating Balance Sheets At December 31, 2004	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Cash	$ –	$ –	$ –	$ 2,290	$ –	$ 2,290
Short-term investments	–	187	33	2,037	–	2,257
Accounts receivable, net	6	913	151	9,751	(1,020)	9,801
Other current assets	7,632	151	123	4,985	(7,760)	5,131
Total current assets	7,638	1,251	307	19,063	(8,780)	19,479
Plant, property and equipment, net	1	6,444	1,204	66,475	–	74,124
Investments in unconsolidated businesses	32,191	116	–	9,639	(36,091)	5,855
Other assets	408	488	374	65,460	(230)	66,500
Total Assets	$ 40,238	$ 8,299	$ 1,885	$ 160,637	$ (45,101)	$ 165,958
Debt maturing within one year	$ 31	$ 168	$ –	$ 11,222	$ (7,828)	$ 3,593
Other current liabilities	2,372	1,217	181	16,718	(952)	19,536
Total current liabilities	2,403	1,385	181	27,940	(8,780)	23,129
Long-term debt	113	2,966	901	31,924	(230)	35,674
Employee benefit obligations	160	1,940	235	15,606	–	17,941
Deferred income taxes	–	571	249	21,712	–	22,532
Other liabilities	2	253	34	3,780	–	4,069
Minority interest	–	–	–	25,053	–	25,053
Total shareowners' investment	37,560	1,184	285	34,622	(36,091)	37,560
Total Liabilities and Shareowners' Investment	$ 40,238	$ 8,299	$ 1,885	$ 160,637	$ (45,101)	$ 165,958

(dollars in millions)

Condensed Consolidating Balance Sheets At December 31, 2003	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Cash	$ –	$ –	$ –	$ 669	$ –	$ 669
Short-term investments	–	200	40	1,932	–	2,172
Accounts receivable, net	3	1,117	162	10,373	(1,801)	9,854
Other current assets	5,201	380	192	5,756	(5,329)	6,200
Total current assets	5,204	1,697	394	18,730	(7,130)	18,895
Plant, property and equipment, net	1	6,751	1,280	67,270	–	75,302
Investments in unconsolidated businesses	30,869	117	–	6,354	(31,551)	5,789
Other assets	152	610	385	64,845	(10)	65,982
Total Assets	$ 36,226	$ 9,175	$ 2,059	$ 157,199	$ (38,691)	$ 165,968
Debt maturing within one year	$ 30	$ 513	$ –	$ 11,125	$ (5,701)	$ 5,967
Other current liabilities	2,484	1,739	301	17,518	(1,429)	20,613
Total current liabilities	2,514	2,252	301	28,643	(7,130)	26,580
Long-term debt	145	2,749	900	35,629	(10)	39,413
Employee benefit obligations	99	1,787	216	14,652	–	16,754
Deferred income taxes	–	602	238	20,864	–	21,704
Other liabilities	2	235	39	3,427	–	3,703
Minority interest	–	–	–	24,348	–	24,348
Total shareowners' investment	33,466	1,550	365	29,636	(31,551)	33,466
Total Liabilities and Shareowners' Investment	$ 36,226	$ 9,175	$ 2,059	$ 157,199	$ (38,691)	$ 165,968

(dollars in millions)

Condensed Consolidating Statements of Cash Flows Year Ended December 31, 2004	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Net cash from operating activities	$ 6,650	$ 1,219	$ 282	$ 20,133	$ (6,464)	$ 21,820
Net cash from investing activities	–	(655)	(75)	(9,559)	(54)	(10,343)
Net cash from financing activities	(6,650)	(564)	(207)	(8,953)	6,518	(9,856)
Net Increase in Cash	$ –	$ –	$ –	$ 1,621	$ –	$ 1,621

(dollars in millions)

Condensed Consolidating Statements of Cash Flows Year Ended December 31, 2003	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Net cash from operating activities	$ 8,763	$ 1,304	$ 283	$ 20,630	$ (8,513)	$ 22,467
Net cash from investing activities	–	(628)	(229)	(11,506)	127	(12,236)
Net cash from financing activities	(8,763)	(676)	(54)	(9,852)	8,386	(10,959)
Net Decrease in Cash	$ –	$ –	$ –	$ (728)	$ –	$ (728)

(dollars in millions)

Condensed Consolidating Statements of Cash Flows Year Ended December 31, 2002	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Net cash from operating activities	$ 8,345	$ 1,488	$ (306)	$ 20,699	$ (8,144)	$ 22,082
Net cash from investing activities	–	(754)	2,252	(7,999)	(290)	(6,791)
Net cash from financing activities	(8,345)	(734)	(1,946)	(12,218)	8,434	(14,809)
Net Increase in Cash	$ –	$ –	$ –	$ 482	$ –	$ 482

NOTE 23

COMMITMENTS AND CONTINGENCIES

Several state and federal regulatory proceedings may require our telephone operations to pay penalties or to refund to customers a portion of the revenues collected in the current and prior periods. There are also various legal actions pending to which we are a party and claims which, if asserted, may lead to other legal actions. We have established reserves for specific liabilities in connection with regulatory and legal actions, including environmental matters, that we currently deem to be probable and estimable. We do not expect that the ultimate resolution of pending regulatory and legal matters in future periods, including the Hicksville matters described below, will have a material effect on our financial condition, but it could have a material effect on our results of operations.

During 2003, under a government-approved plan, remediation of the site of a former facility in Hicksville, New York that processed nuclear fuel rods in the 1950s and 1960s commenced. Remediation beyond original expectations proved to be necessary and a reassessment of the anticipated remediation costs was conducted. In addition, a reassessment of costs related to remediation efforts at several other former facilities was undertaken. As a result, an additional environmental remediation expense of $240 million was recorded in Selling, General and Administrative Expense in the consolidated statements of income in 2003. We expect overall remediation efforts, including soil and ground water remediation and property costs, to take place over the next several years, and our cost estimates may be revised as remediation continues.

There are also litigation matters associated with the Hicksville site primarily involving personal injury claims in connection with alleged emissions arising from operations in the 1950s and 1960s at the Hicksville site. These matters are in various stages, and no trial date has been set.

In connection with the execution of agreements for the sales of businesses and investments, Verizon ordinarily provides representations and warranties to the purchasers pertaining to a variety of nonfinancial matters, such as ownership of the securities being sold, as well as financial losses.

Subsequent to the sale of Verizon Information Services Canada (see Note 3), our Information Services segment continues to provide a guarantee to publish directories, which was issued when the directory business was purchased in 2001 and had a 30-year term (before extensions). The preexisting guarantee continues, without modification, following the sale of Verizon Information Services Canada. The possible financial impact of the guarantee, which is not expected to be adverse, cannot be reasonably estimated since a variety of the potential outcomes available under the guarantee result in costs and revenues or benefits that may offset. In addition, performance under the guarantee is not likely.

As of December 31, 2004, letters of credit totaling $162 million had been executed in the normal course of business, which support several financing arrangements and payment obligations to third parties.

Our commercial relationship continues with Level 3 Communications LLC (Level 3), the purchaser of substantially all of Genuity's domestic assets and the assignee of Genuity's principal contract with us. We have a multi-year purchase commitment expiring on December 31, 2005 for services such as dedicated Internet access, managed web hosting, Internet security and some transport services. Under this purchase commitment, Verizon has agreed to pay Level 3 a minimum of $250 million between February 4, 2003 and December 31, 2005. Through December 31, 2004, $216 million of that purchase commitment had been met by Verizon.

We have several commitments primarily to purchase network services, equipment and software from a variety of suppliers, including the Level 3 commitment in the preceding paragraph, totaling $936 million. Of this total amount, $484 million, $352 million, $58 million, $24 million, $8 million and $10 million are expected to be purchased in 2005, 2006, 2007, 2008, 2009 and thereafter, respectively.

NOTE 24

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(dollars in millions, except per share amounts)

			Income (Loss) Before Discontinued Operations and Cumulative Effect of Accounting Change			
Quarter Ended	Operating Revenues	Operating Income (Loss)	Amount	Per Share-Basic	Per Share-Diluted	Net Income (Loss)
2004						
March 31[a]	**$ 17,056**	**$ 2,466**	**$ 1,183**	**$ .43**	**$ .42**	**$ 1,199**
June 30	**17,758**	**3,701**	**1,782**	**.64**	**.64**	**1,797**
September 30	**18,206**	**3,597**	**1,779**	**.64**	**.64**	**1,796**
December 31[b]	**18,263**	**3,353**	**2,517**	**.91**	**.90**	**3,039**
2003						
March 31	$ 16,440	$ 3,683	$ 1,894	$ .69	$ .68	$ 2,406
June 30[c]	16,767	2,703	1,251	.45	.45	338
September 30	17,063	3,191	1,786	.65	.64	1,791
December 31[d]	17,198	(2,170)	(1,471)	(.53)	(.53)	(1,458)

(a) Results of operations for the first quarter of 2004 include a $446 million after-tax charge for severance and related pension settlement benefits.
(b) Results of operations for the fourth quarter of 2004 include a $500 million net after-tax gain on the sale of an investment.
(c) Results of operations for the second quarter of 2003 include a $436 million after-tax charge for severance and related pension settlement benefits.
(d) Results of operations for the fourth quarter of 2003 include a $2,882 million after-tax charge for severance and related pension settlement benefits.

Income (loss) before discontinued operations and cumulative effect of accounting change per common share is computed independently for each quarter and the sum of the quarters may not equal the annual amount.

NOTE 25

SUBSEQUENT EVENT (UNAUDITED)

On February 14, 2005, Verizon announced that it had agreed to acquire MCI for a combination of Verizon common shares and cash (including MCI dividends). At the closing of the acquisition, Verizon will also assume MCI's net debt (total debt less cash on hand). This consideration is subject to adjustment at closing and may be decreased based on MCI's bankruptcy claims-related experience and international tax liabilities. The boards of directors of Verizon and MCI have approved the agreement. In addition to MCI share-owner approval, the acquisition requires regulatory approvals, which the companies are targeting to obtain in about one year. At least one other company has expressed an interest in acquiring MCI.

board of directors

James R. Barker
Chairman
The Interlake Steamship Co. and
New England Fast Ferry Co.
and *Vice Chairman*
Mormac Marine Group, Inc. and
Moran Towing Corporation

Richard L. Carrión
Chairman, President and
Chief Executive Officer
Popular, Inc.
and *Chairman and*
Chief Executive Officer
Banco Popular de Puerto Rico

Robert W. Lane
Chairman, President and
Chief Executive Officer
Deere & Company

Sandra O. Moose
President
Strategic Advisory Services LLC

Joseph Neubauer
Chairman and Chief Executive Officer
ARAMARK Corporation

Thomas H. O'Brien
Retired Chairman and Chief Executive Officer
The PNC Financial Services Group, Inc.
and PNC Bank, N.A.

Hugh B. Price
Senior Advisor
Piper Rudnick LLP

Ivan G. Seidenberg
Chairman and
Chief Executive Officer
Verizon Communications Inc.

Walter V. Shipley
Retired Chairman
The Chase Manhattan Corporation

John R. Stafford
Retired Chairman of the Board
Wyeth

Robert D. Storey
Retired Partner
Thompson Hine LLP

corporate officers and **executive** leadership

Ivan G. Seidenberg
Chairman and
Chief Executive Officer

Lawrence T. Babbio, Jr.
Vice Chairman and President –
Domestic Telecom

Dennis F. Strigl
Executive Vice President and President
and Chief Executive Officer –
Verizon Wireless

Doreen A. Toben
Executive Vice President and
Chief Financial Officer

William P. Barr
Executive Vice President and
General Counsel

John W. Diercksen
Executive Vice President –
Strategy, Development and Planning

Marc C. Reed
Executive Vice President –
Human Resources

Thomas J. Tauke
Executive Vice President –
Public Affairs, Policy and Communications

Thomas A. Bartlett
Senior Vice President and Treasurer

David H. Benson
Senior Vice President and Controller

Marianne Drost
Senior Vice President, Deputy General
Counsel and Corporate Secretary

William F. Heitmann
Senior Vice President – Finance

Joleen D. Moden
Senior Vice President – Internal Auditing

Catherine T. Webster
Senior Vice President – Investor Relations

Katherine J. Harless
President – Information Services

Daniel C. Petri
President – International

investor information

Registered Shareowner Services

Questions or requests for assistance regarding changes to or transfers of your registered stock ownership should be directed to our transfer agent, EquiServe Trust Company, N.A. at:

Verizon Communications Shareowner Services
c/o EquiServe
P.O. Box 43005
Providence, RI 02940-3005
Phone: 800 631-2355
Website: www.equiserve.com
Email: verizon@equiserve.com

Persons outside the U.S. may call: 816 843-4284

Persons using a telecommunications device for the deaf (TDD) may call: 800 524-9955

On-line Account Access – Registered shareowners can view account information on-line at: www.verizon.equiserve.com

You will need your account number, a password and taxpayer identification number to enroll. For more information, contact EquiServe.

Electronic Delivery of Proxy Materials – Registered shareowners can receive their Annual Report, Proxy Statement and Proxy Card on-line, instead of receiving printed materials by mail. Enroll at www.econsent.com/vz

Direct Dividend Deposit Service – Verizon offers an electronic funds transfer service to registered shareowners wishing to deposit dividends directly into savings or checking accounts on dividend payment dates. For more information, contact EquiServe.

Direct Invest Stock Purchase and Ownership Plan – Verizon offers a direct stock purchase and share ownership plan. The plan allows current and new investors to purchase common stock and to reinvest the dividends toward the purchase of additional shares. To receive a Plan Prospectus and enrollment form, contact EquiServe or visit their website.

Corporate Governance

Verizon's Corporate Governance Guidelines are available on our website – www.verizon.com/investor

If you would prefer to receive a printed copy in the mail, please contact the Assistant Corporate Secretary:

Verizon Communications Inc.
Assistant Corporate Secretary
1095 Avenue of the Americas – Room 3877
New York, NY 10036

Equal Opportunity Policy

The company maintains a long-standing commitment to equal opportunity and valuing the diversity of its employees, suppliers and customers. Verizon is fully committed to a workplace free from discrimination and harassment for all persons, without regard to race, color, religion, age, gender, national origin, sexual orientation, marital status, citizenship status, veteran status, disability or other protected classifications.

Investor Services

Investor Website – Get company information and news on our website – www.verizon.com/investor


Investor Relations
Site Search
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VZ Mail – Get the latest investor information delivered directly to your computer desktop. Subscribe to VzMail at our investor information website.

Stock Market Information

Shareowners of record at December 31, 2004: 1,000,801

Verizon is listed on the New York Stock Exchange (ticker symbol: VZ)

Also listed on the Philadelphia, Boston, Chicago, Pacific, London, Swiss, Amsterdam and Frankfurt exchanges.

Common Stock Price and Dividend Information

	Market Price High	Market Price Low	Cash Dividend Declared
2004			
First Quarter	**$ 39.54**	**$ 35.08**	**$ 0.385**
Second Quarter	**38.20**	**34.25**	**0.385**
Third Quarter	**41.01**	**34.13**	**0.385**
Fourth Quarter	**42.27**	**38.26**	**0.385**
2003			
First Quarter	$ 44.31	$ 32.06	$ 0.385
Second Quarter	41.35	32.80	0.385
Third Quarter	40.25	32.05	0.385
Fourth Quarter	35.25	31.10	0.385

Form 10-K

To receive a copy of the 2004 Verizon Annual Report on Form 10-K, which is filed with the Securities and Exchange Commission, contact Investor Relations:

Verizon Communications Inc.
Investor Relations
1095 Avenue of the Americas
36th Floor
New York, NY 10036
Phone: 212 395-1525
Fax: 212 921-2917

Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York 10036
212 395-2121


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